      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 1998

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                         AMERICAN AXLE & MANUFACTURING
                                 HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    3714                    52-2100832
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
      INCORPORATION)      CLASSIFICATION CODE NUMBER)

                            ------------------------

                              1840 HOLBROOK AVENUE
                            DETROIT, MICHIGAN 48212
                                 (313) 974-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              PATRICK S. LANCASTER
                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
                              1840 HOLBROOK AVENUE
                            DETROIT, MICHIGAN 48212
                                 (313) 974-2333
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                        Copies of all correspondence to:

            WILSON S. NEELY                       MICHAEL A. CAMPBELL
       SIMPSON THACHER & BARTLETT                 MAYER, BROWN & PLATT
          425 LEXINGTON AVENUE                  190 SOUTH LASALLE STREET
        NEW YORK, NEW YORK 10017              CHICAGO, ILLINOIS 60603-3441
             (212) 455-2000                          (312) 782-0600


                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                        PROPOSED
                                   MAXIMUM AGGREGATE
  TITLE OF CLASS OF SECURITIES          OFFERING            AMOUNT OF
        TO BE REGISTERED              PRICE(1)(2)       REGISTRATION FEE
--------------------------------   -----------------    ----------------
Common Stock, $.01 par value....      $115,000,000           $33,925

------------
(1) Includes shares of Common Stock that the Underwriters have options to purchase to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of calculating the registration fee.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED MAY 22, 1998
PROSPECTUS
                                               SHARES

                                     [LOGO]

                 AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

                                  COMMON STOCK

                            ------------------------

     All of the           shares of common stock, par value $.01 per share (the
'Common Stock'), of American Axle & Manufacturing Holdings, Inc., a Delaware corporation (the 'Company'), offered hereby are being issued and sold by the Company.

     Of the           shares of Common Stock offered hereby,           shares
are being offered initially in the United States and Canada by the U.S.
Underwriters (the 'U.S. Offering') and           shares are being offered
initially outside the United States and Canada by the International Managers (the 'International Offering'). The initial public offering price and the underwriting discount per share are identical for the U.S. Offering and the International Offering (collectively, the 'Offerings'). See 'Underwriting.'

     Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will
be between $       and $       per share. See 'Underwriting' for a discussion of
the factors to be considered in determining the initial public offering price.

     The Company intends to apply to list the Common Stock on the New York Stock Exchange under the proposed symbol 'AXL.'

                            ------------------------

     SEE 'RISK FACTORS' BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

[CAPTION]

                      PRICE TO                                          PROCEEDS TO
                       PUBLIC           UNDERWRITING DISCOUNT(1)         COMPANY(2)
                      --------          ------------------------        -----------
Per Share...             $                         $                         $
Total(3)....             $                         $                         $

------------
(1) The Company has agreed to indemnify the U.S. Underwriters and International Managers (collectively, the 'Underwriters') against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'

(2) Before deducting expenses payable by the Company estimated at $          .

(3) The Company has granted the U.S. Underwriters and the International Managers options exercisable within 30 days of the date hereof to purchase up to an
    additional        and        shares of Common Stock, respectively, solely to
    cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $          , $          and $          , respectively. See 'Underwriting.'

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about              , 1998.

                            ------------------------

MERRILL LYNCH & CO.

                  CREDIT SUISSE FIRST BOSTON

                                    DONALDSON, LUFKIN & JENRETTE
                                       SECURITIES CORPORATION

                                             MORGAN STANLEY DEAN WITTER

                                                        PAINEWEBBER INCORPORATED

                            ------------------------

              The date of this Prospectus is              , 1998.

                                EXPLANATORY NOTE

     This Registration Statement contains two prospectuses, one to be used in connection with an offering in the United States and Canada (the 'U.S. Prospectus') and one to be used in a concurrent international offering outside the United States and Canada (the 'International Prospectus'). The complete U.S. Prospectus follows immediately. Following the U.S. Prospectus are certain pages of the International Prospectus, which include an alternate front cover page, an alternate underwriting section and an alternate back cover page. All other pages of the U.S. Prospectus and the International Prospectus are identical.

                              [INSIDE FRONT COVER]

                            [GATEFOLD AND PICTURES]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes that the Underwriters' over-allotment options are not exercised, (ii) gives effect to the contemplated merger of American Axle & Manufacturing of Michigan, Inc., a Michigan corporation ('Michigan'), into American Axle & Manufacturing Holdings, Inc., a newly formed Delaware corporation ('Holdings') established for the purpose of reincorporating in the State of Delaware, and (iii) reflects what is
essentially a       -for-1 stock split of Michigan Common Stock into Holdings
Common Stock that will occur prior to the closing of the Offerings. Statements concerning the automotive industry contained in this Prospectus are based on information compiled by the Company or derived from public sources which the Company believes to be reliable, including J.D. Power & Associates, Inc. ('J.D. Power') and Autofacts Automotive Outlook. Unless the context requires otherwise, all references herein to the 'Company' mean Michigan (prior to the migratory merger referred to above) and Holdings (after such merger), their wholly and majority owned subsidiaries and their respective predecessors, collectively.

                                  THE COMPANY

     The Company is a Tier I supplier to the automotive industry and a world leader in the design, engineering, and manufacturing of driveline systems for light trucks and sport-utility vehicles ('SUVs'). The driveline system includes all of the components that transfer power from the transmission and deliver it to the drive wheels. Driveline products produced by the Company include axles, propeller shafts, chassis components and forged products. With an estimated 33% market share in North America (which represents a 15% market share worldwide), the Company is the leading independent supplier of driveline components for light trucks and SUVs, the fastest growing segment of the light vehicle market. The Company also manufactures axles, propeller shafts and other products for rear-wheel drive ('RWD') passenger cars. Additionally, the Company has the second largest automotive (by sales) forging operation in North America.

     The Company is General Motors Corporation's ('GM') principal supplier of driveline components for light trucks, SUVs and RWD passenger cars, supplying substantially all of GM's rear axle and front four-wheel drive ('4WD') axle requirements, and over 75% of its propeller shaft requirements for these vehicle platforms in 1997. Approximately 96% of the Company's 1997 sales were to various divisions and subsidiaries of GM. The Company's second largest customer is the Ford Motor Company ('Ford'), for which the Company produces axle shafts and double cardan joints for light trucks and SUVs manufactured by Ford in North America.

THE 1994 ACQUISITION

     The Company is the successor to the former Final Drive and Forge Business Unit of the Saginaw Division of GM (the 'Business Unit') and has produced driveline components and forged products for over 75 years. In March 1994, a private investor group led by Richard E. Dauch formed the Company and purchased the Business Unit from GM (the '1994 Acquisition'). In connection with the 1994

Acquisition, GM and the Company entered into a Component Supply Agreement (the 'CSA') under which the Company became the sole-source supplier to GM of all the products and components previously supplied to GM by the Business Unit. In September 1997, the Company and GM signed an additional binding agreement, the Amended and Restated Memorandum of Understanding ('MOU'), which became operative after the Company's recapitalization described below. Under the MOU, the Company and GM have agreed to transition the CSA into a number of separate Lifetime Program Contracts ('LPCs'), under which the Company will supply products and components for the life of each GM vehicle program covered by an LPC. These LPCs will ultimately replace the CSA. See 'Business--Contractual Arrangements with GM.'

     The Company's management team, which was formed in connection with the 1994 Acquisition, is led by Mr. Dauch as Chairman of the Board, Chief Executive Officer and President and was carefully selected on the basis of its management expertise in the automotive industry. Mr. Dauch has over 34 years of experience in the industry and was an Executive Vice President for Chrysler Corporation ('Chrysler') from 1980 to 1991, and was instrumental in Chrysler's manufacturing and financial turnaround. As an executive of GM, he also managed the Business Unit's largest manufacturing plant (Detroit Gear & Axle) from 1974 to 1976. The Company's senior management team is comprised of 12 executives with an average of 27 years' experience in the automotive industry, including both automotive original equipment manufacturer ('OEM') and supplier operations.

POST-ACQUISITION IMPROVEMENTS

     Since the 1994 Acquisition, the Company has dramatically improved product quality and manufacturing efficiency through a combination of management leadership, significant investments in new equipment and technology, workforce training, and process improvements resulting in increased capacity utilization. From March 1994 through March 1998, the Company has invested approximately $700 million in capital expenditures and 1.2 million labor hours for training and education of its associates and has received and maintained ISO/QS 9000 certification for each of its facilities. As a result, (i) the average number of axles produced per production day increased from approximately 10,000 in March 1994 to approximately 14,000 in March 1998, (ii) discrepant parts shipped to GM, as measured by GM, have been reduced from approximately 13,400 PPM during the six months ended December 31, 1994 to approximately 180 PPM during the six months ended March 31, 1998 and (iii) returned parts decreased from 5,136 PPM during the ten months ended December 31, 1994 to 664 PPM during the twelve months ended December 31, 1997. Net sales and operating income increased to $2.15 billion and $116.1 million, respectively, for the year ended December 31, 1997 from $2.02 billion and $93.5 million, respectively, for the year ended December 31, 1996.

     In February 1996, the Company was chosen as the design, development and production supplier for the GMT-800 Program, which represents the next generation of GM's full-size pickup trucks and SUVs, including such models as the GMC and Chevrolet full-size pickup trucks, as well as the Suburban, Tahoe and Yukon SUVs. GM currently plans to phase in production of GMT-800 vehicles beginning in June 1998. In June 1997, the Company was chosen as the supplier for the next generation of GM's mid-size SUVs, including such models as the Blazer, Bravada and Jimmy (the 'New M-SUV Program'). The current generation of these platforms represented approximately 70% of the Company's 1997 sales. For the GMT-800 Program, the Company has designed and engineered significant improvements in the quality and reliability of its driveline products, which will improve the ride and handling of these light trucks and SUVs. Additionally, as a result of these design and engineering enhancements for these platforms, the Company's sales-dollar content per vehicle will increase beginning in late 1998.

THE RECAPITALIZATION

     On September 17, 1997, AAM Acquisition, Inc., an entity organized by Blackstone Capital Partners II Merchant Banking Fund L.P. and certain other affiliated investors (collectively, 'Blackstone'), Jupiter Capital Corporation ('Jupiter'), Richard E. Dauch, Morton E. Harris, the Company and American Axle & Manufacturing, Inc. ('AAM, Inc.'), then the parent of the Company, entered into an agreement (the 'Recapitalization Agreement'), pursuant to which Blackstone acquired control of the Company on October 29, 1997 (the 'Recapitalization'). Prior to the Recapitalization, the Company was a wholly-owned subsidiary of AAM, Inc. Pursuant to the Recapitalization, the Company acquired a 100% ownership interest in AAM, Inc. by exchanging shares of its own stock, on a one-for-one basis, with the shareholders of AAM, Inc. Following the exchange of shares, on October 29, 1997, pursuant to the Recapitalization Agreement, Blackstone acquired shares of the Company's Common Stock from Jupiter and Mr. Dauch. The Company used approximately $474 million of aggregate proceeds from certain financings described herein to (i) repay certain indebtedness of AAM, Inc., (ii) repurchase all of the issued and outstanding shares of Class A Preferred Stock of AAM, Inc., (iii) repurchase certain shares of the Company's Common Stock held by Jupiter and Mr. Harris, (iv) pay costs and expenses incurred in connection with the Recapitalization, including fees, expenses and payments relating to certain of the Company's then existing stock options and (v) fund the working capital requirements of the Company. Immediately after the closing of the Recapitalization, on a fully diluted basis Blackstone owned approximately 64.3% of the Common Stock, members of the Company's senior management owned approximately 30.3% of the Common Stock and Jupiter and Mr. Harris owned approximately 5.5% of the Common Stock. See 'Ownership of Common Stock' and Notes 2 and 8 to the Consolidated Financial Statements.

INDUSTRY

     The automotive industry has been and continues to be significantly influenced by several industry trends which the Company believes will enhance its strategic position and growth prospects. First, consumer demand for light trucks and SUVs continues to grow both in North America and worldwide. The Company benefits directly from this trend due to its leading North American market share position as an independent supplier of driveline components for the light truck and SUV segment. Second, sales penetration of 4WD in the U.S. light vehicle market has increased from 7% in 1990 to over 15% in 1997 and, according to J.D. Power, is expected to continue to rise. The Company benefits from this trend since its sales-dollar content per vehicle is approximately 40% higher on a 4WD vehicle than on a comparable two-wheel drive vehicle. Third, automotive OEMs continue to outsource component manufacturing as a result of competitive pressures to improve quality and reduce capital expenditures, production costs and inventory levels. A significant portion of driveline components are currently manufactured by OEMs, representing a substantial outsourcing opportunity for the Company. Fourth, in connection with this outsourcing trend, OEMs are placing greater reliance on large Tier I full-service suppliers that are capable of supplying integrated systems. It is anticipated that as this trend continues, the number of suppliers will substantially decrease. As the 16th largest (by sales) North American automotive OEM supplier, the Company believes it is well positioned to compete successfully as a systems integrator in the consolidating supplier market. Fifth, OEMs are expanding manufacturing operations into global markets, thereby providing Tier I suppliers the opportunity to follow OEMs into those markets. The Company has participated in this trend by being awarded contracts to supply components to GM's operations in South America, Indonesia and Mexico.

BUSINESS STRATEGY

     The Company plans to leverage its competitive advantages and actively pursue the following strategies to increase revenue and profitability:

     Improve product quality and manufacturing efficiency. Since the 1994 Acquisition, the Company has dramatically improved product quality and efficiency. The Company is committed to continue reducing operating costs by developing new manufacturing processes and by investing in new equipment, technologies and improvements in product designs. The Company believes that the significant modernization of its manufacturing equipment and facilities which has been completed over the last four years, as well as initiatives to be undertaken in connection with the GMT-800 and the New M-SUV Programs, will generate enhanced productivity and operating efficiency. From March 1, 1994 through March 31, 1998, the Company has invested approximately $700 million on the modernization of its equipment and facilities and anticipates spending approximately $225 million to $325 million in additional capital expenditures during the last three quarters of 1998.

     Diversify, strengthen and globalize OEM customer base. The Company currently provides axle shafts to Ford and has begun to pursue strategic initiatives to further diversify its customer base by providing products for vehicles manufactured by Isuzu, Nissan, CAMI (a joint venture between GM and Suzuki), and Mercedes-Benz. The Company's sales to customers other than GM have increased from $38.3 million for the ten months ended December 31, 1994 to approximately $88.5 million in 1997. The Company will continue to seek new business from existing customers, as well as develop relationships with new customers worldwide. Substantially all of the Company's products are presently sold in North America. The Company currently has a regional sales office in Tokyo and is in the process of opening another office in Europe; this presence is intended to help the Company access new markets for its products. Additionally, the Company is establishing a regional sales office and constructing a manufacturing facility in Guanajuato, Mexico, which is currently scheduled to begin production in the fall of 2000.

     Expand systems integrator capability. OEMs continue to consolidate their supplier base and shift the design, engineering and manufacturing functions of complete systems to their remaining Tier I suppliers. The Company currently supplies axles, propeller shafts, chassis components and forged products for light trucks and SUVs. The Company intends to provide additional driveline components through a combination of developing new technologies and other capabilities, managing Tier II and Tier III suppliers and acquiring other suppliers, in order to offer its customers more fully-integrated driveline systems.

     Develop new products. The Company intends to diversify its product portfolio by designing and developing new products and systems. As part of its commitment to product development, the Company opened its

Technical Center in 1995 which provides resources to the Company's engineers to improve the design of the Company's existing products and to design new products. The Company invested $23.4 million and $27.8 million in research and development expenses in 1996 and 1997, respectively. To date, these initiatives have resulted in several new products such as the new 11.5' axle (initially being used in the GMT-800 Program), multi-link rear axles, an integral oil pan front axle, precision steering system joints (which utilize lash free/low lash idlers and radiax pivot sockets) and improved propeller shaft 'U-Joints.' The Company is also in the process of developing other new products such as independent rear drive system modules, traction-enhancing advance differentials, banjo style axles, aluminum rear axle carriers, axle cooler covers, spherical differential cases and near net/net shaped forgings.

     Pursue selected acquisition opportunities. The Company intends to pursue an acquisition strategy designed to accelerate the implementation of its strategic initiatives. The acquisition candidates the Company will evaluate will include:
(i) suppliers of driveline components which complement the Company's current products offerings, (ii) companies in the forging industry, a segment which is highly fragmented, which will allow the Company to capitalize upon the trend toward OEM supplier consolidation, and (iii) other automotive parts suppliers, enhancing the Company's efforts to diversify its customer base, expand its product development capability, selectively globalize its operations and/or leverage its design, engineering and validation expertise.

     The Company is incorporated in Delaware. The address of the Company's principal place of business is 1840 Holbrook Avenue, Detroit, Michigan 48212, and its telephone number is (313) 974-2000.

                                 THE OFFERINGS

Common Stock offered......................................................  shares(1)
Common Stock to be outstanding after the Offerings........................  shares(1)(2)
Use of Proceeds...........................................................  To reduce the Company's indebtedness and for general corporate purposes,
                                                                            including capital expenditures, as
                                                                            described in 'Use of Proceeds.'
Proposed New York Stock Exchange symbol...................................  AXL

------------------
(1) Assumes no exercise of the over-allotment options granted by the Company to the Underwriters.

(2) Does not include      shares of Common Stock reserved for issuance upon
    exercise of outstanding options and      shares of Common Stock available
    for future issuance under the Company's stock option plans. See 'Management--Stock Options.'

                             SUMMARY FINANCIAL DATA

     The following summary consolidated financial data at and for the ten months ended December 31, 1994 and at and for the three years ended December 31, 1997 were derived from audited consolidated financial statements of the Company, which have been audited by Ernst & Young, LLP, independent auditors. The financial data at and for the three-month periods ended March 31, 1997 and 1998 were derived from unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited data have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Results for interim periods are not indicative of results for a full year. The pro-forma earnings per common share has been computed based on the stock split to be effected prior to the consummation of the Offerings. The table should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' the consolidated financial statements of the Company and the related notes, the 'Unaudited Pro Forma Condensed Consolidated Financial Statements' and the other financial information included elsewhere in this Prospectus.

                                    TEN MONTHS                   YEAR ENDED                   THREE MONTHS ENDED
                                      ENDED                     DECEMBER 31,                      MARCH 31,
                                   DECEMBER 31,    --------------------------------------    --------------------
                                     1994(a)          1995          1996          1997         1997        1998
                                   ------------    ----------    ----------    ----------    --------    --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.....................    $1,548,655     $1,968,076    $2,022,272    $2,147,451    $546,859    $583,285
  Gross profit..................       141,997        179,488       176,550       220,087      59,031      61,006
  Operating income..............        73,880        108,885        93,478       116,133      36,369      36,307
  Net interest expense
     (income)...................        (3,941)        (9,086)       (9,412)        1,846      (2,255)      9,749
  Net income....................        36,446         70,571        61,724        55,264      24,790      16,923
  Net income per share (pro-
     forma).....................
BALANCE SHEET DATA:
  Total assets..................    $  534,108     $  736,997    $  771,222    $1,017,653    $854,722    $999,541
  Total debt....................         1,000          1,000         2,368       507,043       2,287     482,962
  Preferred stock...............       200,000        200,000       200,000            --     200,000          --
  Stockholders' equity..........        88,101        168,572       250,168        37,231     282,833      54,457
OPERATING DATA:
  EBITDA(b).....................    $   96,038     $  144,779    $  134,740    $  159,708    $ 50,978    $ 51,369
  Depreciation and
     amortization...............        16,846         25,242        36,076        50,177      12,223      14,497
  Net cash provided by operating
     activities.................       196,990        196,886        65,687       200,830      73,642      76,140
  Capital expenditures..........        25,168        147,077       162,317       282,625      59,344      66,301


------------------
(a) Results are for the ten-month period beginning on the closing date of the 1994 Acquisition and ending on December 31, 1994. Prior period financial data is not considered relevant as the Business Unit was part of the integrated operations of GM.

(b) EBITDA represents income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities as determined by generally accepted accounting principles.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the 'Securities Act'). Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. When used in this Prospectus, the words 'anticipate,' 'believe,' 'estimate,' 'expect,' 'intends' and similar expressions as they relate to the Company are intended to identify forward-looking statements which include the Company's ability to continue to implement its operating and growth strategy. Actual results could differ materially from those projected in the forward-looking statements as a result of economic and business factors and the factors described below, as well as other factors, some of which may be beyond the control of the Company. The Company cautions the reader, however, that this list of factors may not be exhaustive, particularly with respect to future business conditions. In analyzing an investment in the Common Stock offered hereby, prospective investors should carefully consider, along with the other matters referred to herein, the risk factors described below.

AUTOMOTIVE INDUSTRY CYCLICALITY AND CONDITIONS

     The Company's operations are cyclical because they are directly related to domestic automotive production, which is itself cyclical and dependent on general economic conditions and other factors. Sales of products for light trucks and SUVs constitute approximately 90% of the Company's revenues in 1997. There can be no assurance that positive trends in sales of these vehicles, or that the increasing penetration of 4WDs as a percentage of these vehicles, will continue. A decrease in consumer demand for the models that generate the most sales for the Company, the failure of the Company to obtain sales orders for new or redesigned models or pricing pressure from its customers or competitors could have a material adverse effect on the Company. Government regulations, including those relating to Corporate Average Fuel Economy regulations, could impact vehicle mix and volume which could adversely affect the demand for the Company's existing products.

     In addition, the Company may be unable to pass on raw material price increases to its customers due to pricing pressure to remain competitive. There is substantial and continuing pressure from the major automotive companies to reduce the number of outside suppliers and reduce costs. Management believes that the Company's ability to control its own costs and to develop new products will be essential to remain competitive. There can be no assurance that the Company will be able to improve or maintain its profitability on product sales.

RELIANCE ON GM

     Sales to GM constituted approximately 96% of the Company's sales in 1997 and 1996. See 'Business-- Contractual Arrangements with GM.' In connection with the Company's purchase of the Business Unit, GM agreed pursuant to the CSA to continue to purchase all of the components that were supplied to GM by the Business Unit at the time of the 1994 Acquisition. In 1997, the Company and GM entered into a binding MOU which provides for transitioning the CSA into a number of separate LPCs, applicable for the life of each GM vehicle program covered by an LPC. Although pricing has been established for the LPCs, the Company must remain competitive with respect to technology, design and quality. There can be no assurance that the Company will remain competitive with respect to technology, design and quality to GM's reasonable satisfaction. In addition, pricing negotiated for future programs may be more or less favorable than currently applicable terms. If the Company loses any significant portion of its sales to GM, or if GM significantly reduces its production of light trucks or SUVs, it would have a material adverse effect on the results of operations and financial condition of the Company. Additionally, a prolonged labor disruption involving GM and its workers could have a negative impact on the Company.

     The Company currently purchases through GM's purchasing network certain materials for use in the manufacture of products sold under the CSA and to be sold under the LPCs. While the Company pays current market prices for such materials, increases or decreases in such prices from levels established under the CSA currently result in corresponding increases or decreases in the aggregate amount paid by GM to the Company for its products, thereby protecting the Company from increases in the costs of such materials while such purchasing arrangement is in effect. The Company and GM have agreed to develop a mutually satisfactory plan to terminate this purchasing arrangement no later than December 2002, although the Company will continue to be eligible to participate in GM's then current steel resale program and pricing adjustment policy for non-ferrous metals.

     While the prices at which the Company sells its products under the CSA and will sell its products under the LPCs have been established, under the LPCs, upon termination of the purchasing arrangement described above, the Company will have no contractual right to pass on any cost increases subsequent to such termination. There can be no assurance that the Company will be able to pass on any increased labor, materials or other costs to GM in the future as it has from time to time in the past pursuant to the above-described terms of the CSA or by certain additional payments agreed to as part of the commercial arrangements between GM and the Company (subject to certain temporary reductions described in 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Company Overview').

     Under the CSA, the Company is not liable for warranty costs for its products after the relevant vehicle has been sold to a retail purchaser unless it is determined that the frequency or total cost of warranty claims for a given period significantly exceeds the historical frequency of such claims for a comparable model. Under the LPCs, the Company's products will be subject to the warranty provisions of GM's standard purchase order, including warranties as to the absence of defects and as to fitness and sufficiency for the particular purposes for which such products are to be used by GM.

     In addition, pursuant to various agreements executed by the Company and GM or one of GM's subsidiaries, in connection with the 1994 Acquisition, GM provides several key services to the Company. See 'Business-- Contractual Arrangements with GM.' These services consist primarily of the use of purchasing, manufacturing and cost accounting systems support. Although the Company is currently in the process of developing and installing its own computer systems to allow transition from these GM systems, there can be no assurance that the Company will convert these operations in a timely or cost-effective manner.

LEVERAGE

     The Company incurred indebtedness in connection with the Recapitalization and this indebtedness is substantial in relation to its stockholders' investment. As of March 31, 1998, the Company had approximately $483.0 million of outstanding debt and approximately $54.5 million of stockholders' equity. The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, research and development, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its existing indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) the Company's operations are restricted by the agreements governing the Company's long-term indebtedness which contain certain financial and operating covenants; (iv) indebtedness under the Company's Credit Facilities (as defined below) is at variable rates of interest, and therefore the Company is vulnerable to increases in interest rates; (v) all of the indebtedness outstanding under the Credit Facilities is secured by substantially all of the assets of the Company; and
(vi) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or in its business. See 'Description of Certain Indebtedness.'

     The Company's ability to satisfy its debt obligations will depend on its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. The Company believes, based on current circumstances, that the Company's cash flow, together with available borrowings under the Credit Facilities, will be sufficient to permit the Company to meet its operating expenses and to service its debt requirements. Significant assumptions underlie this belief, including, among other things, that the Company will succeed in implementing its business and growth strategies and there will be no material adverse developments in the business, liquidity or capital requirements of the Company. It is anticipated that the Company will increase its leverage to meet its working capital and capital expenditure requirements in the future. In addition, the consummation of future acquisitions could increase the Company's leverage. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

DEBT COVENANTS

     The agreements governing the Company's Credit Facilities include certain covenants that, among other matters, restrict the Company's ability to: (i) pay dividends; (ii) incur additional indebtedness; (iii) grant liens, other than liens created pursuant to such agreements and certain permitted liens; and (iv) sell material assets. The Credit Facilities also require the Company to comply with financial covenants relating to interest coverage, leverage, retained earnings and capital expenditures. There can be no assurance that these requirements will be met in the future. If they are not, the holders of the indebtedness under such agreements would be entitled to declare such indebtedness immediately due and payable. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

     The Company is currently in compliance with the covenants and restrictions contained in the Credit Facilities. However, its ability to continue to comply may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of such covenants or restrictions could result in a default under the Credit Facilities, which would permit the lenders to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and the commitments of the lenders to make further extensions of credit under the Credit Facilities could be terminated. If the Company were unable to repay its indebtedness to its lenders, such lenders could proceed against the collateral securing such indebtedness.

     Amounts outstanding under the Credit Facilities are unconditionally and irrevocably guaranteed by the Company and certain of its subsidiaries. In addition, the Credit Facilities are secured by first priority security interests in substantially all of the tangible and intangible assets of the Company and its subsidiaries (excluding receivables related to the Receivables Facility (defined below)), including all the capital stock of, or other equity interests in, the Company's existing or subsequently acquired or organized direct or indirect domestic subsidiaries and 65% of the capital stock of, or other equity interests in, each direct foreign subsidiary of the Company. See 'Description of Certain Indebtedness--Senior Secured Credit Facilities.'

LABOR RELATIONS

     The Company's current national collective bargaining agreements with the United Automobile, Aerospace and Agricultural Implement Workers of America (the 'UAW') and the International Association of Machinists ('IAM') run through February 25, 2000 and May 5, 2000, respectively. Since the 1994 Acquisition, the Company has not experienced any work stoppages. Although the Company believes its relations with its unions are positive, there can be no assurance that issues with its labor unions will be resolved favorably to the Company or that the Company will not experience a work stoppage. Additionally, unfavorably resolved issues regarding labor relations or work stoppages at GM or any future significant customer of the Company could adversely affect the Company's business.

PRODUCT PROGRAM IMPLEMENTATION

     GM has announced that it will launch a new light truck product program in June 1998, known as the GMT-800 Program. Although the Company has installed and certified the equipment needed to produce products for the GMT-800 Program in time for the start of production, there can be no assurance that GM will execute the launch of the GMT-800 Program on schedule. There can be no assurance that the transitioning of manufacturing facilities and resources to full production under the GMT-800 Program, or any other future product programs, will not impact production rates or other operational efficiency measures at the Company's facilities. GM has also announced that it plans to launch a new truck product program, referred to herein as the New M-SUV Program. Engineering changes to the axles, propeller shafts, steering linkages and stabilizer bars necessitated by the New M-SUV Program will require the Company to make a capital investment currently estimated to be approximately $120 million. There can be no assurance that the Company will be able to install and certify the equipment needed to produce products for the New M-SUV Program in time for the start of production. Moreover, there can be no assurance that GM will execute the New M-SUV Program, or that GM or any future significant customer of the Company will execute any other additional future program for which the Company may supply components, on schedule.

COMPETITION

     The automotive OEM supply industry is highly competitive with a number of other manufacturers that produce competitive products. Quality, service and price, as well as technological innovation, are the primary elements of competition. There can be no assurance that the Company's products will compete successfully with those of its competitors. These competitors include driveline component manufacturing facilities of existing OEMs, as well as independent domestic and international suppliers. Certain competitors are more diversified and have greater access to financial resources. There can be no assurance that the Company's business will not be adversely affected by increased competition, or that the Company will be able to maintain its profitability, if the competitive environment changes.

DEPENDENCE ON KEY PERSONNEL

     The Company's success will depend, in part, on the efforts of its executive officers and other key associates, including Richard E. Dauch, Chairman of the Board, Chief Executive Officer and President. In addition, the future success of the Company will depend on, among other factors, the Company's ability to continue to attract and retain qualified personnel. The Company does not have employment agreements with, or 'key man' life insurance on, any of its associates other than Mr. Dauch. The loss of the services of any of its key associates or the failure to attract or retain associates could have a material adverse effect on the financial condition and results of operations of the Company. See 'Management.'

ENVIRONMENTAL REGULATION AND PROCEEDINGS

     The Company's operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The Company believes that its business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of automotive parts manufacturing plants entails risks in these areas, however, and there can be no assurance that the Company will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

     The Company believes that the overall impact of compliance with regulations and legislation protecting the environment will not have a material effect on its future financial position or results of operations, although no assurance can be given in this regard. Capital expenditures and expenses in 1997 attributable to compliance with such regulations and legislation were not material. See 'Business--Environmental Matters.'

INVENTORY MANAGEMENT; RELIANCE ON SINGLE SOURCE SUPPLIERS

     The Company has initiated a policy of strengthening its supplier relationships by concentrating its productive material purchases with a limited number of suppliers. The Company believes that this policy contributes to quality and cost controls and increases the suppliers' commitments to the Company. The Company relies upon, and expects to continue to rely upon, single source suppliers for certain critical components that are not readily available in sufficient volume from other sources. There can be no assurance that the suppliers of these productive materials will be able to meet the Company's future needs on a timely basis, or be willing to continue to be suppliers to the Company, or that a disruption in a supplier's business would not disrupt the supply of productive materials that could not easily be replaced.

     The Company has an agreement with General Motors of Canada Limited ('GMCL'), an affiliate of GM, whereby GMCL has agreed to provide axles to the Company for resale to GM. This agreement, as amended, expires in September 1999. An interruption in production of the axles supplied by GMCL could have a material adverse effect on the Company.

YEAR 2000 COMPLIANCE

     While the Company believes it is addressing its computer systems and software to be 'Year 2000' compliant, it is dependent on third-party software and computer technology, used internally, which if not Year 2000 compliant, may materially impact the Company. Further, the Company's operations may be at risk if its suppliers, customers and other third-parties fail to adequately address the problem or if software conversions result in system incompatibilities with these third parties. See 'Management's Discussion and Analysis of Financial Conditions and Operations--Year 2000 Compliance.'

CONTROL BY PRINCIPAL STOCKHOLDER

     Blackstone owns approximately 64.3% of the Company's voting Common Stock and, upon completion of the Offerings, Blackstone is expected to own
approximately        % of the outstanding Common Stock (or approximately
       %, if the Underwriters' over-allotment options are exercised in full), in each case on a fully diluted basis. See 'Ownership of Common Stock.' In addition, Blackstone, Jupiter, Richard E. Dauch, Morton E. Harris and the Company are parties to a stockholders' agreement (the 'Stockholders' Agreement') executed in connection with the Recapitalization. Generally, pursuant to the Stockholders' Agreement, so long as Blackstone owns at least one-third of the Common Stock held by it at the closing of the Recapitalization, (i) if

Blackstone receives and accepts an offer from a person to purchase all, or substantially all, of the Common Stock held by Blackstone, Jupiter and Messrs. Dauch and Harris, then Jupiter and Messrs. Dauch and Harris are required to offer their shares of Common Stock in any such sale and (ii) if Blackstone proposes to transfer all or a portion of its shares of Common Stock, other than to its affiliates or in connection with a public offering registered under the Securities Act, Jupiter and Messrs. Dauch and Harris have the right to require the transferee to purchase a proportional share of their respective shares. Moreover, upon completion of the Offerings, Blackstone's ownership of
approximately       % of the outstanding Common Stock will enable it to
influence significantly the election of the Company's Board of Directors and votes on all matters submitted to the Company's stockholders for approval. See 'Certain Transactions--Stockholders' Agreement.'

ANTITAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation (the 'Certificate of Incorporation') and Bylaws (the 'Bylaws') and Delaware law may make the acquisition of control of the Company in a transaction not approved by the Company's Board of Directors more difficult or expensive. See 'Description of Capital Stock.'

NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained in the future. The initial public offering price of the Common Stock will be determined solely by negotiations among the Company and the representatives of the U.S. Underwriters and the International Managers and may not be indicative of the market price of the Common Stock after completion of the Offerings or the price at which Common Stock may be sold in the public market after the Offerings. See 'Underwriting' for information relating to the method of determining the initial public offering price of Common Stock.

     The Company believes that various factors, such as general economic conditions and changes or volatility in the financial markets, announcements or significant developments with respect to the automotive industry, actual or anticipated variations in the Company's quarterly or annual financial results, the introduction of new products or technologies by the Company or its competitors, changes in other conditions or trends in the Company's industry or in the markets of any of the Company's significant customers, changes in governmental regulation or changes in securities analysts' estimates of the Company's future performance or that of its competitors or its industry, could cause the market price of the Common Stock to fluctuate substantially.

SHARES ELIGIBLE FOR FUTURE SALE

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of such shares for future sale will have on the market price of Common Stock prevailing from time to time. In addition, pursuant to, and in accordance with the terms and conditions of, the Stockholders' Agreement, Blackstone, Jupiter and Messrs. Dauch and Harris can

require the Company to effect a registration of their shares of Common Stock. Generally, Blackstone has the right to request five such demand registrations, and (i) Mr. Dauch and his affiliates and (ii) Jupiter, Mr. Harris and their affiliates, can request one demand registration each, so long as the requesting stockholder(s) own(s) at least 40% of the Company's Common Stock held by it at the time of the Closing of the Recapitalization, and all of such parties have certain 'piggyback' registration rights. Sales of substantial amounts of Common Stock in the public market, whether such shares are presently outstanding or subsequently issued, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through an offering of its equity securities or to consummate acquisitions using its equity securities as consideration. The Company cannot predict when or how many of such additional shares of Common Stock may be offered for sale or sold to the public in the future. See 'Shares Eligible for Future Sale' and 'Certain Transactions--Shareholders' Agreement.'

     The Company and its executive officers and directors and substantially all of its existing stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ('Merrill Lynch'), except, in the case of the Company, for shares of Common Stock offered in the Offerings and shares issued and options granted pursuant to the Company's stock option plans. See 'Management--Stock Options,' 'Shares Eligible for Future Sale' and 'Underwriting.'

DILUTION

     The initial public offering price is substantially higher than the book value per share of the Common Stock. Accordingly, purchasers of the Common Stock
offered hereby would experience immediate and substantial dilution of $       in
tangible book value per share of the Common Stock. See 'Dilution.'

                              THE RECAPITALIZATION

     On September 17, 1997, AAM Acquisition, Inc., an entity organized by Blackstone, Jupiter, Mr. Dauch, Mr. Harris, the Company and American Axle & Manufacturing, Inc. ('AAM, Inc.'), then the parent of the Company, entered into an agreement (the 'Recapitalization Agreement'), pursuant to which Blackstone acquired control of the Company on October 29, 1997 (the 'Recapitalization'). Prior to the Recapitalization, the Company was a wholly-owned subsidiary of AAM, Inc. Pursuant to the Recapitalization, the Company acquired a 100% ownership interest in AAM, Inc. by exchanging shares of its own stock, on a one-for-one basis, with the shareholders of AAM, Inc. The exchange of shares has been accounted for in a manner similar to a pooling of interest since both the Company and AAM, Inc. were under common control. Following the exchange of shares, on October 29, 1997, pursuant to the Recapitalization Agreement, Blackstone acquired shares of the Company's Common Stock. The Company used approximately $474 million of aggregate proceeds from certain financings described below (the 'Financings'), to (i) repay certain indebtedness of AAM, Inc., (ii) redeem all of the issued and outstanding shares of Class A Preferred Stock of AAM, Inc., (iii) repurchase certain shares of the Company's Common Stock held by Jupiter and Harris, (iv) pay costs and expenses incurred in connection with the Recapitalization, including fees, expenses and payments relating to certain of the Company's then existing stock options and (v) fund the working capital requirements of the Company. Immediately after the closing of the Recapitalization, on a fully diluted basis Blackstone owned approximately 64.3% of the Common Stock, members of senior Company management owned approximately 30.3% of the Common Stock and Jupiter and Harris owned approximately 5.5% of the Common Stock. See 'Dividend Policy', 'Ownership of Common Stock' and Notes 2 and 8 to the Consolidated Financial Statements.

     The Financings included (i) (a) a senior secured term loan facility (the 'Tranche A Term Loan Facility') providing for delayed draw term loans in an aggregate principal amount of $125 million, (b) a senior secured term loan facility (the 'Tranche B Term Loan Facility' and, together with the Tranche A Term Loan Facility, the 'Term Loan Facility') providing for term loans in an aggregate principal amount of $375 million and (c) a $250 million senior secured revolving credit facility (the 'Revolving Credit Facility' and, together with the Term Loan Facility, the 'Credit Facilities'), of which $474 million was drawn at the Recapitalization Closing and (ii) a $125 million receivables purchase facility (the 'Receivables Facility') of which $75 million was drawn at the closing of the Recapitalization. See 'Description of Certain Indebtedness.'

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered
hereby (at an assumed public offering price of $       per share and after
deducting the underwriting discounts and commissions and estimated expenses from the Offerings payable by the Company) are estimated to be $92.5 million ($106.6 million if the Underwriters' over-allotment options are exercised in full).

     The Company intends to use approximately $46.0 million of the net proceeds of the Offerings to reduce the outstanding borrowings under the Revolving Credit

Facility and the balance of the net proceeds for general corporate purposes, including capital expenditures. Pending such uses, the Company intends to invest the net proceeds of the Offerings in short-term investment grade, interest bearing securities or money market instruments.

     As of March 31, 1998, the Company had an aggregate of $421.0 million of indebtedness outstanding under the Credit Facilities, including $46.0 million outstanding under the Revolving Credit Facility. See 'Description of Certain Indebtedness--Senior Secured Credit Facilities.' The Credit Facilities were incurred in connection with the Recapitalization. Borrowings under the Tranche A Term Loan Facility due October 2004, the Tranche B Term Loan Facility due April 2006 and the Revolving Credit Facility which terminates on October 30, 2005 each bear interest, at the Company's option, at rates based on LIBOR or the Base Rate (each as defined in the Credit Facilities) plus, in each case, an applicable margin. The weighted average interest rate under the Revolving Credit Facility at March 31, 1998 was 9.5%.

                                DIVIDEND POLICY

     In 1997, the Company paid dividends of $29.9 million to GM, the holder of its Class A Preferred Stock and $4.6 million to the holders of its Common Stock. In 1996, the Company paid dividends of $13.6 million to GM, the holder of its Class A Preferred Stock and $3.8 million to the holders of its Common Stock. Contemporaneous with the Recapitalization, the Company repurchased all of its outstanding Class A Preferred Stock. The Company has not paid any dividends since the Recapitalization and it is the current policy of the Company's Board of Directors to retain earnings to repay debt and finance operations of the Company and not to pay any cash dividends on the Common Stock. In addition, the Credit Facilities restrict the Company's payment of cash dividends on the Common Stock. See 'Description of Certain Indebtedness--Senior Secured Credit Facilities' and Note 8 to the Consolidated Financial Statements.

     The Company is a holding company that derives all of its cash flow from its operating subsidiaries, the common stock of which constitutes a material asset of the Company. Consequently, the Company's ability to pay dividends is dependent upon the earnings of its operating subsidiaries and its other subsidiaries and the distribution of those earnings to the Company.

                                    DILUTION

     The net tangible book value of the Company as of March 31, 1998 was
approximately $       million, or $       per outstanding share of Common Stock,
based on an assumed      shares of Common Stock outstanding. The net tangible
book value per share of Common Stock is equal to the Company's total tangible assets (total assets less intangible assets, consisting primarily of licenses and goodwill) less its total liabilities, divided by the number of shares of
Common Stock outstanding. After giving effect to the sale of        shares of
Common Stock being offered by the Company in the Offerings at an assumed initial
public offering price of $       per share, the midpoint of the estimated range
of the initial public offering price, and the application by the Company of the estimated net proceeds therefrom as described in 'Use of Proceeds,' the pro forma net tangible book value of the Company at March 31, 1998 would have been

$       million, or $       per share of Common Stock. This represents an
immediate increase in net tangible book value of $       per share of Common
Stock to existing stockholders and an immediate dilution in net tangible book
value of $       per share of Common Stock to purchasers of Common Stock in the
Offerings.

     If the Underwriters' over-allotment options are exercised in full, net
tangible book value upon completion of the Offerings would be $       per share
(assuming an initial public offering price of $       per share).

     The following table illustrates the per share dilution that would have occurred if the Offerings had been consummated on March 31, 1998

Assumed initial public offering price per share.......................................              $
                                                                                                    -------
Net tangible book value per share
  at March 31, 1998...................................................................   $
                                                                                         -------
Increase in net tangible book value per share
  attributable to price paid by purchasers
  of Common Stock in the Offering.....................................................   $
                                                                                         -------
                                                                                         -------
Pro forma net tangible book value per share after
  the Offering........................................................................              $
                                                                                                    -------
Dilution in net tangible book value per share
  to purchasers of Common Stock in the Offerings......................................              $
                                                                                                    -------
                                                                                                    -------

     The following table summarizes, on a pro forma basis as of March 31, 1998, the differences between existing shareholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total
consideration paid (assuming an initial public offering price of $          per
share) and the average price per share paid:

                                                                        SHARES                TOTAL
                                                                     PURCHASED(1)         CONSIDERATION       AVERAGE
                                                                   -----------------    -----------------      PRICE
                                                                   NUMBER    PERCENT    AMOUNT    PERCENT    PER SHARE
                                                                   ------    -------    ------    -------    ---------
Existing shareholders...........................................                  %     $              %       $
New investors...................................................
                                                                   ------    -------    ------    -------
Total...........................................................               100%     $           100%
                                                                   ------    -------    ------    -------
                                                                   ------    -------    ------    -------


------------------
(1) These computations assume no exercise of any outstanding stock options after March 31, 1998 or of the Underwriters' over-allotment options. See 'Underwriting' for information concerning the Underwriters' over-allotment
    options. As of March 31, 1998, options to purchase       shares of Common
    Stock were outstanding. See 'Management--Stock Options.' To the extent these stock options are exercised, there will be further dilution to new investors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1998, and as adjusted to give effect to (i) the sale of shares of Common Stock by the Company in the Offerings at an assumed initial public offering
price of $       per share, after deduction of underwriting discounts and
estimated expenses of the Offerings and (ii) the application of the estimated net proceeds therefrom as described under 'Use of Proceeds.' This table should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto which are included elsewhere in the Prospectus.

                                                                                            AT MARCH 31, 1998
                                                                                       ---------------------------
                                                                                       HISTORICAL      AS ADJUSTED
                                                                                       ----------      -----------
                                                                                         (DOLLARS IN THOUSANDS)
Cash and cash equivalents.........................................................      $   3,346       $  49,846
                                                                                       ----------      -----------
                                                                                       ----------      -----------
Long-term debt:
  Term Loan Facility..............................................................      $ 375,000       $ 375,000
  Revolving Credit Facility.......................................................         46,000              --
  Receivables Facility............................................................         60,000          60,000
  Other...........................................................................          1,962           1,962
                                                                                       ----------      -----------
       Total long-term debt.......................................................        482,962         436,962
                                                                                       ----------      -----------

Stockholders' equity:
  Preferred Stock,      shares authorized, no shares
     issued and outstanding.......................................................             --              --
  Common Stock, par value $.01 per share,      shares authorized,
          shares issued and outstanding, historical;      shares issued and
     outstanding as adjusted......................................................              1               1
  Paid-in capital.................................................................         92,528         185,028
  Retained (deficit) earnings.....................................................        (38,072)        (38,072)
                                                                                       ----------      -----------
       Total stockholders' equity.................................................         54,457         146,957
                                                                                       ----------      -----------
       Total capitalization.......................................................      $ 537,419       $ 583,919
                                                                                       ----------      -----------
                                                                                       ----------      -----------

                  SELECTED FINANCIAL AND OTHER OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth selected consolidated historical financial and other operating data of the Company at and for the ten months ended December 31, 1994, at and for the three years ended December 31, 1997 and at and for the three-month periods ended March 31, 1997 and 1998. The statement of operations data for the ten months ended December 31, 1994 and the three years ended December 31, 1997 and the balance sheet data as of December 31, 1994, 1995, 1996 and 1997 were derived from audited consolidated financial statements of the Company, which have been audited by Ernst & Young, LLP, independent auditors. The financial data for the three-month periods ended March 31, 1997 and 1998 were derived from unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited financial data have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Results for interim periods are not indicative of results for a full year. The pro-forma earnings per common share has been computed based on the stock split that would be in effect upon consummation of the Offerings. The table should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' the consolidated financial statements of the Company and the related notes, the 'Unaudited Pro Forma Condensed Consolidated Financial Statements' and the other financial information included elsewhere in this Prospectus.

                                      TEN                                                           THREE
                                  MONTHS ENDED                  YEAR ENDED                      MONTHS ENDED
                                  DECEMBER 31,                 DECEMBER 31,                       MARCH 31,
                                  ------------    --------------------------------------    ---------------------
                                    1994(A)          1995          1996          1997         1997        1998
                                  ------------    ----------    ----------    ----------    --------    ---------
STATEMENT OF OPERATIONS DATA:
  Net sales....................    $1,548,655     $1,968,076    $2,022,272    $2,147,451    $546,859    $ 583,285
  Cost of goods sold...........     1,406,658      1,788,588     1,845,722     1,927,364     487,828      522,279
                                  ------------    ----------    ----------    ----------    --------    ---------
  Gross profit.................       141,997        179,488       176,550       220,087      59,031       61,006
  Selling, general and
    administrative expenses....        68,117         70,603        83,072       103,954      22,662       24,699
                                  ------------    ----------    ----------    ----------    --------    ---------
  Operating income.............        73,880        108,885        93,478       116,133      36,369       36,307
  Net interest expense
    (income)...................        (3,941)        (9,086)       (9,412)        1,846      (2,255)       9,749
  Recapitalization expense.....            --             --            --        15,929          --           --
  Other expense (income).......            --             --         4,566         4,161        (111)        (333)
                                  ------------    ----------    ----------    ----------    --------    ---------
  Income before income taxes...        77,821        117,971        98,324        94,197      38,735       26,891
  Income taxes.................        41,375         47,400        36,600        38,933      13,945        9,968
                                  ------------    ----------    ----------    ----------    --------    ---------

  Net income...................    $   36,446     $   70,571    $   61,724    $   55,264    $ 24,790    $  16,923
                                  ------------    ----------    ----------    ----------    --------    ---------
                                  ------------    ----------    ----------    ----------    --------    ---------
  Net income per share (pro-
    forma).....................

BALANCE SHEET DATA:
  Working capital (deficit)....    $   97,143     $   80,894    $  103,271    $  (96,826)   $ 71,093    $(141,019)
  Total assets.................       534,108        736,997       771,222     1,017,653     854,722      999,541
  Total debt...................         1,000          1,000         2,368       507,043       2,287      482,962
  Preferred stock..............       200,000        200,000       200,000            --     200,000           --
  Stockholders' equity.........        88,101        168,572       250,168        37,231     282,833       54,457

OPERATING AND OTHER DATA:
  EBITDA(b)....................    $   96,038     $  144,779    $  134,740    $  159,708    $ 50,978    $  51,369
  Depreciation and
    amortization...............        16,846         25,242        36,076        50,177      12,223       14,497
  Pension and OPEB
    expenses(c)................        36,761         36,319        48,050        34,620       8,655        9,413
  Net cash provided by
    operating activities.......       196,990        196,886        65,687       200,830      73,642       76,140
  Capital expenditures.........        25,168        147,077       162,317       282,625      59,344       66,301
  Hourly associates at year-
    end........................         7,242          7,631         7,542         7,323         N/A          N/A
  Net sales per year-end hourly
    associate..................    $      214     $      258    $      268    $      293         N/A          N/A

                                                        (Footnotes on next page)

(Footnotes from previous page)
------------------
(a) Results are for the ten-month period beginning on the closing date of the 1994 Acquisition and ending on December 31, 1994. Prior period financial data is not considered relevant as the Business Unit was part of the integrated operations of GM.

(b) EBITDA represents income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities as determined by generally accepted accounting principles.

(c) Total expenses related to pension and other post-retirement benefits other than pension ('OPEB'), the non-cash portion was $18.0 million for the ten months ended December 31, 1994; $20.8 million, $22.1 million and $30.7 million for the years ended December 31, 1995, 1996 and 1997, respectively; and $8.6 million and $7.7 million for the three months ended March 31, 1997 and 1998, respectively.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

     The following Unaudited Pro Forma Condensed Consolidated Statement of Income is based on the consolidated financial statements included elsewhere in this Prospectus, adjusted to give effect to (i) the Recapitalization and (ii) the Offerings and the application of the net proceeds therefrom (the 'Transactions'), as if they had occurred on January 1, 1997.

     The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable under the circumstances. The Unaudited Pro Forma Condensed Consolidated Statement of Income and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company, including the notes thereto, and other financial information pertaining to the Company included elsewhere in this Prospectus. The Unaudited Pro Forma Condensed Consolidated Statement of Income does not purport to represent what the Company's actual results of operations would have been if the Recapitalization and the Offerings in fact had occurred on such date or to project the Company's results of operations for any future period. The Unaudited Pro Forma Condensed Consolidated Statement of Income does not give effect to any transactions other than the Recapitalization, the Offerings and the transactions related thereto discussed in the notes to the Unaudited Pro Forma Condensed Consolidated Statement of Income set forth below.

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                                         PRO FORMA ADJUSTMENTS
                                                                  -----------------------------------
                                                      ACTUAL      RECAPITALIZATION      THE OFFERINGS      PRO FORMA
                                                    ----------    ----------------      -------------      ----------
Net sales........................................   $2,147,451              --                  --         $2,147,451
Cost of goods sold...............................    1,927,364              --                  --          1,927,364
                                                    ----------                                             ----------
Gross profit.....................................      220,087              --                  --            220,087
Selling and administrative expenses..............      103,954              --                  --            103,954
                                                    ----------                                             ----------
Operating income.................................      116,133              --                  --            116,133
Recapitalization expenses........................      (15,929)         15,929(a)               --                 --
Net interest (expense) income....................       (1,846)        (34,193)(b)           4,370(d)         (31,669)
Other (expense) income...........................       (4,161)             --                  --             (4,161)
                                                    ----------    ----------------      -------------      ----------
Income before income taxes.......................       94,197         (18,264)              4,370             80,303
Income taxes.....................................       38,933         (10,838)(c)           1,617(e)          29,712
                                                    ----------    ----------------      -------------      ----------
Net income.......................................   $   55,264        $ (7,426)            $ 2,753         $   50,591
                                                    ----------    ----------------      -------------      ----------
                                                    ----------    ----------------      -------------      ----------

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME


(a) Adjustment to eliminate non-recurring expenses incurred pursuant to the Recapitalization.

(b) Adjustment to reflect additional interest expense related to borrowings initiated in the Recapitalization inclusive of additional amortization of debt issuance costs of $2,593.

(c) Adjustment to income tax expense related to notes (a) and (b) above.

(d) Adjustment to reflect use of proceeds. Assumes pay-down of Revolving Credit Facility of $46 million bearing interest at 9.5% per annum.

(e) Adjustment to income tax expense related to Note (d) above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion and analysis presents the factors that had a material effect on the Company's results of operations and cash flows during the three months ended March 31, 1998 and March 31, 1997 and the three years ended December 31, 1997, and the Company's financial position at March 31, 1998 and December 31, 1997. This discussion and analysis should be read in conjunction with the 'Selected Financial Data' and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

COMPANY OVERVIEW

     The Company is a Tier I supplier to the automotive industry and a world leader in the design, engineering and manufacturing of driveline systems for light trucks and SUVs. The driveline system includes all of the components that transfer power from the transmission and deliver it to the drive wheels. The driveline products produced by the Company include axles, propeller shafts, chassis components and forged products. The Company is GM's principal supplier of driveline components for light trucks, SUVs and RWD passenger cars. Sales to GM were approximately 96% of the Company's 1997 and 1996 sales.

     In March 1994, the Company purchased the assets of the Final Drive and Forge Business Unit of the Saginaw Division of GM. In connection with the Company's acquisition of the Business Unit, GM and the Company entered into the CSA under which the Company became the sole-source supplier to GM of all the products and components previously supplied to GM by the Business Unit. In October 1997, the Company entered into a Recapitalization Agreement, pursuant to which Blackstone acquired control of the Company. In connection with the Recapitalization, the Company and GM entered into an additional binding agreement, the MOU. Under the MOU, the Company and GM have agreed to commit to transition the CSA into a number of separate LPCs, applicable for the life of each GM vehicle program for which the Company supplies products. These LPCs will ultimately replace the CSA.

     In order to induce GM to enter into the MOU and commit to enter into LPCs, in 1997, the Company agreed to temporary reductions of certain payments previously agreed to be made by GM to the Company as part of the commercial arrangements between them, including certain payments pursuant to the CSA. Such reductions amounted to approximately $11.4 million in 1997 and approximately $12.7 million in the first quarter of 1998. Such reductions are currently estimated by the Company to amount to approximately $51.1 million for the full year ending December 31, 1998, at which time such reductions are expected to terminate.

     The Company sells most of its products under long-term contracts at fixed prices, some of which are subject to annual price reductions in subsequent years, and all of which are subject to negotiated price increases for engineering changes. With respect to GM, pricing has been established for products sold under the CSA and to be sold under the LPCs; however, the Company must remain competitive with respect to technology, design and quality. Under the CSA, the Company pays current market prices for certain materials used in the manufacture of products sold to GM, but increases or decreases in such prices from levels established under the CSA currently result in corresponding increases or decreases in the aggregate amount paid by GM to the Company for its products, thereby protecting the Company from increases in the costs of such materials while such purchasing arrangement is in effect. The Company and GM have agreed to develop a mutually satisfactory plan to terminate this purchasing arrangement no later than December 2002. Thus, while the prices at which the Company sells its products under the CSA and will sell its products under the LPCs have been established, under the LPCs, upon termination of the purchasing arrangement described above, the Company will have no contractual right to pass on any direct materials cost increases subsequent to such termination, and there can be no assurance that the Company will be able to pass on any increased labor, materials or other costs to GM in the future as it has from time to time in the past pursuant to the above-described terms of the CSA or by certain additional payments agreed to as part of the commercial arrangements between GM and the Company. See 'Risk Factors--Reliance on GM' and 'Business--Contractual Arrangements with GM.'

INDUSTRY AND COMPETITION

     The Company's operations are cyclical because they are directly related to domestic automotive production, which is itself cyclical and dependent on general economic conditions and other factors. The axle and related driveline systems segment of the automotive industry is highly competitive. The current trend in the automotive industry is for OEMs to shift research and development ('R&D'), design and testing responsibility to suppliers to take advantage of certain efficiencies. The OEMs have also been reducing the number of their suppliers, preferring stronger relationships with fewer suppliers. As a result, the Tier I supplier market has been undergoing consolidation over the past three to four years. This trend is expected to continue, leaving the industry with only a small number of dominant, worldwide suppliers.

     The following table sets forth certain statement of operations data expressed as a percentage of net sales:

                                                                                         FOR THE THREE
                                                            FOR THE YEAR ENDED              MONTHS
                                                               DECEMBER 31,             ENDED MARCH 31,
                                                         -------------------------      ---------------
                                                         1995      1996      1997       1997      1998
                                                         -----     -----     -----      -----     -----
                                                                                          (UNAUDITED)
Statement of income data:
  Net sales...........................................   100.0%    100.0%    100.0%     100.0%    100.0%
  Cost of goods sold..................................    90.9%     91.3%     89.8%      89.2%     89.5%
                                                         -----     -----     -----      -----     -----
  Gross profit........................................     9.1%      8.7%     10.2%      10.8%     10.5%
  Selling, general and administrative expenses........     3.6%      4.1%      4.8%       4.1%      4.3%
                                                         -----     -----     -----      -----     -----
  Operating income....................................     5.5%      4.6%      5.4%       6.7%      6.2%

  Other expense (income)..............................     (.5%)     (.3%)     1.0%       (.4%)     1.6%
                                                         -----     -----     -----      -----     -----
  Income before income taxes..........................     6.0%      4.9%      4.4%       7.1%      4.6%
  Income tax expense..................................     2.4%      1.8%      1.8%       2.6%      1.7%
                                                         -----     -----     -----      -----     -----
  Net income..........................................     3.6%      3.1%      2.6%       4.5%      2.9%
                                                         -----     -----     -----      -----     -----
                                                         -----     -----     -----      -----     -----

RESULTS OF OPERATIONS--THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1997

     Net Sales. Net sales increased approximately 7% to $583.3 million for the three months ended March 31, 1998 compared with $546.9 million for the three months ended March 31, 1997. This increase was primarily a result of volume increases in 1998 related to customer demand for the Company's products.

     Sales to customers other than GM increased 22% to approximately $25.9 million in the first quarter of 1998 versus $21.3 million in the similar period of 1997. Additionally, the Company had export sales of $89.2 million in the first quarter of 1998 versus $77.9 million in the first quarter of 1997. The increases in these sales were a result of new business that the Company has gained.

     Gross Profit. Gross profit increased 3% to $61.0 million for the three months ended March 31, 1998 compared with $59.0 million for the three months ended March 31, 1997. Gross margin decreased to 10.5% in the first quarter of 1998 compared to 10.8% for the same period of 1997. The decrease in gross margin in the first quarter of 1998 was due to the temporary payment reductions discussed under '--Company Overview' above, partially offset by increased productivity as a result of the prior capital expenditures made to improve manufacturing initiatives, reduce labor intensive operations and achieve other cost efficiencies.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses (including R&D) increased 9% to $24.7 million for the three months ended March 31, 1998 compared with $22.7 million for the three months ended March 31, 1997. Selling, general and administrative expenses as a percentage of sales increased to 4.3% for the three months ended March 31, 1998 compared to 4.1% for the similar period of 1997. These increases were principally due to the Company's increase in personnel to support the Company's growth and continued investments for information systems as the Company continues to transition from GM systems. R&D expenses were $6.4 million for the three months ended March 31, 1998 compared to $6.8 million for the three months ended March 31, 1997.

     Operating Income. Operating income was $36.3 million for the three months ended March 31, 1998 compared to $36.4 million for the three months ended March 31, 1997. Operating margin decreased to 6.2% for the three months ended March 31, 1998 compared to 6.7% for the similar period of 1997. The decrease in operating margin was primarily due to the decline in gross margin and increased selling, general and administrative expenses, partially offset by increased sales volumes.

     Net Interest. Net interest expense was $9.7 million for the three months ended March 31, 1998 compared to net interest income of $2.3 million for the similar period of 1997. The increase was due to the borrowings incurred in connection with the Recapitalization.

     Income Tax Expenses. Income tax expense decreased 29% to $10.0 million for the three months ended March 31, 1998 compared to $13.9 million for the three months ended March 31, 1997. The Company's effective income tax rate was 37.1% for the three months ended March 31, 1998 versus 36.0% for the three months ended March 31, 1997.

     Net Income. Net income decreased 32% to $16.9 million for the three months ended March 31, 1998 compared to $24.8 million for the three months ended March 31, 1997 primarily due to the operating results discussed previously and the impact of additional interest expense in 1998.

RESULTS OF OPERATIONS--YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net Sales. Net sales increased 6% to $2.15 billion for 1997 compared to $2.02 billion for 1996. This increase was primarily a result of volume increases related to customer demand for the Company's products.

     Sales to GM were approximately 96% of the Company's total sales in both 1997 and 1996. Sales to customers other than GM increased approximately 12% to approximately $88.5 million in 1997 compared to $78.8 million in 1996. The Company had export sales of $328.0 million in 1997 compared to $265.7 million in 1996. These increases were a result of new business initiatives that the Company implemented.

     Gross Profit. Gross profit increased approximately 25% to $220.1 million for 1997 compared to $176.6 million for 1996. Gross margin increased to 10.2% for 1997 compared to 8.7% for 1996. These increases were primarily due to increased sales volume and increased productivity primarily as a result of the capital expenditures to support manufacturing initiatives, reduce labor intensive operations and achieve cost productivity initiatives, as well as a benefit of approximately $20 million related to a change in assumptions in 1997 related to pensions and other postretirement benefits other than pensions, and a decrease in depreciation resulting from a change in estimated lives.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses (including R&D) increased approximately 25% to $104.0 million for 1997 compared to $83.1 million for 1996. Selling, general and administrative expenses as a percentage of sales increased to 4.8% for 1997 compared to 4.1% for 1996. These increases were principally due to the Company's increase in personnel to support the Company's growth, investments made for information systems as the Company transitions from GM systems, certain stock compensation expenses totaling $9.2 million and increases in R&D expenses. R&D expenses increased approximately 19% to $27.8 million for 1997 compared to $23.4 million for 1996. The increases in R&D spending were primarily related to the Company's initiative to expand its customer and product base through the development of advanced driveline systems including the support of the New M-SUV Program.

     Operating Income. Operating income increased approximately 24% to $116.1 million for 1997 compared to $93.5 million for 1996. Operating margins increased to 5.4% for 1997 compared to 4.6% for 1996. These increases were primarily due to increased volumes and increased productivity, the impact of the change in assumptions and depreciable lives partially offset by the impact of increased selling, general and administrative expenses discussed above.

     Net Interest. Net interest expense was $1.8 million for 1997 compared to net interest income of $9.4 million for 1996. The increase was due to the additional borrowings incurred in connection with the Recapitalization. For most of 1996 and 1997, the Company had excess cash invested in short-term investments and limited outstanding debt.

     Recapitalization Expenses. The Company incurred $15.9 million of expenses in 1997 related to the Recapitalization. These expenses were seller-related expenses which included professional advisory fees.

     Income Tax Expense. Income tax expense increased 6% to $38.9 million for 1997 compared to $36.6 million in 1996. The Company's effective income tax rate was 41.3% for 1997 compared to 37.2% for 1996. The increase in the effective tax rate for 1997 was primarily due to non-deductible permanent items related to stock compensation.

     Net Income. Net income decreased 10% to $55.3 million for 1997 compared to $61.7 million for 1996 primarily due to the factors described above.

RESULTS OF OPERATIONS--YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net Sales. Net sales increased approximately 3% to $2.02 billion for 1996 compared to $1.97 billion for 1995. This increase was primarily a result of volume increases related to customer demand for the Company's products offset by labor-related work stoppages at GM which adversely impacted sales.

     Sales to GM were approximately 96% and 97% of the Company's total sales in 1996 and 1995, respectively. Sales to customers other than GM increased 29% to approximately $78.8 million in 1996 compared to $61.3 million in 1995. The Company had export sales of $265.7 million in 1996 compared to $255.8 million in 1995. These increases were a result of new business that the Company has gained.

     Gross Profit. Gross profit decreased approximately 2% to $176.6 million for 1996 compared to $179.6 million for 1995. Gross margin decreased to 8.7% for 1996 compared to 9.1% for 1995. These decreases were a result of (i) increased benefit expenses associated with the higher number of workers moving into full benefit status, (ii) additional training costs to train associates to replace workers who elected to transfer back to GM, (iii) the adverse impact of the work stoppages at GM, and (iv) charges relating to maintenance and expenses for cleaning, painting and general repairs of the Company's facilities.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses (including R&D) increased approximately 18% to $83.1 million for 1996 compared to $70.6 million for 1995. Selling, general and administrative expenses as a percentage of sales increased to 4.1% for 1996 compared to 3.6% for 1995. These increases were principally due to the Company's increase in personnel to support the Company's growth and investments made for the Company to perform certain functions that were previously performed by GM; these increases were partially offset by decreased R&D expenses. R&D expenses decreased approximately 19% to $23.4 million for 1996 compared to $29.0 million for 1995. The decreases in R&D spending were primarily related to the Company's initiative to support the early designs related to the GMT-800 Program that were incurred in 1995.

     Operating Income. Operating income decreased approximately 14% to $93.5 million for 1996 compared to $108.9 million for 1995. Operating margin decreased to 4.6% for 1996 compared to 5.5% for 1995. These decreases were primarily due to the GM work stoppages discussed previously.

     Net Interest. Net interest income was $9.4 million and $9.l million for 1996 and 1995, respectively. For most of 1996 and 1995, the Company had excess cash invested in short-term investments.

     Income Tax Expense. Income tax expense decreased 23% to $36.6 million for 1996 compared to $47.4 million in 1995. The Company's effective income tax rate was 37.2% for 1996 compared to 40.2% for 1995. The decrease in the tax expense was related to the decrease in the Company's operating income discussed previously. The decrease in the effective tax rate for 1996 was primarily due to the use of federal tax credits and various state and local tax incentives.

     Net Income. Net income decreased approximately 13% to $61.7 million for 1996 compared to $70.6 million for 1995 primarily due to the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

     The 1997 Recapitalization involved the incurrence of substantial new indebtedness and the repurchase of a substantial amount of equity. See 'The Recapitalization' and Note 2 to the Consolidated Financial Statements.

     Management assesses the Company's liquidity in terms of its overall ability to mobilize cash to support business needs and to fund its growth. The Company relies primarily upon cash flow from operations and borrowings under the Company's Credit Facilities and Receivables Facility to finance operations and capital expenditures.

     At March 31, 1998, the Company had a working capital deficit of $141.0 million versus a deficit of $96.8 million at December 31, 1997. This increase was a result of a decrease in receivables (discussed below) and the increase in liabilities related to the capital expenditure program in connection with the launch of the GMT-800 Program, which will be funded primarily through long-term debt.


     The decrease in accounts receivable at March 31, 1998 from December 31, 1997 was due to the receipt of payments from a customer for rebillable tooling charges, premium charges for additional manufacturing capacity and volume and raw material rebates.

     The Company had a working capital deficit of $96.8 million at December 31, 1997 compared to a working capital surplus of $103.2 million at December 31, 1996. This decrease in working capital was a result of the Recapitalization, the liabilities related to the capital expenditure program in connection with the launch of the GMT-800 Program (which will be primarily funded through long-term debt) and payments to be made in connection with certain benefit programs.

     The increase in accounts receivable at December 31, 1997 was due to amounts due from GM for rebillable tooling (in connection with the GMT-800 manufacturing process), amounts due for premium charges for additional manufacturing capacity and volume, and raw material rebates.

     As part of the arrangements with GM, payment terms for products shipped to GM will steadily lengthen during the three-year period beginning March 1, 1999, resulting in an expected increase in accounts receivable balances and anticipated increased interest expense related to the Company's funding of working capital. The Company anticipates that this working capital increase will be funded from available sources including cash flow from operations and its Credit Facilities.

     The Company intends to lend approximately $15.0 million in the third quarter of 1998 to its Chairman to enable him to pay taxes related to the recognition of income associated with certain stock options.

     The increase in other assets as of December 31, 1997 was due to fees paid in connection with the establishment of the Credit Facilities and the Receivables Facility. The increase in non-current deferred income taxes asset is primarily due to the Recapitalization.

     The Company has various sources of funds including the Credit Facilities and the Receivables Facility. Refer to Note 3, 'Long-Term Debt and Credit Facilities' contained in the Consolidated Financial Statements.

     At March 31, 1998, $375 million of borrowings were outstanding and $125 million was available for future borrowings under the Term Loan Facility and $46 million was outstanding and $204 million was available for future borrowings under the Revolving Credit Facility. Additionally at March 31, 1998, approximately $75 million was available under the variable funding certificates of the Receivables Facility, of which $60 million was utilized and borrowed. These facilities were established in connection with the Recapitalization.

     The weighted average interest rate of the Company's long-term debt outstanding as of March 31, 1998 was approximately 7.9% and was approximately 8.1% at December 31, 1997.

     Capital expenditures were $66.3 million for the three months ended March 31, 1998. These investments in machinery and equipment were primarily made to support the launch of the GMT-800 Program and to generate additional capacity. The Company estimates that it will invest between $300 million and $400 million in capital expenditures in 1998.

     Capital expenditures were $282.6 million, $162.3 million and $147.1 million in 1997, 1996 and 1995, respectively. These investments in machinery and equipment were primarily made to support the launch of the GMT-800 program, to reduce labor-intensive operations, to support additional capacity and for cost reduction programs including upgrades in machinery technology and quality standards.

     The Company intends to fund its capital expenditures by borrowing under the Credit Facilities or the Receivables Facility. The Company believes it has lines of credit adequate to support ongoing operational requirements. Beyond that, the Company believes it has sufficient financial flexibility to attract long-term funding on acceptable terms as may be needed to support its growth objectives. The Company has initiated discussions with Chase to amend its Credit Facilities which, if completed, would result in lower interest rates and otherwise more favorable terms and conditions. Such amendment is expected to become effective concurrent with the Offerings.

SEASONALITY

     The Company's business is moderately seasonal as its major OEM customers historically have a two week shutdown of operations in July and approximately a one week shutdown in December. In addition, traditionally in the third quarter OEM customers have incurred lower production rates as model changes enter production. Accordingly, third and fourth quarter results may reflect these trends.

EFFECTS OF INFLATION

     Inflation generally affects the Company by increasing the cost of labor, equipment and raw materials. The Company believes that the relatively moderate rate of inflation over the past few years has not had a significant impact on the Company's operations as the Company offset the increases by realizing improvements in operating efficiency or by passing through certain increases in the cost of raw materials to GM under the terms of the CSA and the LPCs.

FINANCIAL INSTRUMENTS MARKET RISK

     The Company's business and financial results are affected by fluctuations in world financial markets, including interest rates and currency exchange rates. The Company's hedging policy attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs. The Company hedges its interest rate risks by utilizing swaps and collars. The Company does not currently have significant exposures relating to currency risks and does not have any financial instruments to reduce currency risks at March 31, 1998 or at December 31, 1997. The Company does not hold financial instruments for trading or speculative purposes.

     The Credit Facilities required the Company to enter into interest rate hedging arrangements with a notional value of $112.5 million. The arrangements entered into by the Company, which terminate in December 2000, require the

Company to pay a floating rate of interest based on three-month LIBOR with a cap rate of 6.5% and a floor rate of 5.5%.

     Interest Rate Risk. As part of its risk-management program, the Company performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. An 80 basis-point increase in interest rates (approximately 10% of the Company's weighted average interest rate) affecting the Company's debt obligations, related interest rate swaps and collars (existing at December 31, 1997), would impact the Company's 1998 pretax earnings by approximately $3.0 million. Additional, for detail of financial instruments in place at December 31, 1997, please see Note 5, 'Risk Management' in the Consolidated Financial Statements.

     Currency Risk. The Company does not currently have material exposures to currency exchange-rate risk as most of its business is denominated in U.S. Dollars. Future business operations and opportunities, including the construction of its new manufacturing facility in Guanajuato, Mexico, may expose the Company to the risk that the eventual net dollar cash inflows resulting from these activities may be adversely affected by changes in currency exchange rates. The Company will manage these risks by utilizing various types of foreign exchange contracts, where appropriate.

YEAR 2000 COMPLIANCE

     The Company is in the process of implementing appropriate action to ensure that its computer information systems will be able to interpret the calendar year term '2000'. (Systems that process transactions based on storing two digits for the year rather than the full four digits may encounter significant process inaccuracies and even inoperability in attempting to process year 2000 transactions.) The costs of software replacing existing non-compliant year 2000 systems will be capitalized and amortized over the software's estimated useful life and software modifications will be expensed as incurred in accordance with the Company's software capitalization policy. The amounts expensed to date have been immaterial and the Company does not expect the amounts required to be expensed in the future to have a material effect on its financial position or results of operations. Management presently believes that, with planned modifications to existing software and conversion to new software, year 2000 compliance will not pose significant operational problems. However, if such modifications and conversions are not completed on a timely basis, or if the Company's partners have significant unresolved systems problems, there is a risk that year 2000 compliance could have a material impact on the operations of the Company.

LITIGATION AND ENVIRONMENTAL REGULATIONS

     The Company is party to various legal actions and is subject to various claims arising in the ordinary course of business. The Company believes that the disposition of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

     GM has agreed to indemnify and hold the Company harmless from certain environmental issues identified as potential areas of environmental concern at the time of transaction. GM has also agreed to indemnify the Company, under certain circumstances, for up to ten years from the date of closing with respect to certain pre-closing environmental conditions.

     Approximately one-acre of a parking lot at the Company's Buffalo facility has been designated by the New York Department of Environmental Conservation ('NYDEC') as a Class 3 Inactive Hazardous Waste Disposal Site due to the presence of polychlorinated byphenyl in subsurface soil and groundwater below existing pavement, and an elevated level of lead in the soil. A Class 3 designation is given to a site which does not present a significant threat to the public health or environment and at which action may be deferred. The contamination took place prior to the Company acquiring the property and is the responsibility of GM. The area is the subject of an Order of Consent between GM and NYDEC effective February 2, 1995. Remediation required thereunder is being performed by GM in the ordinary course of business.

     Based on the Company's assessment of costs associated with its environmental responsibilities, including recurring administrative costs, capital expenditures and other compliance costs, such costs have not had, and in management's opinion, will not have in the foreseeable future, a material effect on the Company's financial position, results of operations, cash flows or competitive position.

EFFECT OF NEW ACCOUNTING STANDARDS

     The Company adopted SFAS No. 128 'Earnings Per Share' in 1997. This accounting standard specifies new computation, presentation and disclosure requirements for earnings per share to be applied retroactively. SFAS No. 128 requires, among other things, presentation of basic and diluted earnings per share, replacing the former primary and fully diluted earnings per share, on the face of the income statement.

     In 1998, the Company adopted SFAS No. 130, 'Reporting Comprehensive Income' and SFAS No. 131, 'Disclosures about Segments of an Enterprise and Related Information.' SFAS No. 130 requires that the components and total amount of comprehensive income be displayed in the financial statements for interim and annual periods in 1998. SFAS No. 131 requires, among other things, the reporting of detailed operating segment information and related disclosures about products and services, geographic areas and major customers for annual periods beginning in 1998 and for interim periods beginning in 1999. Management is currently evaluating it alternatives under the new Statement and anticipates disclosures in one segment under the new rules.

     Statement of Position ('SOP') 98-1, 'Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,' was issued in March 1998. SOP 98-1, among other things, requires that certain costs of internal use software, whether purchased or developed internally, be capitalized and amortized over the estimated useful life of the software. Adoption of SOP 98-1 is required as of January 1, 1999, but earlier adoption is allowed. The Company has historically followed the guidelines specified in SOP 98-1.

                                    BUSINESS

GENERAL

     The Company is a Tier I supplier to the automotive industry and a world leader in the design, engineering and manufacturing of driveline systems for light trucks and SUVs. The driveline system includes all of the components that transfer power from the transmission and deliver it to the drive wheels. Driveline products produced by the Company include axles, propeller shafts, chassis components and forged products. With an estimated 34% market share in North America (which represents an 18% share of the estimated worldwide market), the Company is the leading independent supplier of driveline components for light trucks and SUVs, the fastest growing segments of the light vehicle market. The Company also manufactures axles, propeller shafts and other products for RWD passenger cars. Additionally, the Company has the second largest automotive (by sales) forging operation in North America.

     The Company is GM's principal supplier of driveline components for light trucks, SUVs and RWD passenger cars, supplying substantially all of GM's rear axle and front 4WD axle requirements, and over 75% of its propeller shaft requirements for these vehicle platforms in 1997. Approximately 96% of the Company's 1997 sales were to various divisions and subsidiaries of GM. The Company's second largest customer is Ford, for which the Company produces axle shafts and double cardan joints for light trucks and SUVs manufactured by Ford in North America.

THE 1994 ACQUISITION

     The Company is the successor to the former Final Drive and Forge Business Unit of the Saginaw Division of GM and has produced driveline components and forged products for over 75 years. In March 1994, a private investor group led by Richard E. Dauch formed the Company and consummated the 1994 Acquisition. In connection with the 1994 Acquisition, GM and the Company entered into the CSA under which the Company became the sole-source supplier to GM of all the products and components previously supplied to GM by the Business Unit. In September 1997, the Company and GM signed an additional binding agreement, the MOU, which became operative after the Company's recapitalization described below. Under the MOU, the Company and GM have agreed to transition the CSA into a number of separate LPCs, under which the Company will supply products and components for the life of each GM vehicle program covered by an LPC. These LPCs will ultimately replace the CSA. See '--Contractual Arrangements with GM.'

     The Company's management team, which was formed in connection with the 1994 Acquisition, is led by Mr. Dauch as Chairman of the Board, Chief Executive Officer and President and was carefully selected on the basis of its management expertise in the automotive industry. Mr. Dauch has over 34 years of experience in the industry and was an Executive Vice President for Chrysler from 1980 to 1991 and was instrumental in Chrysler's manufacturing and financial turnaround. As an executive of GM, he also managed the Business Unit's largest manufacturing plant (Detroit Gear & Axle) from 1974 to 1976. The Company's senior management team is comprised of 12 executives with an average of 27 years' experience in the automotive industry and experience in both automotive original equipment manufacturer ('OEM') and supplier operations.


POST-ACQUISITION IMPROVEMENTS

     Since the 1994 Acquisition, the Company has dramatically improved product quality and manufacturing efficiency through a combination of management leadership, significant investments in new equipment and technology, workforce training, and process improvements resulting in increased capacity utilization. From March 1994 through March 1998, the Company has invested in excess of $700 million in capital expenditures and 1.2 million labor hours for training and education of its associates and has received and maintained ISO/QS 9000 certification for each of its facilities. As a result, (i) the average number of axles produced per production day increased from approximately 10,000 in March 1994 to approximately 14,000 in March 1998, (ii) discrepant parts shipped to GM (as measured by GM) decreased from approximately 13,400 PPM during the six months ended December 31, 1994 to approximately 180 PPM during the twelve months ended December 31, 1997 and (iii) returned parts decreased from 5,136 PPM during the ten months ended December 31, 1994 to 664 PPM during the twelve months ended December 31, 1997. See 'Risk Factors--Product Program Implementation.' Net sales and operating income increased to $2.15 billion and $116.1 million, respectively, for the year ended December 31, 1997 from $2.02 billion and $93.5 million, respectively, for the year ended December 31, 1996.

INDUSTRY OVERVIEW

     The automotive industry has been and continues to be significantly influenced by several trends which the Company believes will enhance its strategic position and growth prospects.

     Demand for Light Trucks and SUVs. From 1990 to 1997, domestic unit sales of light trucks and SUVs increased as a percentage of total U.S. light vehicle unit sales from 33% to 45%. While GM's sales of light trucks and SUVs during the same period followed a similar trend, increasing to 43.0% in 1997, it still trailed Chrysler and Ford which had penetrations of 68% and 58%, respectively. Increased consumer demand for light trucks and SUVs increases the demand for the Company's products.

     4WD Penetration. Between 1990 and 1997, 4WD sales penetration of the U.S. light vehicle market doubled, from 7% to over 15% and, according to J.D. Power, is expected to continue to rise. The increasing penetration of 4WD vehicles is also evident in the sales of GM light trucks and SUVs. For example, in 1990, 4WD penetration of GM light truck and SUV sales was 31%. By 1997, this penetration rate had risen to nearly 42%. The Company benefits from this trend to increased 4WD penetration since its sales-dollar content per vehicle is approximately 40% higher on a 4WD vehicle than on a comparable two-wheel drive vehicle.

     Outsourcing. In recent years, OEMs have been shifting research and development, design, testing and validation responsibilities to suppliers to take advantage of suppliers' lower cost structures, allocate engineering resources more efficiently, and realize the synergistic benefits of a systems approach. The trend has also been driven by the competitive pressures on OEMs to improve product quality and to reduce capital expenditures, production costs and inventory levels. A significant portion of driveline components are currently manufactured by OEMs, representing a substantial outsourcing opportunity for the Company.

     Supplier Consolidation and Systems Integration. The OEMs have been reducing the number of their suppliers, establishing stronger relationships with large Tier I full-service suppliers. In conjunction with this trend, OEMs are transitioning from purchasing components to shifting complete responsibility for design, engineering and manufacturing full component systems to their remaining Tier I suppliers. In response to this trend, suppliers have combined with other suppliers to gain the critical mass to support research and development and realize economies of scale. Furthermore, these combinations have been pursued to add capabilities to manufacture complementary components and achieve more complete systems supplier capabilities. The Company believes that this trend toward multi-component system integrators will compel further consolidation, leaving the industry with only a small number of dominant, worldwide suppliers.

     Globalization. Tier I suppliers are increasingly following their OEM customers as they expand manufacturing into global markets. Shipping costs, import duties and local content laws make it advantageous for OEMs to purchase from Tier I suppliers with a local presence. The Company is positioning itself to follow the industry as it expands globally. The Company is in the process of constructing a manufacturing facility in Guanajuato, Mexico; this facility is currently scheduled to begin production in the fall of 2000.

     The Company believes that as a result of its leading North American market position as an independent supplier of driveline systems for the light truck and SUV segment, management expertise, strong OEM and labor relationships, full service engineering capabilities, high quality products, critical mass and access to capital that it is well positioned to take advantage of trends in the industry and to compete successfully as both a sub-assembly supplier and as a manufacturing process specialist in the consolidating OEM supplier market.

BUSINESS STRATEGY

     The Company plans to leverage its competitive advantages and actively pursue the following strategies to increase revenue and profitability:

     Improve product quality and manufacturing efficiency. Since the 1994 Acquisition, the Company has dramatically improved product quality and efficiency. The Company is committed to continue reducing operating costs by developing new manufacturing processes and by investing in new equipment, technologies and improvements in product designs. The Company believes that the significant modernization of its manufacturing equipment and facilities which has been completed over the last four years, as well as initiatives to be undertaken in connection with the GMT-800 and the New M-SUV Programs, will generate enhanced productivity and operating efficiency. From March 1, 1994 through March 31, 1998, the Company has invested approximately $700 million on the modernization of its equipment and facilities and anticipates spending $225 million to $325 million in additional capital expenditures during the last three quarters of 1998.

     Diversify, strengthen and globalize OEM customer base. The Company currently provides axle shafts to Ford and has begun to pursue strategic initiatives to further diversify its customer base by providing products for vehicles manufactured by Isuzu, Nissan, CAMI (a joint venture between GM and Suzuki), and Mercedes-Benz. The Company's sales to customers other than GM have increased from $38.3 million for the ten months ended December 31, 1994 to approximately $88.5 million in 1997. The Company will continue to seek new business from existing customers, as well as develop relationships with new customers worldwide. Substantially all of the Company's products are presently sold in North America. The Company currently has a regional sales office in Tokyo, Japan and is in the process of opening another office in Europe; this presence is intended to help the Company access new markets for its products. Additionally, the Company is establishing a regional sales office and constructing a manufacturing facility in Guanajuato, Mexico; this facility is currently scheduled to begin production in the fall of 2000.

     Expand systems integrator capability. OEMs continue to consolidate their supplier base and shift the design, engineering and manufacturing functions of complete systems to their remaining Tier I suppliers. The Company currently supplies axles, propeller shafts, chassis components and forged products for light trucks and SUVs. The Company intends to provide additional driveline components through a combination of developing new technologies and other capabilities and managing Tier II and Tier III suppliers and acquiring other suppliers, in order to offer its customers a more fully-integrated driveline systems.

     Develop new products. The Company intends to diversify its product portfolio by designing and developing new products and systems. As part of its commitment to product development, the Company opened its Technical Center in 1995 which provides resources to the Company's engineers to improve the design of the Company's existing products and to design new products. The Company invested $23.4 million and $27.8 million in research and development expenses in 1996 and 1997, respectively. To date, these initiatives have resulted in several new products such as the new '11.5' axle (initially being used in the GMT-800 Program), multi-link rear axles, an integral oil pan front axle, precision steering system joints (which utilize lash free/low lash idlers and radiax pivot sockets) and improved propeller shaft 'U-Joints.' The Company is also in the process of developing other new products such as independent rear drive system modules, traction-enhancing advance differentials, banjo style axles, aluminum rear axle carriers, axle cooler covers, spherical differential cases and near net/net shaped forgings.

     Pursue selected acquisition opportunities. The Company intends to pursue an acquisition strategy designed to accelerate the implementation of its strategic initiatives. The acquisition candidates the Company will evaluate will include:
(i) suppliers of driveline components which complement the Company's current products offerings, (ii) companies in the forging industry, a segment which is highly fragmented, which will allow the Company to capitalize upon the trend toward OEM supplier consolidation, and (iii) other automotive parts suppliers, enhancing the Company's efforts to diversify its customer base, expand its product development capability, selectively globalize its operations and/or leverage its design, engineering and validation expertise.


PRODUCTS

     The Company designs, engineers and manufactures components for driveline systems. The driveline system includes all the components that transfer power from the transmission and deliver it to the drive wheels. Driveline products produced by the Company include axles, propeller shafts, chassis components and forged products. The following chart sets forth the percentage of total revenues attributable to the Company's products for the periods indicated:

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                        -----------------------
                                                                        1995     1996     1997
                                                                        -----    -----    -----
Rear Axles...........................................................    55.0%    53.9%    53.0%
Front Axles..........................................................    14.1     15.2     16.5
Propeller shafts.....................................................     8.4      8.7      8.8
Chassis components...................................................    11.9     10.5      9.8
Forged products......................................................     8.8      8.9      9.2
Other................................................................     1.8      2.8      2.7
                                                                        -----    -----    -----
                                                                        100.0%   100.0%   100.0%
                                                                        -----    -----    -----
                                                                        -----    -----    -----

     Rear Axles. Rear axles are rigid, integral drive axle modules for use on light trucks, SUVs and RWD passenger cars. The Company offers a range of axle sizes, gear ratios, differentials, brakes and anti-corrosion coatings. Each unit is assembled, tested and shipped as an integrated system to minimize noise and vibration. The products are available in semi-floating models for economy or full-floating models for higher shaft torque and load capacity.

     Front Axles. Independent front axles are chassis-mounted drive axles for all-wheel and 4WD vehicles with independent front suspensions. Typical vehicle applications include light trucks and SUVs. The Company produces a 'shift-on-the-fly' disconnect system that allows shifting into and out of 4WD while the vehicle is moving. This innovation reduces system wear and extends service life by making it easy to disconnect the front-drive system when not needed. Components are matched and balanced to reduce noise and vibration.

     Propeller Shafts. Propeller shafts, also referred to as driveshafts, transmit power from the transmission to the axle. The Company produces one- and two-piece propeller shafts for RWD vehicles and front-auxiliary shafts for 4WD and all-wheel drive systems. Propeller shafts can be designed and manufactured to meet customer requirements for torque, packaging, speed, size, joint type, and special configuration. Each propeller shaft can be system balanced with its corresponding axle or marked for future match-mounting considerations. For applications requiring faster rotation speed, lighter weight or longer distances, metal composites and all aluminum designs are also manufactured.

     Chassis Components. Chassis components consist of steering linkage assemblies, stabilizer bars and other components. Steering linkage assemblies convert the circular motion of the steering wheel into the linear motion which is used to turn the front wheels and control the direction of the vehicle. Stabilizer bars are used for anti-roll systems. The Company's chassis components also include brake drums, front suspensions, rods, ball studs and stabilizer bar links.

     Forged Products. The Company's forge division designs and manufactures a wide variety of forged light truck, SUV and passenger car products for sale to external customers and for internal use in the Company's driveline products. The Company has the second largest automotive forging operation (by sales) in North America and has invested significant capital in equipment and tooling which enables it to produce large volumes of its products. The Company's forged products include: net shaped differential gears, axle shafts, output shafts, hypoid driving gears, pinions, weld yokes, tie rod sockets, relay rods, wheel spindles, hubs, struts, connecting rods and caps, toe links, torsion bars and trunnions. The Company's forging operations are designed to optimize material usage and provide a low cost, high volume source for all forming needs. Computerized tool design, metal flow simulation and computerized video gauging are all used to design products quickly and efficiently, eliminating the costly trial and error process used by other methods. The Company has developed advanced net-shape forging capabilities that allow parts to be forged close to finish size greatly reducing machining requirements after the forging process and reducing materials waste.

     Other. The Company's other sales revenue is comprised of service parts and aftermarket sales.

CUSTOMERS

     The Company is GM's principal supplier of driveline components for light trucks, SUVs and RWD passenger cars, supplying substantially all of GM's rear axle and front 4WD axle requirements, and over 75% of its propeller shaft requirements for these vehicle platforms in 1997. Approximately 96% of the Company's 1997 sales were to various divisions and subsidiaries of GM. The Company's second largest customer is Ford, for which the Company produces axle shafts and double cardan joints for its light trucks and SUVs manufactured in North America.

     GM programs currently supplied and to be supplied by the Company include:

VEHICLE PLATFORM                    VEHICLE DESCRIPTION         VEHICLE NAMEPLATE
------------------------------    ------------------------    ---------------------
C/K (GMT-400/GMT-800)             Full-size Pick-up/SUV       Silverado, Sierra,
                                                              Suburban, Tahoe and
                                                              Yukon
S/T (GMT-325-330/New M-SUV        Mid-size Pick-up/SUV        Blazer, Jimmy,
  Program)                                                    Bravada, S-10 Pick-up
                                                              and Sonoma
M/L                               Mid-size Van                Astro and Safari
G-VAN (GMT-600)                   Full-size Van               Savanna and Chevy
                                                              Express
F-CAR                             RWD Passenger Car           Camaro and Firebird
P-TRUCK                           Medium-Duty Commercial      Commercial trucks and
                                  Truck                       motorhomes

     The Company has been chosen as the design, development and production partner/supplier for the GMT-800 and New M-SUV Programs. The GMT-800 Program represents the next generation of GM's full-size pickup trucks, as well as the Suburban, Tahoe and Yukon SUVs. GM currently plans to phase in production of GMT-800 vehicles beginning in June 1998. The New M-SUV Program represents the next generation of GM's compact SUVs, including such models as the Blazer, Bravada and Jimmy. GM currently plans to phase in production of New M-SUV vehicles post-2000. See 'Risk Factors--Product Program Implementation.'

     While the Company is working to continue expanding its business with GM, it is also pursuing strategic initiatives to diversify its customer base. In addition to its business with Ford, the Company also currently supplies products for vehicles manufactured by Isuzu, Nissan, CAMI (a joint venture between Suzuki and GM), and Mercedes-Benz. The Company's sales to customers other than GM have increased from $38.3 million for the ten month period ended December 31, 1994 to $88.5 million in 1997. The Company will continue to seek new business from existing customers, as well as develop relationships with new customers worldwide. The Company currently has a regional sales office in Tokyo and is opening two additional regional sales offices in Europe and in Guanajuato, Mexico.

CONTRACTUAL ARRANGEMENTS WITH GM

     In connection with the Company's acquisition of the Business Unit in 1994, it entered into the CSA with GM pursuant to which the Company became the sole-source supplier to GM of all products and components that were supplied to GM by the Business Unit at such time. Substantially all of the Company's 1997 sales to GM were under the CSA. In connection with the Recapitalization in 1997, the Company and GM entered into the MOU. Under the MOU, which is a binding agreement, the Company and GM have agreed to replace the CSA with separate sole-source lifetime program contracts ('LPCs') for each of the GM vehicle programs covered by the CSA, including the GMT-800 and New M-SUV Programs described above. The following is a summary of certain terms and conditions of the CSA and the MOU as well as of the standard form LPCs to be entered into pursuant to the MOU.

     The CSA has an initial term of seven years, expiring March 2001, and is automatically extended for successive one-year periods unless otherwise terminated. During the term of the CSA, GM has agreed to purchase all of its requirements for the products and components subject to the CSA so long as GM continues regular production of the applicable vehicle models or requires the products or components for service parts. LPCs will have terms equal to the life of the relevant vehicle program, typically 6 to 12 years.

     Prices for products sold under the CSA were established at the time the parties entered into the agreement and are subject to adjustment for engineering changes that result from changes in GM's component specifications. Prices for products sold under the LPCs have been agreed to for existing programs and for the GMT-800 and New M-SUV Programs. Prices for future programs will be negotiated at the time the contracts for such programs are awarded.

     The Company currently purchases through GM's purchasing network certain materials for use in the manufacture of products sold under the CSA and to be sold under the LPCs. While the Company pays current market prices for such materials, increases or decreases in such prices from levels established under the CSA currently result in corresponding increases or decreases in the aggregate amount paid by GM to the Company for its products, thereby protecting the Company from increases in the costs of such materials while such purchasing arrangement is in effect. The Company and GM have agreed to develop a mutually satisfactory plan to terminate this purchasing arrangement no later than December 2002, although the Company will continue to be eligible to participate in GM's then current steel resale program and pricing adjustment policy for non-ferrous metals.

     While the prices at which the Company sells its products under the CSA and will sell its products under the LPCs have been established, under the LPCs, upon termination of the purchasing arrangement described above, the Company will have no contractual right to pass on any cost increases subsequent to such termination. There can be no assurance that the Company will be able to pass on any increased labor, materials or other costs to GM in the future as it has from time to time in the past pursuant to the above-described terms of the CSA or by certain additional payments agreed to as part of the commercial arrangements between GM and the Company (subject to certain temporary reductions described in 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Company Overview').

     Under the CSA, the Company and GM have agreed to share certain savings in costs resulting from their mutual efforts or from labor contract negotiations. To date, such shared cost savings have been minimal. Other cost savings resulting from the Company's management expertise and knowledge or contributions by Company associates, without input from GM, are not included in any such cost savings computations and are not shared with GM. Sharing of cost savings under the LPCs is expected to be substantially similar as under the CSA, but will not include savings resulting from labor contract negotiations.

     Under the CSA, the Company is not liable for warranty costs for its products after the relevant vehicle has been sold to a retail purchaser unless it is determined that the frequency or total cost of warranty claims for a given period significantly exceeds the historical frequency of such claims for a comparable model. Under the LPCs, the Company's products will be subject to the warranty provisions of GM's standard purchase order, including warranties as to the absence of defects and as to fitness and sufficiency for the particular purposes for which such products are to be used by GM.

     Under the terms of the CSA, if GM determines that a family of products (as defined in the CSA) produced by the Company under the CSA is no longer competitive in terms of quality, service or price and, following notice from GM, the Company fails to remedy the noncompetitive condition within a specified period, then GM may elect to discontinue purchasing such family of products from the Company beginning March 2001. GM also may terminate the CSA in the event the Company becomes insolvent or enters into bankruptcy or similar proceedings or if a significant portion of the Company's assets become subject to attachment, embargo or expropriation. Pursuant to the MOU, the CSA will terminate when the materials purchasing arrangements described above have been terminated and all products currently supplied under the CSA are included in LPCs, but in any event no earlier than March 2001.

     Under the terms of the standard form LPC, if GM determines that products produced by the Company under an LPC are no longer competitive in terms of technology, design or quality and, following notice from GM, the Company fails to remedy the noncompetitive condition within a specified period, then GM may elect to terminate such LPC. Termination with respect to such products becomes effective one year after GM gives the Company notice of termination. Under the LPCs, the Company will agree not to sue GM or its other suppliers in the event GM terminates the LPC and obtains similar products from other sources.

     The Company at the time of the 1994 Acquisition also entered into a supply agreement (the 'GMCL Agreement') with General Motors of Canada, Limited ('GMCL'), an affiliate of GM, whereby axles produced at GMCL's St. Catharines, Ontario facility are purchased by the Company for resale to GM. The GMCL Agreement, as amended, expires in September 1999. The axles produced at St. Catharines accounted for approximately 10% of the Company's revenues in 1997. In addition, the Company has an irrevocable option to purchase for a nominal amount the equipment used by GMCL at this facility to produce axles.

SALES AND BUSINESS DEVELOPMENT

     The Company's sales and business development organization is structured into two groups. The first group manages the commercial sales to GM's North American operations, while the second group supports all other customers worldwide, including GM's international divisions. Sales and business development associates work closely with customers and Company engineers to identify product needs and anticipate customer program initiatives and timing in order to position the Company to support new programs, beginning with the design and the development and continuing through product launch.

     As GM and other OEMs expand globally, the Company intends to support its customers through regional sales offices. The Company currently has a regional sales office in Tokyo to support its customers and pursue business development opportunities in Asia. In addition, the Company also plans to have a regional sales office opened in Europe in the summer of 1998 and will consider offices in other regions of the world in order to support OEM programs worldwide and provide access to new markets for the Company's products. The Company has also begun construction of a manufacturing facility, which will include a regional sales office, in Guanajuato, Mexico. Production in this facility currently is scheduled to begin in the fall of 2000.

RESEARCH AND DEVELOPMENT

     The Company's research and development efforts are intended to facilitate its ability to respond to the technological demands of the market and to support its customers. In July 1995, the Company completed construction of its Technical Center in Rochester Hills, Michigan, employing approximately 150 engineers, designers and technicians, specializing in design, development and process engineering. The Technical Center is located near GM's Truck Group Headquarters, as well as the technical centers of other major OEMs, which facilitates communications between the Company and its customers. The Technical Center includes a materials laboratory and complete product testing and development equipment, including four-wheel drive chassis and driveline dynamometers in semi-anechoic noise chambers to analyze complete driveline systems for sources of noise and vibration. The Company engages in a multi-phase program of management processes and product launch review to ensure product readiness. The Company believes that this rigorous program of research and development, testing and validation provides its customers with full-service design services and high quality engineering and manufacturing.

     Approximately $23.4 million and $27.8 million was expended in research and development, product enhancement and new designs during the years ended December 31, 1996 and 1997, respectively, in order for the Company to maintain and expand its technological expertise in both product and process. Engineering design at the Company involves the use of highly sophisticated analytical tools, computer-aided design techniques and a simultaneous engineering processes based on close communications and teamwork among design engineers, manufacturing engineers and the customer. The Company promotes a cross-functional product team approach with respect to product and process development that utilizes engineering tools such as: computer-aided design, manufacturing and engineering, computer-integrated manufacturing, engineering analysis, design validation plans and reports and a fully integrated LAN/WAN computer network.

MANUFACTURING

     The Company continues to expand and implement a flexible manufacturing strategy that improves quality, delivery integrity and cost reduction ability. All of the Company's manufacturing plants, its Technical Center and its corporate headquarters have received ISO/QS 9000 certifications, which are international and industry quality standards.

     The Company utilizes the latest technology such as computer-aided design and manufacturing to reduce lead time and to assure dimensional accuracy and quality of its final products. For example, computer integrated manufacturing allows the Company to validate tooling before release to actual production. Reductions in cost are expected to result from newer flexible equipment, the Company's ability to perform several manufacturing processes at the same facility, less inventory, reduction in defects and fewer returned sales. Since the 1994 Acquisition, the Company has invested approximately $700 million to upgrade its equipment and facilities.

     The Company is committed to reducing operating costs by developing new manufacturing processes, improving product design and investing in new equipment and technology. Management continues to identify and implement new cost reduction initiatives and believes that additional improvements can be achieved through improved manufacturing methods, many of which involve minimal capital expenditures. These initiatives have been focused on key capacity and efficiency issues such as reducing equipment downtime, improving product and material workflow, eliminating bottleneck operations and upgrading personnel through training and hiring.

     Another important element of the Company's manufacturing strategy and a key to its future success is the strategic investment of capital for new technology. Any new machinery and equipment purchased by the Company is analyzed for its flexibility, speed and reliability and must be capable of achieving maximum throughput at world-class quality levels.

     The Company produces on average 14,000 axles, 11,500 propeller shafts, 10,500 steering linkages, 20,000 stabilizer bars and 220,000 forgings each production day. The Company has successfully increased production of axles per production day from approximately 10,000 in March 1994 to approximately 14,000 in March 1998 while reducing manufacturing space requirements and improving quality. The Company has reduced discrepant parts shipped to GM, as measured by GM, from approximately 13,400 PPM during the six months ended December 31, 1994 to approximately 180 PPM during the twelve months ended December 31, 1997 and returned parts decreased from 5,136 PPM during the ten months ended December 31, 1994 to 664 PPM during the twelve months ended December 31, 1997. See Risk Factors, 'Product Program Implementation.' The Company's manufacturing facilities have adequate production capacity for its current needs, and management believes its present facilities, enhanced by currently budgeted capital expenditures for equipment additions and improvements, will be adequate to meet currently anticipated customer requirements.

ASSOCIATES

     The Company believes that one of its most important assets is its workforce. Since the 1994 Acquisition, the Company has focused on making significant improvements in its labor relations through improving working conditions, incentive programs and town hall meetings with its hourly associates. The Company has also implemented a program of continuous training whereby the Company associates are taught the skill sets important to producing products of precision quality. In each of the past three years, the Company has invested approximately 300,000 labor hours annually in various training and educational programs.

     The Company also recognizes that a key element of its long-term competitiveness is developing a constructive working relationship with its unions. In 1997, the Company's management negotiated, and the Company's workers ratified, the Company's first non-GM agreements with the UAW and the IAM. Significantly, the unions have committed to assist the Company in achieving both quality and productivity gains over the life of the contract.

     As of March 31, 1998, the Company employed approximately 8,500 associates. Approximately 7,000 of the Company's hourly associates are represented by the UAW under a collective bargaining agreement which runs through February 25, 2000. The Company's approximately 300 remaining hourly associates are represented by the IAM under a collective bargaining agreement which runs through May 5, 2000. The Company believes its relationships with its associates and their unions are good.

     As part of the 1994 Acquisition, the Company's hourly associates were given the option to transition back to GM as jobs at GM became available. Of the 6,500 hourly associates that were employed on March 1, 1994, approximately 2,900 have returned to GM and as of March 31, 1998, approximately 1,600 associates are eligible to return to GM. Such associates may transition back to GM once a requested position becomes available on a schedule to be determined by the Company. Such associates may also elect to remain at the Company. Many of those who returned to GM were high seniority workers who were at or near retirement age. As a result of this turnover, the average age of hourly associates has decreased and the level of education of hourly associates in the workforce has increased.

COMPETITION

     The primary competitors to the Company in the North American light truck and SUV driveline systems market are (i) the internal 'captive' operations of Ford and Chrysler and (ii) independent, publicly-traded Dana Corporation. The Ford and Chrysler operations are strictly internal and do not manufacture products for outside customers at this time. Several foreign firms have niche driveline businesses which primarily supply foreign transplant auto manufacturers.

     The automotive industry is highly competitive. The Company competes based on technology, quality, price, durability, reliability and overall customer service. The Company's competitors include driveline component manufacturing facilities of existing OEMs, as well as a small number of independent suppliers of driveline systems and several independent suppliers of forged products. Certain of these OEMs are also customers of the Company. The Company's principal competitors are large and have substantial resources, including those competitors that are owned by OEMs. There can be no assurance that competitors will not be able to take actions, including developing new technology or products, or offering prolonged reduced pricing, which could adversely affect the Company.

     The Company believes that the trend in the industry is for OEMs to reduce the number of their suppliers and develop close ties and long term, partnership-style relationships with those suppliers similar to the relationship developed between the Company and GM.

PRODUCTIVE MATERIALS

     The Company believes it has adequate sources for the supply of productive materials and components for its manufacturing needs. The Company's suppliers are located primarily in North America. The Company has initiated a policy of strengthening its supplier relationships by concentrating its purchases for particular parts over a limited number of suppliers. The Company believes that this policy contributes to quality and cost control and increases a supplier's commitment to the Company. The Company relies upon, and expects to continue to rely upon, single source suppliers for certain critical components. See 'Risk Factors--Reliance on GM' and '--Inventory Management; Reliance on Single Source Suppliers.'

PATENTS AND TRADEMARKS

     The Company maintains and has pending various U.S. and foreign patents and other rights to intellectual property relating to its business, which it believes are appropriate to protect the Company's interest in existing products, new inventions, manufacturing process and product developments. The Company does not believe any single patent is material to its business nor would the expiration or invalidity of any patent have a material adverse effect on its business or its ability to compete. The Company is not currently engaged in any material infringement litigation, nor are there any material claims pending by or against the Company.

PROPERTIES

     Since the 1994 Acquisition, the Company has dedicated substantial resources to improving the functionality and physical appearance of its facilities, making renovations including painting, lighting, roofing, insulation, ventilation, fire protection, fencing, parking lot, railroad and dock upgrades, and office improvements. The Company has also purchased numerous buildings surrounding its facilities and subsequently demolished these buildings and landscaped the areas. Working with state and local governments, the Company has been successful in securing infrastructure improvements surrounding the Detroit and Buffalo facilities, including road, sewer, and utility upgrades.

     The following is a summary of the Company's facilities:

                                                APPROX.         TYPE OF
NAME                                            SQ. FEET        INTEREST  FUNCTION
-----------------------------------------   ----------------    -------   -----------------------------------------
Detroit Gear & Axle .....................      1,660,000          Owned   Rear and front axles, front suspensions,
  Detroit, MI                                                             brake assemblies, and rear brake drums
Buffalo Gear & Axle .....................      1,165,000          Owned   Rear axles and steering linkages
  Buffalo, NY
Detroit Forge ...........................       710,000           Owned   Forged products
  Detroit, MI
Three Rivers Plant ......................       750,000           Owned   Rear propeller shafts, front auxiliary
  Three Rivers, MI                                                        propeller shafts, and universal joints
Tonawanda Forge .........................       470,000           Owned   Forged products
  Tonawanda, NY
Guanajuato Gear & Axle ..................       335,000           Owned   Rear axles
  Guanajuato, Mexico                        (in construction
                                                 phase)
Corporate Headquarters ..................        31,000           Owned   Located at the Detroit Gear & Axle
  Detroit, MI                                                             facility
Technical Center ........................        66,000          Leased   Research and development, design
  Rochester Hills, MI                                                     engineering, metallurgy, testing,
                                                                          validation, materials purchasing and
                                                                          sales

     The Detroit Gear & Axle, Detroit Forge, Three Rivers Plant and Corporate Headquarters facilities are each subject to a mortgage executed in favor of the several lenders party to the Credit Facilities. Such mortgages expire upon satisfaction of all borrowings under the Credit Facilities.

SEASONALITY

     The Company's business is moderately seasonal as it typically shuts down its operations for two weeks each July and approximately one week at the end of December consistent with the work schedule of its principal customers. The Company's third and fourth quarter results reflect the effects of these shutdowns. In addition, the

Company's principal customers have incurred lower production rates in the third quarter as model changes enter production.

ENVIRONMENTAL MATTERS

     In connection with the 1994 Acquisition, GM has agreed to indemnify and hold the Company harmless from certain environmental issues identified as potential areas of environmental concern at the time of the acquisition. GM has also agreed to indemnify the Company, under certain circumstances, for up to ten years from the date of closing with respect to certain preclosing environmental conditions.


     Approximately one acre of a parking lot at the Company's Buffalo facility has been designated by the New York Department of Environmental Conservation ('NYDEC') as a Class 3 Inactive Hazardous Waste Disposal Site due to the presence of polychlorinated biphenyl in subsurface soil and groundwater below existing pavement, and an elevated level of lead in the soil. A Class 3 designation is given to a site which does not present a significant threat to the public health or the environment and at which action may be deferred. The contamination took place prior to the Company acquiring the property and is the responsibility of GM. The area is the subject of an Order of Consent between GM and NYDEC effective February 2, 1995. Remediation required thereunder is being performed by GM in the ordinary course of business.

LITIGATION

     The Company has no material litigation and management is not aware of any pending matters of potential litigation or administrative processes which it believes will have a material adverse impact upon the Company.

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

     The Company possesses a management team with proven leadership and extensive automotive industry experience. The management team has been a critical factor in the turnaround of the Company's operations since the 1994 Acquisition. The Directors and Executive Officers of the Company and its principal operating subsidiary, American Axle & Manufacturing, Inc. ('AAM, Inc.'), are as follows:

                   NAME                      AGE                         POSITION
------------------------------------------   ----  -----------------------------------------------------
Richard E. Dauch..........................    55   Chairman of the Board of Directors; Chief Executive
                                                     Officer and President*
B.G. Mathis...............................    65   Executive Vice President and Chief Administrative
                                                     Officer*; Director
Michael D. Alexander......................    50   Vice President--Management Information Systems and
                                                     Internal Audit, and Chief Information Officer**
Marion A. Cumo, Sr........................    55   Vice President--Materials Management**
George J. Dellas..........................    55   Vice President--Quality Assurance and Customer
                                                     Satisfaction**
David J. Demos............................    48   Vice President--Sales and Business Development**
Patrick S. Lancaster......................    50   Vice President, General Counsel and Secretary*
Allan R. Monich...........................    44   Vice President--Personnel**
Joel D. Robinson..........................    55   Vice President--Manufacturing**
Daniel V. Sagady, P.E.....................    49   Vice President--Product Development and Engineering**
Michael D. Straney........................    55   Vice President--Procurement**
Gary J. Witosky...........................    41   Vice President--Finance and Chief Financial Officer*
Robert A. Krause..........................    42   Treasurer*
Glenn H. Hutchins.........................    42   Director
Bret D. Pearlman..........................    31   Director
David A. Stockman.........................    51   Director

------------------
 * Executive Officer of both the Company and its principal operating subsidiary, AAM, Inc.

** Executive Officer of AAM, Inc.

     Richard E. Dauch has been Chief Executive Officer, President and a member of the Board of Directors of the Company since the 1994 Acquisition. In October 1997, he was named Chairman of the Board of Directors. Prior to March 1994, he spent 12 years at Chrysler. He left Chrysler in 1991 as Executive Vice President of Worldwide Manufacturing. Mr. Dauch also served as group vice president of Volkswagen of America, where he established the manufacturing facilities for the first automotive transplant in the United States. Mr. Dauch has over 34 years of experience in the automotive industry. In 1996, Mr. Dauch was recognized as the Worldwide Automotive Executive of the Year by the Automotive Hall of Fame and was recently named the 1997 Manufacturer of the Year by the Michigan

Manufacturer's Association. He has lectured extensively on the subject of manufacturing and authored the book, Passion for Manufacturing, which is distributed in 80 countries in several languages.

     B. G. Mathis has been Executive Vice President and Chief Administrative Officer since November 1997 and previously was Vice President--Administration and Chief Administrative Officer of the Company since it was purchased in the 1994 Acquisition. Mr. Mathis spent 28 years at Chrysler and held increasingly responsible executive administrative positions, including Manager of Personnel for all Chrysler Manufacturing Operations. He retired from Chrysler in 1988.

     Michael D. Alexander has been Vice President--Management Information Systems and Internal Audit, and Chief Information Officer since November 1997 and previously was Vice President--Personnel and Management Information Systems since March 1997. From March 1994 to March 1997, Mr. Alexander was Vice President--Finance and Chief Financial Officer of the Company. Before coming to the Company, Mr. Alexander worked at Chrysler Corporation for 21 years. He held both technical and managerial positions in the financial operational disciplines with Chrysler Corporation. His experience spans all facets of manufacturing including corporate, assembly, stamping, and power train operations in domestic and international organizations and held the following positions: Finance Manager, Latin America; Plant Controller; Senior Financial Specialist; Divisional Manufacturing Financial Executive; and Director Hardware Planning, Finance and Administration.

     Marion A. Cumo, Sr. has been Vice President--Materials Management since May 1996 and was Vice President--Quality Assurance and Customer Satisfaction from March 1994 to May 1996. Prior to joining the Company, Mr. Cumo spent 11 years from 1980 to 1991 working as a manufacturing executive at Chrysler. His most recent title at Chrysler was General Plants Manager of Assembly Operations. After leaving Chrysler in 1991, Mr. Cumo became President of Tri-County Chrysler Products in Peebles/West Union, Ohio, and also worked as an automotive manufacturing consultant.

     George J. Dellas has been Vice President--Quality Assurance and Customer Satisfaction since May 1996 and prior thereto was Vice President--Procurement and Material Management since the 1994 Acquisition. Prior to joining the Company, Mr. Dellas spent 11 years in executive positions of increasing responsibility at Chrysler. Before leaving Chrysler in 1991, he served as the Director of Advanced Planning for the Assembly Division. Mr. Dellas has over 30 years experience in the automotive industry.

     David J. Demos has been Vice President--Sales and Business Development since November 1997 and previously was Vice President--Sales since May 1996. Prior to joining the Company, Mr. Demos worked for GM for 21 years in various engineering, quality and sales positions in the United States and overseas. In his most recent position with GM he was chief engineer for the European business unit of GM's Saginaw Division and chief engineer of GM final drive systems. Since joining the Company he has held the positions of Executive Director, Sales and Marketing, and Director, Sales, Marketing and Planning.

     Patrick S. Lancaster has been Vice President, General Counsel and Secretary since November 1997, and previously was General Counsel and Secretary since the 1994 Acquisition. Prior to joining the Company, Mr. Lancaster worked at Fruehauf Trailer Corporation and its predecessor company from 1981 to 1994 where he last served as General Counsel and Assistant Secretary.

     Allan R. Monich has been Vice President--Personnel since November 1997. Mr. Monich served as plant manager for the Buffalo Gear & Axle plant since the formation of the Company in March 1994. Prior to joining the Company in March 1994, Mr. Monich worked for GM for 21 years in the areas of manufacturing, quality, sales and engineering, including four years as a GM plant manager.

     Joel D. Robinson has been Vice President--Manufacturing since April 1997. Mr. Robinson joined the Company in March 1994 and has held various positions, including, most recently, Executive Director of the GMT-800 Program. Mr. Robinson began his career in the automotive industry at Ford in 1963, where he held a series of technical and manufacturing management positions. Mr. Robinson also worked for American Motors Corporation, serving as Director of Vehicle Assembly, and later, at Chrysler, where he was responsible for all car body programs.

     Daniel V. Sagady, P.E. has been Vice President--Product Development and Engineering since November 1997 and previously was Executive Director of Product Engineering since May 1996. Prior to his promotion, Mr. Sagady served as the Company's Director of Product Engineering from March 1994. He began is career at GM in 1967 and has spent over 30 years in the automotive industry with both Ford and GM where he has held various positions in manufacturing, quality, testing, and developmental engineering. Mr. Sagady is a licensed Professional Engineer.

     Michael D. Straney has been Vice President--Procurement since November 1997 and previously was Executive Director of Procurement since May 1996. Prior to his current position, Mr. Straney served as Executive Director of Strategic Planning from August 1995 and Director of Capacity, Planning, Modernization and Investment since joining the Company in March 1994. Mr. Straney began his career in 1960 with GM and has served in various capacities, including Plant Manager at the Buffalo facilities of the Company while it was owned by GM, and as the Operations Manager of all driveline facilities.

     Gary J. Witosky has been Vice President--Finance and Chief Financial Officer of the Company since March 1997. He also has been Treasurer of the Company from March 1994 until January 1998 and Vice President since July 1996. Prior to joining the Company, Mr. Witosky worked for Park Corporation from 1986 to 1994 in Cleveland, Ohio where he served in various positions including Corporate Controller, Assistant Treasurer and Treasurer. In addition, Mr. Witosky spent several years in public accounting and is a Certified Public Accountant.

     Robert A. Krause has been Treasurer of the Company since January 1998. Prior to joining the Company, Mr. Krause worked for Baxter International Inc. from 1985 to 1997 where he served in various positions in treasury and corporate controller functions. In addition, Mr. Krause spent several years in public accounting and is a Certified Public Accountant.

     Glenn H. Hutchins was elected director of the Company in connection with the Recapitalization. He is a member of the limited liability company which acts as the general partner of the Blackstone Entities. He is a Senior Managing Director of the Blackstone Group L.P. and has been with Blackstone since 1994. Mr. Hutchins was a Managing Director of Thomas H. Lee Co. ('THL') from 1987 until 1994 and, while on leave from THL during parts of 1993 and 1994, was a Special Advisor in the White House. Mr. Hutchins is a member of the boards of directors of Clark Refining & Marketing, Inc., Clark USA, Inc., Corp Banca (Argentina) S.A., Corp Group C.V., and Haynes International, Inc. In 1994, Mr. Hutchins was also appointed Chairman of the board of directors of the Western N.I.S. Enterprise Fund by President Clinton.

     Bret D. Pearlman was elected director of the Company in May 1998. Mr. Pearlman became a Managing Director of The Blackstone Group L.P. in 1998, and has been involved in the firm's principal activities since 1989.

     David A. Stockman was elected director of the Company in connection with the Recapitalization. He is a member of the limited liability company which acts as the general partner of the Blackstone Entities. He is a Senior Managing Director of The Blackstone Group L.P. and has been with Blackstone since 1988. Mr. Stockman is also a Co-Chairman of the board of directors of Collins & Aikman Corporation and a member of the boards of directors of Bar Technologies Inc., Clark Refining & Marketing, Inc., Clark USA, Inc., and Haynes International, Inc.

     In connection with the Offerings, the Board intends to elect at least two independent directors. The identity of the independent directors has not yet been determined and may not be determined until after the completion of the Offerings. The Company does not have a nominating committee.

COMMITTEES

     Audit Committee. The Company has established an Audit Committee currently consisting of Messrs. Mathis and Pearlman. The Audit Committee shall consider and recommend to the Board of Directors the engagement of independent auditors to audit annually the books and records of the Company and the terms of such engagement; to review the reports of such independent auditors; the appropriateness of the accounting principles followed in preparation of the financial statements of the Company; to review the performance of the Company's program of internal control to ensure compliance of the Company with legal requirements; and to perform such other duties related to the foregoing as may be directed by the Board of Directors. It is intended that the Company's new independent directors will replace Messrs. Mathis and Pearlman on this committee.

     Executive Committee. The Company has established an Executive Committee consisting of Messrs. Dauch (Committee Chairman), Stockman and Hutchins. The Executive Committee shall have the powers set forth in

Section 1 of Article III of the Bylaws of the Company to serve as the Board between Board Meetings in regard to projects, expenditures and appropriations of the Company and to review the Company's financial arrangements with third parties.

     Compensation Committee. The Company has established a Compensation Committee consisting of Messrs. Hutchins and Stockman in order to attract and retain qualified executives. The duties of the Compensation Committee are generally to review employment, development, reassignment and compensation matters involving corporate officers and such other executive level associates as may be appropriate, including, without limitation, issues relative to salary, bonus, stock options and other incentive arrangements. The Compensation Committee shall also perform the function of the Employee Benefit Plan Fiduciary Committee relative to the management and investment of assets held by or under the Company's pension and employee benefit plan. The Employee Benefit Plan Fiduciary Committee shall be discontinued.

DIRECTOR COMPENSATION

     The Company expects to pay its non-employee and non-affiliated directors an
annual fee of $        , plus $        for each regularly scheduled meeting
attended and an additional $        for attendance at each Board committee
meeting.

EXECUTIVE COMPENSATION

     The following tables set forth the compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and each of the Company's other four most highly compensated executive officers during 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG TERM
                                                                                         COMPENSATION
                                                                                            AWARDS
                                                                 ANNUAL COMPENSATION     ------------
                                                                                          SECURITIES           ALL
                                                                ----------------------    UNDERLYING          OTHER
                 NAME AND PRINCIPAL POSITION                    SALARY($)    BONUS($)     OPTIONS(#)    COMPENSATION($)(1)
--------------------------------------------------------------  ---------   ----------   ------------   ------------------
Richard E. Dauch .............................................  $625,000    $1,000,000                     $ 11,029,000
  Chairman of the Board, President and CEO
B. G. Mathis .................................................   220,833       325,000                          980,999
  Executive Vice President and Chief Administrative Officer
Michael D. Alexander .........................................   204,167       225,000                        3,155,056
  Vice President--Management Information Systems and Internal
  Audit, and Chief Information Officer
George J. Dellas .............................................   200,000       200,000                        1,861,334
  Vice President--Quality Assurance and Customer Satisfaction
Marion A. Cumo, Sr. ..........................................   183,333       200,000                        1,865,484
  Vice President--Materials Management


------------------

(1) Amounts shown represent the Company matching contributions in the Company's qualified section 401(k) profit sharing plan, the dollar value of split-dollar life insurance benefits, special bonus payments and payments made in connection with an incentive compensation plan due to a change in control. These four amounts for 1997, expressed in the same order as identified above, for the named executive officers are as follows: Mr. Dauch--$14,250, $14,750, $11,000,000 and $0; Mr. Mathis--$5,125, $0, $0 and
    $975,874; Mr. Alexander--$4,625, $0, $0 and $3,150,431; Mr. Dellas--$0, $0,
    $0 and $1,861,334 and Mr. Cumo, Sr.--$4,150, $0, $0 and $1,861,334.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                           INDIVIDUAL GRANTS
                           --------------------------------------------------
                                        % OF TOTAL
                           NUMBER OF     OPTIONS/
                           SECURITIES      SARS                                      POTENTIAL REALIZABLE VALUE AT
                           UNDERLYING   GRANTED TO     EXERCISE                   ASSUMED ANNUAL RATES OF STOCK PRICE
                            OPTIONS/    EMPLOYEES      OR BASE                        APPRECIATED FOR OPTION TERM
                              SARS      IN FISCAL       PRICE      EXPIRATION   ---------------------------------------
NAME                       GRANTED(#)      YEAR         ($/SH)        DATE         0%($)       5%($)(1)      10%($)(1)
-------------------------  ----------   ----------    ----------   ----------   -----------   -----------   -----------
Richard E. Dauch.........                  13.1%      $16,811.78      11/10                   $ 6,997,989   $19,376,711
                                           48.7             1.00      11/07     $29,368,433    47,839,181    76,176,935
B. G. Mathis.............                   7.1        16,811.78      11/10                     3,767,003    10,430,442
Michael D. Alexander.....                   0.9        16,811.78      11/10                       506,238     1,401,720
Marion A. Cumo...........                   3.3        16,811.78      11/10                     1,742,053     4,823,564
George J. Dellas.........                   3.3        16,811.78      11/10                     1,742,053     4,823,564

------------------

(1) The dollar amounts are based on assumed rates of annually compounded stock price appreciation of 5% and 10% over the term of the option pursuant to the rules of the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, in the price of the Common Stock.

STOCK OPTIONS

  Management Stock Option Plan

     The Company has adopted The Amended and Restated American Axle & Manufacturing of Michigan, Inc. Management Stock Option Plan (the 'Option Plan') under which the Company is authorized to grant options to purchase up to shares of Common Stock.

     The Option Plan provides for the issuance of shares of authorized but unissued or reacquired shares of Common Stock, subject to adjustment to reflect certain events such as stock dividends, stock splits, mergers or reorganizations of or by the Company. The Option Plan is intended to assist the Company in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company. The Option Plan permits the grant of non-qualified stock options to purchase shares of common stock. Unless sooner terminated by the Company's Board of Directors, the Option Plan will terminate on December 31, 2004. Such termination will not affect the validity of any outstanding grants on the date of the termination.


     The Compensation Committee of the Board of Directors will administer the Option Plan. The Board of Directors may from time to time amend the terms of any grant of options, but, except for adjustments made upon a change in the Common Stock by reason of a stock split, spin-off, stock dividend, recapitalization, reorganization or similar event, such action will not adversely affect the rights of any participant under the Option Plan without such participant's consent. The Board of Directors will retain the right to amend, suspend or terminate the Option Plan.

     In October 1997, the Company granted certain options (the 'Options') to key
employees to purchase an aggregate of approximately      shares (the 'Option
Shares') of its common stock. Each Option gives the optionee the right to
purchase 1 share at a purchase price of $          . The Company may call a
participant's Option or Option Shares, under certain circumstances, after a participant's termination of employment, however, no Options or Option Shares may be called after the consummation of an initial Public Offering, as defined in the Option Plan. One-third of the Options vest and become exercisable ratably over 5 years; provided, however, that such Options will become immediately vested and exercisable upon the earlier of a Change of Control, for certain participants, or a participant's termination of employment without Cause or voluntary termination of employment for Good Reason, as those terms are defined in the Option Plan. The remaining two-thirds of the Options vest and become exercisable on the seventh anniversary of the grant date; provided, however, that such options may become exercisable sooner upon the achievement of certain performance targets.

  Replacement Plan

     The Company has also adopted the 1997 American Axle & Manufacturing of Michigan, Inc. Replacement Plan (the 'Replacement Plan') under which the Company
is authorized to grant options to purchase up to        shares of Common Stock.

     The purpose of the Replacement Plan is to provide the award of Replacement Stock Options (as defined in the Replacement Plan) to certain current or former executive officers or directors ('Eligible Holders') of the Company whose awards under the American Axle & Manufacturing, Inc. Phantom Stock Plan dated March 1, 1994 (the 'PSP Plan') were voluntarily canceled in connection with the Recapitalization. It is the intention of the Company that the terms of the Replacement Stock Options preserve the economic value of the cancelled awards. The Company expects that it will benefit from the added interest which such Eligible Holders will have in the welfare of the Company as a result of their proprietary interest in the Company's success. The Replacement Plan provides for the issuance of shares equal to the aggregate number of shares subject to Replacement Stock Options; provided, however, that such shares may be adjusted to reflect certain events such as stock dividends, stock splits, mergers or reorganizations of or by the Company.

     The Compensation Committee of the Board of Directors will administer the Replacement Plan. The Board of Directors may from time to time amend the terms of any grant of options, but, except for adjustments made upon a change in the Common Stock by reason of a stock split, spin-off, stock dividend, recapitalization, reorganization, or similar event, such action will not adversely affect the rights of any participant under the

Replacement Plan, without such participants, consent. The Board of Directors will retain the right to amend, suspend or terminate the Replacement Plan.

     The only grant of options under the Replacement Plan was to Eligible Holders, to the extent they elected to rollover to this plan, in whole or in part, the awards held under the PSP Plan immediately prior to the consummation of the Recapitalization. The Replacement Stock Options are non-qualified options and are fully vested and exercisable.

  Nonqualified Stock Option Agreement

     AAM, Inc. and Richard E. Dauch are parties to a nonqualified stock option agreement dated February 27, 1994 and amended as of December 21, 1994 (the 'Nonqualified Option Agreement'). Pursuant to the Nonqualified Option Agreement, AAM, Inc. granted Dauch an option to purchase 1,747 shares of common stock of AAM, Inc. (the 'AAM, Inc. Option'), with such number of shares to be adjusted to reflect certain events such as stock dividends, stock splits, mergers or reorganizations. In connection with the Recapitalization, the Company agreed to provide Dauch with an option to purchase shares of Company Common Stock (the 'Exchange Option') in exchange for the AAM, Inc. Option; however, such Exchange Option is to be governed by the terms of a nonqualified option agreement dated as of October 30, 1997 between American Axle & Manufacturing of Michigan, Inc. and Richard E. Dauch. The Exchange Option expires 10 years after the date such Exchange Option was granted, and is fully vested and exercisable.

RETIREMENT PROGRAM

     The retirement program for the Company executives consists of the American Axle & Manufacturing, Inc. Retirement Program for Salaried Employees, which is a tax-qualified plan and subject to ERISA, as well as one non-qualified plan (collectively the American Axle & Manufacturing Supplemental Executive Retirement Program). The contributory portion of the tax-qualified plan provides defined benefits under a formula based on eligible years of credited service, and upon the average monthly remuneration received in the highest sixty months out of the final ten years of service, subject to certain Internal Revenue Code limitations which change from time to time. In addition, employees receive an annual retirement benefit which is equal to the sum of 100% of their contributions upon retirement at or after age 65. If employees do not elect to contribute to the tax-qualified plan, they are entitled to receive only basic retirement benefits equal to flat dollar amount per year of credited service, essentially equivalent to the American Axle & Manufacturing Hourly-Rate Employees Pension Plan. All participants in the plan are entitled to this flat dollar benefit. In accordance with its terms, benefits under the tax-qualified plan fully vest after five years of credited service and are payable at the normal retirement age of 65, or earlier at the election of the participant, either in the form of a single life annuity or in a reduced amount, in joint and survivor form. Supplemental early retirement benefits are available for certain employees hired before 1998.

     If executives made the required contributions to the tax-qualified plan, they may also be eligible to receive the regular form of a supplemental executive benefit (herein referred to as 'Regular Supplemental Executive Retirement Program'). The regular form of the supplemental executive retirement benefit will provide the executive with total monthly retirement benefits equal to 2% of the average monthly base salary received in the highest sixty months out of the final ten years of service, times the years of credited service calculated for purposes of the contributory portion of the qualified plan, less the sum of all benefits payable under this plan before reduction for any survivor option plus 2% times the years of credited service times the maximum monthly Social Security benefit payable to a person retiring at age 65. Table I shows the regular form of the estimated total annual retirement benefit related to final average base salary as of December 31, 1997, that would be payable in 12 equal monthly installments per annum as a single life annuity to executives retiring in 1998 at age 65 (the benefits shown are based upon maximum annual Social Security benefits of $ payable to persons retiring in 1998). If the executive elects to receive benefits in the form of 60% joint and survivor annuity, the amounts shown would generally be reduced by 5%, subject to certain adjustments depending on the age differential between spouses.

                                    TABLE I
       PROJECTED TOTAL ANNUAL SUPPLEMENTAL EXECUTIVE RETIREMENT BENEFITS
      ASSUMING EXECUTIVE QUALIFIES FOR REGULAR RETIREMENT PROGRAM BENEFITS

           YEARS OF ELIGIBLE CONTRIBUTORY CREDITED SERVICE
---------------------------------------------------------------------
HIGHEST FIVE-YEAR
  ANNUAL SALARY       15 YEARS     25 YEARS     35 YEARS     45 YEARS
-----------------     --------     --------     --------     --------
    $ 150,000         $ 44,540     $ 74,240     $103,940     $133,610
      200,000           55,169       91,948      128,727      165,506
      300,000           85,169      141,948      198,727      255,506
      400,000          115,169      191,948      268,727      345,506
      500,000          145,169      241,948      338,727      435,506
      600,000          175,169      291,948      408,727      525,506

     The annual base salaries for the most recent year(s) considered in the calculations of the averages reported here in the Summary Compensation Table in the column labeled 'Salary.'

     An executive may be eligible to receive the alternative form of the supplemental executive retirement benefit (herein referred to as Alternative Retirement Program) in lieu of the regular form of the supplemental executive retirement benefit. The executive will receive the greater of the regular form or alternative form of the supplemental executive retirement benefit. The sum of the qualified plan benefits and the alternative supplemental retirement benefit will provide the executive with total annual retirement benefits that are equal to 1.5% times eligible years of credited service times the average monthly compensation of the executive's highest five years of total direct compensation (i.e., the average of the 60 highest months of base salary plus the average monthly compensation of the five highest years of bonus and/or restricted stock units awarded) out of the last ten years, less 100% of the maximum monthly Social Security benefit payable to a person in the year of retirement. Table II shows the alternative form of the estimated total supplemental executive annual retirement benefit related to final average total direct compensation as of December 31, 1997, that would be payable in 12 equal monthly installments per annum as a single annuity to executives retiring in 1998 at age 65 (the benefits shown are based upon the maximum Social Security benefits of the $16,104 payable retiring in 1998). Again, the amounts shown would be reduced in the same way if the executive were to elect joint and survivor benefits.

                                    TABLE II
             PROJECTED TOTAL ANNUAL ALTERNATIVE RETIREMENT BENEFITS
           ASSUMING EXECUTIVE QUALIFIES FOR ALTERNATIVE SUPPLEMENTAL
                   EXECUTIVE RETIREMENT PROGRAM BENEFITS (A)

             YEARS OF ELIGIBLE CONTRIBUTORY CREDITED SERVICE
--------------------------------------------------------------------------
 HIGHEST FIVE-YEAR
AVERAGE ANNUAL TOTAL
DIRECT COMPENSATION      15 YEARS     25 YEARS     35 YEARS      45 YEARS
--------------------     --------     --------     --------     ----------
     $  400,000          $ 76,916     $139,166     $201,416     $  263,666
        500,000            96,396      171,396      246,396        321,396
      1,000,000           208,896      358,896      508,896        658,896
      1,200,000           253,896      433,896      613,896        793,896
      1,500,000           321,396      546,396      771,396        996,396
      1,800,000           388,896      658,896      928,896      1,198,896

     The annual total direct compensation for the most recent year considered in the calculation of the sum of the averages of salary and of bonus income, which is reported here as average annual total direct compensation, will be found in the Summary Compensation Table in the column labeled 'Salary' and in the column labeled 'Bonus.'

     The regular or alternative form of the supplemental executive retirement benefit is provided under a program which is non-qualified for tax purposes and not pre-funded. Supplemental executive retirement benefits under the regular and alternative formula can be reduced or eliminated for both retirees and active employees by the Compensation Committee and the Board of Directors.

INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     For a discussion of certain business relationships between Mr. Dauch and the Company, see 'Certain Transactions--Transactions with Management.' The Company has established a Compensation Committee of which no member of which is an insider of the Company.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     As permitted by the Delaware General Corporation Law ('Delaware Law'), the Company's Certificate Articles of Incorporation, as anticipated to be in effect upon consummation of the Offerings, will eliminate the personal liability of a director of the Company for monetary damages for breach of fiduciary duty of care as a director, except for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchases or redemptions pursuant to

Section 174 of the Delaware Law and (iv) any transaction from which the director derived an improper personal benefit. In addition, the Company's Bylaws provide for indemnification, to the full extent specifically authorized under the Delaware Law, of directors and officers of the Company and persons who serve at the request of the Company as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise.

EMPLOYMENT AGREEMENTS

     The Company has a seven-year employment agreement with Mr. Dauch, which expires on December 31, 2004 and provides for an annual base salary of $750,000. Pursuant to the agreement, Mr. Dauch will be a voting member of the Board of Directors for the term of his employment and will also, during such term, have the right to fill a number of seats on the Board of Directors in proportion to his percentage ownership of voting equity in the Company. Mr. Dauch's employment agreement also provides, among other things, (i) for an annual bonus payable on or before the March 15th following the year in which such bonus was earned and
(ii) participation in the Company Stock Option Plan. Under the terms of his employment agreement, Mr. Dauch is bound by confidentiality and non-competition covenants for a period of two years following the expiration of the employment agreement. The Company may terminate Mr. Dauch's employment agreement for Cause (as defined therein).

     The Company has purchased a five million dollar life insurance policy for Mr. Dauch, which the Company will maintain during employment and for two years after termination other than for cause.

     In connection with the commencement of his employment with the Company, Mr. Dauch received an option to purchase 1,747 shares of AAM, Inc. at an exercise price of $1.00 per share. In connection with the Recapitalization, the Company
agreed to provide Dauch with an option to purchase         shares of Company
Common Stock (the 'Exchange Option') in exchange for the AAM, Inc. Option; however, such Exchange Option is to be governed by the terms of a nonqualified option agreement dated as of October 30, 1997 between American Axle & Manufacturing of Michigan, Inc. and Richard E. Dauch. The Exchange Option expires 10 years after the date such Exchange Option was granted, and is fully vested and exercisable.

                           OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 31, 1998 by (i) each person known by the Company to be the beneficial owner of 5% or more of the outstanding Common Stock, (ii) each director of the Company, (iii) each of the named executive officers of the Company and (iv) all of the Company's directors and executive officers as a group. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The table does not reflect the potential sale of additional shares if the Underwriters' over-allotment options are exercised.

                                                                                AMOUNT AND
                                                                           NATURE OF BENEFICIAL          PERCENT OF
                                                                                OWNERSHIP                  CLASS
                                                                           --------------------    ----------------------
                          NAME AND ADDRESS OF                                                       BEFORE        AFTER
                            BENEFICIAL OWNER                                                       OFFERINGS    OFFERINGS
------------------------------------------------------------------------                           ---------    ---------
Blackstone Entities(1)
  345 Park Avenue, 31st Floor
  New York, NY 10154....................................................                              64.3%
Richard E. Dauch(2).....................................................                              25.3%
Jupiter Capital Corporation(3)..........................................                               5.1%
Park Corporation(3).....................................................                               5.1%
Raymond P. Park(3)......................................................                               5.1%
Dan K. Park(3)..........................................................                               5.1%
Patrick M. Park(3)......................................................                               5.1%
Kelly C. Park(3)........................................................                               5.1%
Piper Park-Strasshofer(3)...............................................                               5.1%
Glenn H. Hutchins(4)....................................................                              64.3%
Bret D. Pearlman(4).....................................................                              64.3%
David A. Stockman(4)....................................................                              64.3%
B. G. Mathis(2).........................................................                               1.3%
Michael D. Alexander(2).................................................                                 *
Marion A. Cumo, Sr.(2)..................................................                                 *
George J. Dellas(2).....................................................                                 *
All directors and executive officers of the Company as a group
  (16) persons(5).......................................................                              94.9%

------------------
 * Represents holdings of less than one percent.

(1) shares, or 64.3% (before the Offerings), of the outstanding shares are held collectively by Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P. and Blackstone Family Investment Partnership II L.P. Blackstone Management Associates II L.L.C. ('BMA') is the general partner of each of such entities. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the

    founding members of BMA and as such may be deemed to share beneficial ownership of the shares owned by the Blackstone Entities.

(2) Each of such person's business address is 1840 Holbrook Avenue, Detroit, Michigan 48212.

(3) Such person's business address is 6200 Riverside Drive, Cleveland, Ohio 44135. Jupiter is a wholly-owned subsidiary of Park Corporation, a company that is privately owned by Raymond P. Park, Dan K. Park, Patrick M. Park, Kelly C. Park and Piper Park-Strasshofer, with each holding equal shares of Park Corporation.

(4) Each such person's address is 345 Park Avenue, 31st Floor, New York, New York 10154. Messrs. Hutchins and Stockman are members of the general partner of the Blackstone Entities that has investment and voting control over the shares held or controlled by the Blackstone Entities. Beneficial ownership of shares by three such individuals include the shares beneficially owned by the Blackstone Entities. Each of such persons disclaims beneficial ownership of such shares.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
(5) Includes options for         shares of Common Stock subject to time options
    and         shares of Common Stock subject to certain performance options which will vest and become exercisable upon the closing of the Offerings. See 'Management--Stock Options.' Includes shares of Common Stock beneficially owned by the Blackstone Entities, as described in note (1) above.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH BLACKSTONE AFFILIATES

     In connection with the Recapitalization, the Company and Blackstone Management Partners II L.L.C. ('Blackstone Management'), an affiliate of Blackstone, entered into a monitoring agreement dated as of October 29, 1997 (the 'Monitoring Agreement'), pursuant to which Blackstone Management will provide certain advisory and consulting services to the Company in connection with the ongoing strategic and operational affairs of the Company. The term of the Monitoring Agreement expires when Blackstone ceases to own at least one-half of the Common Stock held by it at the closing of the Recapitalization. Under the Monitoring Agreement, the Company paid Blackstone $838,356 during the year ended December 31, 1997. On each March 31 and September 30 thereafter, the Company will pay Blackstone Management $1.0 million. In addition, on each March 31, commencing in 1999, the Company will pay Blackstone an amount equal to 1.0% of EBITDA (as defined in the Monitoring Agreement) for the most recently completed fiscal year less $2.0 million (if such amount is positive). In addition, in 1997 the Company paid Blackstone Management a $9.3 million transaction fee for services provided in connection with the Recapitalization.

STOCKHOLDERS' AGREEMENT AND RECAPITALIZATION


     In connection with the Recapitalization, the Company, Blackstone, Jupiter and Messrs. Dauch and Harris entered into the Stockholders' Agreement which provides for, among other things, the matters described below:

     Tag-Along Rights. So long as Blackstone owns not less that one-third of the Common Stock held by it at the closing of the Recapitalization, the Stockholders' Agreement grants each of Jupiter and Messrs. Dauch and Harris the right, subject to certain exceptions, in connection with a proposed transfer of Common Stock by Blackstone, to require the proposed transferee to purchase a certain percentage of the Common Stock owned by them at the same price and upon the same terms and conditions.

     Drag-Along Rights. So long as Blackstone owns not less than one-third of the Common Stock held by it at the closing of the Recapitalization, the Stockholders' Agreement grants Blackstone the right, in connection with an offer by a third party to purchase all of the Common Stock held by Blackstone, Jupiter and Messrs. Dauch and Harris, to require Jupiter and Messrs. Dauch and Harris to transfer all of the Common Stock owned by them to such third party on the terms of the offer so accepted by Blackstone, subject to certain restrictions.

     Registration Rights. The Stockholders' Agreement grants 'piggy-back' registration rights to Blackstone, Jupiter and Messrs. Dauch and Harris, subject to certain limitations, each time the Company files a registration statement in connection with the sale of Common Stock by the Company. The Stockholders' Agreement also grants 'demand' registration rights to Blackstone, Jupiter and Messrs. Dauch and Harris, subject to certain limitations. See 'Shares Eligible for Future Sale.'

     Participation Rights. The Stockholders' Agreement grants to Jupiter and Messrs. Dauch and Harris the right, upon any issuance by the Company of additional Common Stock to Blackstone (other than pursuant to a public offering or a pro rata issuance to all holders of Common Stock), to subscribe for additional Common Stock at the same price and upon the same conditions so that, after giving effect to the issuance and the exercise of such rights, the Common Stock owned by each represents the same percentage of the total outstanding Common Stock on a fully diluted basis as was owned by each immediately prior thereto.

     Approval of Affiliate Transactions. The Stockholders' Agreement generally provides that, subject to certain conditions, the Company will not, and will cause its subsidiaries not to, enter into any transaction with Blackstone that would require consent of the banks under the Credit Facilities among the Company and the lenders thereto unless such transaction (i) is approved by the Board of Directors of the Company, (ii) is contemplated by the Recapitalization Agreement or (iii) is the payment of customary investment banking fees to Blackstone.

     Termination. The Stockholders' Agreement will terminate on the earliest date on which Blackstone and its affiliates do not collectively own one-fifth or more of the Common Stock on a fully diluted basis. See 'Ownership of Common

Stock.'

     In connection with the Recapitalization, (i) the Company repurchased shares of Common Stock held by Jupiter and Morton E. Harris for an aggregate purchase price of $110.0 million and $10.0 million, respectively, (ii) the Company made a $74.2 million payment to Jupiter related to certain tax payments, and (iii) AAM, Inc. paid to James W. McLernon, the former chairman of the board of directors of AAM, Inc., a bonus of approximately $7.2 million pursuant to a letter agreement dated July 29, 1997.

TRANSACTIONS WITH PARK CORPORATION

     Immediately after the closing of the Recapitalization, Jupiter, a wholly owned subsidiary of Park Corporation, owned 5.1% of the Common Stock. Prior to the Recapitalization, Park Corporation provided AAM, Inc. cash management services whereby available cash balances of AAM, Inc. were invested on its behalf. Park Corporation received $12,536,288 from AAM, Inc. in consideration for services it provided to AAM, Inc. from March 1994 to September 1997. In addition, prior to the Recapitalization, AAM, Inc. purchased certain manufacturing equipment from Motch Corporation, an affiliate of Park Corporation. During 1997, payments to Motch Corporation from AAM, Inc. for such equipment totalled approximately $9.6 million.

OTHER TRANSACTIONS

     The Company intends to lend approximately $15.0 million in the third quarter of 1998 to Mr. Dauch to enable him to pay taxes related to the recognition of income associated with certain stock options.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary describes elements of the Company's Certificate of Incorporation and Bylaws as anticipated to be in effect prior to consummation of the Offerings.

     The Company's authorized capital stock consists of (i)        shares of
common stock, par value $.01 per share, of which        shares are issued and
outstanding, and (ii)         shares of Preferred Stock, par value $.01 per
share ('Preferred Stock') of which no shares are issued and outstanding. Immediately following completion of the Offering, there are expected to be
       shares of Common Stock (       shares of Common Stock if the
Underwriters' over-allotment options are exercised in full) and no shares of preferred stock outstanding. The following description of the Company's capital stock and related matters is qualified in its entirety by reference to the Certificate of Incorporation and the Company's Bylaws, copies of which are being filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors. Holders of Common Stock are entitled to receive dividends if, as and when dividends are declared from time to time by the Company's Board of Directors out of funds legally available therefor, after payment of dividends required to be paid on outstanding preferred stock (as described below), if any. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock of the Company. The Common Stock has no preemptive or conversion rights and is not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock being sold by the Company in the Offering, when sold to the Underwriters in the manner described in this Prospectus will be, and all currently outstanding Common Stock of the Company is, duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including
(i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series, (iv) the dates at which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,
(vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series, and (x) the voting rights, if any, of the holders of such series. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

     Although the Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

THE DELAWARE GENERAL CORPORATION LAW

     The Company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law (the 'DGCL'). Section 203 provides that, subject to certain exceptions specified therein, a Delaware corporation shall not engage in certain 'business combinations' with any 'interested stockholder' for a three-year period following the time that such stockholder became an interested stockholder unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (the Company has not made such an election), (ii) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (iii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iv) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term 'business combination' is defined generally to include mergers or consolidations between a Delaware corporation and an 'interested stockholder,' transactions with an 'interested stockholder' involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. Except as specified in Section 203 of the DGCL, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Under certain circumstances, Section 203 of the DGCL makes it more difficult for an 'interested stockholder' to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Articles of Incorporation does not exclude the Company from the restrictions imposed under
Section 203 of the DGCL.

CERTIFICATE OF INCORPORATION; BYLAWS

     The Certificate of Incorporation and the Bylaws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise.


     Classified Board. The Certificate of Incorporation provides that the Company's Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Company's Board. The Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the Bylaws. The Bylaws provide that, subject to any rights of holders of Preferred Stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors that the Company would have if there
were no vacancies on the Board, but must consist of not more than       nor
fewer than
directors. In addition, the Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock, and unless the Board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

     Removal of Directors. Under the DGCL, unless otherwise provided in the Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. In addition, the Certificate of Incorporation and the Bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ('Voting Stock'), voting together as a single class.

     Stockholders Action. The Certificate of Incorporation and the Bylaws provide that, subject to the rights of any holders of Preferred Stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. The Bylaws provide that, subject to the rights of holders of any series of Preferred Stock to elect additional directors under specified circumstances, special meetings of stockholders can be called only by the Board pursuant to a resolution adopted by a majority of the total number of directors. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

     Advance Notice Procedures. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company (the 'Stockholders Notice Procedure'). The Stockholders Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholders Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman of the Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholders Notice Procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (x) the 60th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Company at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the

Company not later than the 10th day after such public announcement is first made by the Company. Under the Stockholders Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not earlier than the 90th day before such meeting and not later than the later of (x) the 60th day prior to such meeting and (y) the 10th day after the public announcement of the date of such meeting is first made. In addition, under the Stockholders Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the Chairman of the Board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholders Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     Liability of Directors; Indemnification. The Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase or redemption in violation of
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation also provides that each current or former director, officer, employee or agent of the Company, or each such person who is or was serving or who had agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by the Company to the full extent permitted by the DGCL, as the same exists or may in the future be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment). The Certificate of Incorporation also specifically authorizes the Company to enter into agreements with any person providing for indemnification greater or different than that provided by the Certificate of Incorporation.

     Amendment. The Certificate of Incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares of Voting Stock, voting together as a single class, is required to amend provisions of the Certificate of Incorporation relating to the prohibition of stockholder action without a meeting; the number, election and term of the Company's directors; and the removal of directors. The Certificate of Incorporation further provides that the Bylaws may be amended by the Board or by the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, voting together as a single class.

     The description set forth above is intended as a summary only and is qualified in its entirety by reference to the forms of the Certificate of Incorporation and the Bylaws, copies of which are being filed as exhibits to the Registration Statement of which this Prospectus is a part. See 'Available Information.'

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Common Stock is First Chicago Trust Company of New York.

LISTING

     The Company intends to apply to list the Common Stock on the New York Stock Exchange under the proposed symbol 'AXL.'

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

SENIOR SECURED CREDIT FACILITIES

     In connection with the Recapitalization, The Chase Manhattan Bank ('Chase') and a group of other lenders provided the Company with Credit Facilities, in an aggregate principal amount not to exceed $750 million of which (i) $399 million was drawn at the closing of the Recapitalization and (ii) $125 million is available under the Tranche A Term Loan Facility (as defined below) to finance Capital Expenditures as defined in the Credit Facilities and refinance the Revolving Credit Facility and $195 million is available under the Revolving Credit Facility (as defined below) for general corporate purposes, each subject to customary borrowing conditions.

     The Credit Facilities consist of (i) a Senior Secured Term Loan Facility (the 'Tranche A Term Loan Facility') providing for delayed draw term loans in an aggregate principal amount of $125 million, (ii) a Senior Secured Term Loan Facility (the 'Tranche B Term Loan Facility' and, together with the Tranche A Term Loan Facility, the 'Term Loan Facility')) providing for term loans in an aggregate principal amount of $375 million and (iii) a Senior Secured Revolving Credit Facility (the 'Revolving Credit Facility') providing for revolving loans and the issuance of letters of credit in an aggregate principal and stated

amount not to exceed $250 million (of which not more than $30 million may be represented by letters of credit).

     Except as set forth below, the full amount of the Tranche B Term Loan Facility was drawn in a single drawing at the closing of the Recapitalization and amounts repaid and prepaid under any Term Loan Facility may not be reborrowed. Loans under the Tranche A Term Loan Facility are available at any time prior to October 1999. Loans and letters of credit under the Revolving Credit Facility are available at any time prior to October 30, 2004. In connection with the Revolving Credit Facility, the Company may make short-term borrowings of up to $20 million of swing-line loans. Any such swing-line loans will reduce the amount available under the Revolving Credit Facility on a dollar-for-dollar basis.

     Loans made under the Tranche A Term Loan Facility will amortize semi-annually and mature on October 30, 2004. The Tranche B Term Loan Facility amortizes semi-annually and matures on April 30, 2006. The Company is required to make mandatory prepayments of term loans, and commitments will be mandatorily reduced, in amounts, at specified times and subject to certain exceptions, (a) in respect of 75% of consolidated excess cash flow of the Company and its subsidiaries (after giving effect to debt service on the Credit Facilities), (b) in respect of 100% of the net proceeds of (i) certain dispositions by the Company or any of its subsidiaries of assets or the stock of subsidiaries (other than asset sales effected pursuant to certain lease financings and the Receivables Facility) or (ii) the incurrence of certain indebtedness by the Company or its subsidiaries and (c) in respect of 50% of the net proceeds of certain sales of the Company's equity securities.

     Amounts outstanding under the Credit Facilities are unconditionally and irrevocably guaranteed by the Company and certain of its subsidiaries. In addition, the Credit Facilities are secured by first priority security interests in substantially all of the tangible and intangible assets of the Company and its subsidiaries (excluding receivables related to the Receivables Facility), including all the capital stock of, or other equity interests in, the Company's domestic subsidiaries and its existing or subsequently acquired or organized direct or indirect domestic subsidiaries and 65% of the capital stock of, or other equity interests in, each foreign subsidiary of the Company.

     At the Company's option, the interests rates applicable to the Credit Facilities are either based on Chase's alternate base rate plus a margin ranging from zero to 1.50% or the eurodollar rate plus a margin ranging from 0.75% to 2.25%. The alternate base rate is the higher of Chase's Prime Rate and the federal funds effective rate plus 0.50%.

     The Company pays a per annum fee equal to the applicable margin with respect to the eurodollar rate then in effect under the Revolving Credit Facility multiplied by the aggregate face amount of outstanding letters of credit under the Revolving Credit Facility and a per annum fee ranging from 0.25% to 0.50% multiplied by the undrawn portion of the commitments under the Tranche A Term Loan Facility and the Revolving Credit Facility.

     The Credit Facilities contain various operating covenants which, among other things, impose certain limitations on the Company's ability to redeem or repurchase capital stock, incur liens, incur indebtedness, or merge, make acquisitions or sell assets. The Credit Facilities also restrict the payment of dividends on, or other distributions with respect to, the capital stock of the Company, other than (i) dividends or distributions payable solely in Common Stock and (ii) subject to certain dollar limitations, payable to employee benefit plans or to officers and employees in connection with stock option and similar employee benefit plans. In addition, the Credit Facilities require the Company to comply with specified financial ratios and tests, including covenants relating to interest coverage, leverage, retained earnings and capital expenditures.

RECEIVABLES FACILITY

     The following is a summary of the material terms of the Receivables Facility and is qualified in its entirety by reference to the Receivables Sale Agreement and the Pooling Agreement (each as defined below).

  The Receivables Facility

     The Company established AAM Receivables as a wholly-owned, special purpose, bankruptcy-remote subsidiary that purchases all receivables (the 'Receivables') generated by AAM, Inc. (the 'Seller') pursuant to a receivables sale agreement (the 'Receivables Sale Agreement'). The Receivables Sale Agreement contains customary terms for similar transactions, including representations and warranties of the Seller as to the Receivables and certain corporate matters, affirmative and negative covenants and purchase termination events, and is limited recourse to the Seller for breach of representations, warranties and covenants.

     AAM Receivables also entered into a pooling agreement (the 'Pooling Agreement') with Chase as trustee (the 'Trustee') pursuant to which AAM Receivables transferred to a trust (the 'Trust') all the Receivables, and Chase, as a purchaser (in such capacity, the 'Purchaser') provided financing to AAM Receivables (which in turn used such financing to pay a portion of the purchase price of the Receivables purchased from the Seller) through the purchase of an undivided percentage ownership interest in the Trust ('Transferred Interests'). The Receivables Facility is supported by a commitment of the Purchaser, subject to the terms and conditions of the Pooling Agreement, to purchase Transferred Interests through the Trust on a revolving basis in an amount not to exceed $125 million. The availability of the Receivables Facility is subject to the Trust holding Receivables meeting certain eligibility requirements equal to the amount of the outstanding Transferred Interests and required reserves. At December 31, 1997, approximately $99 million was available under the Receivables Facility, of which $75 million was utilized. The sale of Receivables to AAM Receivables, the transfer of Receivables to the Trust and the sale of Transferred Interests are without recourse to AAM, Inc., except for claims arising from a breach of representations and warranties or covenants.

     The Trust, on behalf of the Purchaser, has a first priority perfected security interest in the Receivables, the rights of AAM Receivables under the Receivables Sales Agreement and cash collections and other proceeds received in respect of the Receivables.


     The Receivables are not available to the Company's general creditors. However, the primary customer of the Seller is also a vendor to the Seller and, in certain circumstances, may be able to offset amounts payable by the Seller against the Seller's trade receivables from the vendor. Accordingly, the Receivables Facility has been accounted for as a secured borrowing and is consolidated.

     Pursuant to a servicing agreement entered into by AAM, Inc., AAM Receivables and the Trust, AAM, Inc. agreed to service the Receivables for the Trust; provided, that, upon the occurrence of certain events, the servicing agreement may be terminated by the Trustee.

  Interest

     The Receivables Facility bears interest determined, at the Company's option, at rates based on Chase's alternate base rate or LIBOR, plus, in each case, an applicable margin which is subject to specified increases on or about July 31, 1998.

  Fees

     AAM Receivables pays certain fees with respect to the Receivables Facility, including a commitment fee (the 'Commitment Fee') to the Purchaser in an amount equal to the excess of the average aggregate purchase commitment for any monthly period over the average aggregate Transferred Interests for such period and a monthly program fee. The Commitment Fee is subject to specified increases on or about July 31, 1998.

  Facility Reductions

     The Receivables Facility is supported by a commitment of the Purchaser, subject to the terms and conditions of the Pooling Agreement, providing for the purchase of Receivables through October 2003 to purchase Transferred Interests on a revolving basis. After such time, all collections in respect of Receivables purchased by AAM Receivables from the Seller will be used to reduce the Transferred Interests of the Purchaser in the

Receivables. Additionally, at any time, AAM Receivables at its option may reduce the purchase commitment upon notice to the Purchaser or terminate the purchases of Transferred Interests by the Purchaser.

  Early Termination Events

     The Pooling Agreement contains certain early amortization events which would cause the termination of, or permit the Purchaser to terminate, the revolving period and effectively reduce the amount of financing available under the Receivables Facility to zero. Early amortization events include nonpayment of amounts when due, violation of covenants, inaccuracy of representations and warranties in any material respect, failure to comply with specified Receivables performance tests, purchase termination events under the Receivables Sale Agreement, bankruptcy, material judgments, imposition of PBGC liens or material tax liens, and actual or asserted invalidity of the Purchaser's ownership interest in the Receivables. Purchase termination events under the Receivables Sales Agreement relating to the Seller include nonpayment of amounts when due, violation of covenants, inaccuracy of representations and warranties in any material respect, bankruptcy, ERISA events, imposition of PBGC liens or material environmental or tax liens, and certain cross-defaults to the Credit Facilities.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the consummation of the Offerings, the Company will have outstanding
       shares of Common Stock (       shares if the Underwriters' over-allotment
options are exercised in full). In addition, the Company will have reserved an
additional        shares of Common Stock for issuance pursuant to the Option
Plan and the Replacement Plan. Of such outstanding shares, the shares sold in connection with the Offerings will be freely tradeable in the United States without restriction under the Securities Act, except that shares purchased by an 'affiliate' of the Company, within the meaning of the rules and regulations adopted under the Securities Act, may be subject to resale restrictions. The remaining outstanding shares and any of the shares issued pursuant to the Option Plan and the Replacement Plan are 'restricted securities,' as that term is defined under such rules and regulations, and may not be sold unless they are registered under the Securities Act or they are sold in accordance with Rule 144 under the Securities Act or some other exemption from such registration requirement. In addition, certain of those remaining outstanding shares are subject to restrictions on transfer under various agreements. As those restrictions under the Securities Act and those agreements lapse, such shares may be sold to the public pursuant to Rule 144. The Company intends to register under the Securities Act the shares issued or issuable under the Option Plan and the Replacement Plan. In addition, pursuant to, and in accordance with the terms and conditions of, the Stockholders' Agreement, Blackstone, Jupiter and Messrs. Dauch and Harris can require the Company to effect a registration of their shares of Common Stock. Generally, Blackstone has the right to request five such demand registrations, and (i) Mr. Dauch and his affiliates and (ii) Jupiter, Mr. Harris and their affiliates, can request one demand registration each, so long as the requesting stockholder(s) own(s) at least 40% of the Company's Common Stock held by it at the time of the closing of the Recapitalization, and all of such parties have certain 'piggyback' registration rights. See 'Management' and 'Certain Transactions--Stockholders' Agreement.'

     In general, under Rule 144, beginning 90 days after the date of this Prospectus, subject to certain conditions with respect to the manner of sale, the availability of current public information concerning the Company and other matters, each of the existing stockholders who has beneficially owned shares of Common Stock for at least one year will be entitled to sell within any three month period that number of such shares which does not exceed the greater of 1% of the total number of the then outstanding shares of Common Stock or the average weekly trading volume of shares of Common Stock during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Commission and the New York Stock Exchange. Moreover, each of the existing stockholders who is not deemed to be an affiliate of the Company at the time of the proposed sale, who is not deemed to be such an affiliate during the three months preceding the time of the proposed sale and who has beneficially owned his shares of Common Stock for at least two years will be entitled to sell such shares under Rule 144 without regard to such volume limitations or notice requirements.


     The Company and certain of its executive officers and directors and substantially all of its existing stockholders have agreed that, for a period of 180 days after the date of this Prospectus, they will not dispose of any shares of Common Stock or securities convertible or exchangeable into or exercisable for any shares of

Common Stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain limited exceptions.

     Prior to the Offerings, there has been no public market for the Common Stock, and no assurance can be given that such a market will develop or, if it develops, will be sustained after the Offerings or that the purchasers of the Common Stock will be able to resell such Common Stock at a price higher than or equal to the initial public offering price or otherwise. If such a market develops, no prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares of Common Stock for future sale, to the public will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, whether such shares are presently outstanding or subsequently issued, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through an offering of its equity securities or to consummate acquisitions using its equity securities as consideration. The Company cannot predict when or how many of such additional shares of Common Stock may be offered for sale or sold to the public in the future.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of Common Stock by a Non-U.S. Holder. As used herein the term 'Non-U.S. Holder' means any person or entity that is not a United States Holder ('U.S. Holder'). A U.S. Holder is any beneficial owner of Common Stock that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) a trust which is subject to the supervision of a court within the United States and the control of a United Stated person as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the 'Code'). This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE,

MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under such effectively connected income exemption. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional 'branch profits tax' at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently finalized United States Treasury regulations (the 'Final Regulations'), a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 1999, will be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the 'IRS').

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a 'U.S. real property holding corporation' for United States federal income tax purposes.

     An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     The Company is not and does not anticipate becoming a 'U.S. real property holding corporation' for United States federal income tax purposes.

     Special Rules may apply to certain Non-U.S. Holders, such as 'controlled foreign corporations', 'passive foreign investment companies' and 'foreign personal holding companies', that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

FEDERAL ESTATE TAX

     Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to back-up withholding unless applicable certification requirements are met.

     Payment of the proceeds of a sale of Common Stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Merrill Lynch, Pierce Fenner & Smith Incorporated ('Merrill Lynch'), Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and PaineWebber Incorporated are acting as representatives (the 'U.S. Representatives') of each of the Underwriters named below (the 'U.S. Underwriters'). Subject to the terms and conditions set forth in a purchase agreement (the 'U.S. Purchase Agreement') among the Company and the U.S. Underwriters, and concurrently with the sale of shares of Common Stock to the International Managers (as defined below), the Company has agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

                                                                                               NUMBER
             U.S. UNDERWRITER                                                                OF SHARES
------------------------------------------------------------------------------------------   ----------
Merrill Lynch, Pierce Fenner & Smith
             Incorporated.................................................................
Credit Suisse First Boston Corporation....................................................
Donaldson, Lufkin & Jenrette Securities Corporation.......................................
Morgan Stanley & Co. Incorporated.........................................................
PaineWebber Incorporated..................................................................
             Total........................................................................
                                                                                             ----------
                                                                                             ----------
                                                                                             ----------

     The Company has also entered into an international purchase agreement (the 'International Purchase Agreement') with certain underwriters outside the United States and Canada (collectively, the 'International Managers' and, together with the U.S. Underwriters, the 'Underwriters') for whom Merrill Lynch International Limited, Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. International Limited and PaineWebber Incorporated are acting as lead managers (the 'Lead Managers'). Subject to the terms and conditions set forth in the International Purchase
Agreement, and concurrently with the sale of            shares of Common Stock
to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company has agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Company, an aggregate of shares of Common Stock. The initial public offering price per share of Common Stock and the underwriting discount per share of Common Stock will be identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

     The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $   per share of Common Stock. The U.S. Underwriters may allow, and such
dealers may reallow, a discount not in excess of $   per share of Common Stock
on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise such option, each of the U.S. Underwriters will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company has also granted an option to the International Managers, exercisable for 30 days after the date of this

Prospectus, to purchase up to an aggregate of        shares of Common Stock to
cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The Company, its executive officers and directors and substantially all of its existing stockholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing except for the registration under the Securities Act of the shares issuable under the that may be registered on Form S-8 or any such successor form or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. See 'Shares Eligible for Future Sale.'

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the 'Intersyndicate Agreement') that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the

U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined through negotiations between the Company and the U.S. Representatives and the Lead Managers. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be price-earning ratios of publicly-traded companies that the U.S. Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and the timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     The Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S.

Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment opinion described above.

     The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     At the request of the Company, the Underwriters have reserved for sale, at
the initial public offering price, up to            shares of Common Stock that
will be offered by this Prospectus for certain employees, customers and suppliers of the Company and certain other persons with whom the Company has existing relationships who have expressed an interest in purchasing such shares. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     Merrill Lynch acted as a financial advisor to the Company in connection with the Recapitalization for which it received customary fees. In addition, Credit Suisse First Boston and certain affiliates of Merrill Lynch are lenders under the Credit Facilities. Credit Suisse First Boston, as a lender under the Revolving Credit Facility, is expected to receive a portion of the proceeds from the Offerings, which is expected to be less than 10% of the aggregate net proceeds of the Offerings. See 'Use of Proceeds.'

                                 LEGAL OPINIONS

     The validity of the issuance of the Common Stock offered hereby will be passed on for the Company by Simpson Thacher & Bartlett, New York, New York. Certain legal matters will be passed upon for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December

31, 1997, included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report with respect thereto, and are included herein and in the Registration Statement in reliance upon such report of such firm given upon their authority as of such firm experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement on Form S-1 (herein, together with all amendments and exhibits thereto, referred to as the 'Registration Statement') under the Securities Act with respect to the registration of the shares of Common

Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules filed therewith, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports with the Commission. In addition, the Company will furnish its shareholders with annual reports containing audited financial statements certified by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:
  Report of Independent Auditors...........................................................................    F-2
  Consolidated Balance Sheets at December 31, 1997 and 1996................................................    F-3
  Consolidated Statements of Income for the years ended December 31, 1997, 1996 and 1995...................    F-4
  Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995...............    F-5
  Consolidated Statements of Shareholders' Equity for the years ended December 31, 1997, 1996
     and 1995..............................................................................................    F-6
  Notes to Consolidated Financial Statements...............................................................    F-7

Unaudited Interim Financial Statements:
  Condensed Consolidated Balance Sheets at March 31, 1998 and December 31, 1997............................   F-22
  Condensed Consolidated Statements of Income for the three months ended March 31, 1998
     and 1997..............................................................................................   F-23
  Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 1998
     and 1997..............................................................................................   F-24
  Notes to Condensed Consolidated Financial Statements.....................................................   F-25

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
American Axle & Manufacturing of Michigan, Inc.

We have audited the accompanying consolidated balance sheets of American Axle &

Manufacturing of Michigan, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. Our audit also included the financial statement schedule listed in Item
16. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Axle & Manufacturing of Michigan, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

Detroit, Michigan
May 15, 1998

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                                DECEMBER 31,
                                                                                           ----------------------
                                                                                              1997         1996
                                                                                           ----------    --------
                                                                                               (IN THOUSANDS)
                                         ASSETS
Current assets:
  Cash and cash equivalents.............................................................   $   17,285    $126,034
  Accounts receivable...................................................................      166,459      91,137
  Inventories...........................................................................       96,636     107,439
  Prepaid expenses and other............................................................        3,184       3,819
  Deferred income taxes.................................................................        5,608      12,309
                                                                                           ----------    --------
Total current assets....................................................................      289,172     340,738
Property, plant and equipment...........................................................      768,883     491,875
Less accumulated depreciation...........................................................      119,103      72,479
                                                                                           ----------    --------
Property, plant and equipment, net......................................................      649,780     419,396
Deferred income taxes...................................................................       53,959       7,301
Other assets and deferred charges.......................................................       24,742       3,787
                                                                                           ----------    --------
Total assets............................................................................   $1,017,653    $771,222
                                                                                           ----------    --------
                                                                                           ----------    --------
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................................................   $  227,826    $127,968
  Accrued compensation and benefits.....................................................      135,513      99,315
  Other accrued expenses................................................................       22,659      10,184
                                                                                           ----------    --------
Total current liabilities...............................................................      385,998     237,467
Long-term debt..........................................................................      507,043       2,368
Long-term liabilities...................................................................       87,381      81,219
                                                                                           ----------    --------
Total liabilities.......................................................................      980,422     321,054
Preferred stock, par value $.01 a share, shares authorized and
  issued--13,334 in 1996................................................................           --     200,000
Shareholders' equity:
  Common stock, par value $.01 a share; shares
     authorized--100,000 in 1997 and 36,134 in 1996;
     shares issued--8,209 in 1997 and 21,053 in 1996....................................            1           1
  Paid-in capital.......................................................................       92,225      90,205
  Retained (deficit) earnings...........................................................      (54,995)    159,962
                                                                                           ----------    --------
Total shareholders' equity..............................................................       37,231     250,168
                                                                                           ----------    --------
Total liabilities and shareholders' equity..............................................   $1,017,653    $771,222
                                                                                           ----------    --------
                                                                                           ----------    --------

          See accompanying notes to consolidated financial statements.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                  YEARS ENDED DECEMBER 31,
                                                                           --------------------------------------
                                                                              1997          1996          1995
                                                                           ----------    ----------    ----------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net sales...............................................................   $2,147,451    $2,022,272    $1,968,076

Cost of goods sold......................................................    1,927,364     1,845,722     1,788,588
                                                                           ----------    ----------    ----------

Gross profit............................................................      220,087       176,550       179,488

Selling, general and administrative expenses............................      103,954        83,072        70,603
                                                                           ----------    ----------    ----------

Operating income........................................................      116,133        93,478       108,885

Recapitalization expenses...............................................      (15,929)           --            --

Net interest (expense) income...........................................       (1,846)        9,412         9,086

Other (expense) income..................................................       (4,161)       (4,566)           --
                                                                           ----------    ----------    ----------

Income before income taxes..............................................       94,197        98,324       117,971

Income taxes............................................................       38,933        36,600        47,400
                                                                           ----------    ----------    ----------

Net income..............................................................   $   55,264    $   61,724    $   70,571
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

Basic earnings per share................................................   $    2,917    $    2,284    $    3,352
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

Diluted earnings per share..............................................   $    1,724    $    1,708    $    1,953
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

          See accompanying notes to consolidated financial statements.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   YEARS ENDED DECEMBER 31,
                                                                              -----------------------------------
                                                                                1997         1996         1995
                                                                              ---------    ---------    ---------
                                                                                        (IN THOUSANDS)
Operating activities
  Net income...............................................................   $  55,264    $  61,724    $  70,571
  Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization.......................................      50,177       36,076       25,242
       Deferred income taxes...............................................      (9,651)      (7,549)      (6,557)
       Stock option compensation expense...................................       6,870           --           --
       Pensions and other postretirement benefits..........................      30,701       22,050       20,751
       Loss on disposal of equipment.......................................       4,161        4,566           --
       Changes in operating assets and liabilities:
          Accounts receivable..............................................     (75,322)       2,529      (21,863)
          Inventories......................................................      10,803        2,255       (5,070)
          Accounts payable and accrued expenses............................     141,521      (68,963)     106,800
          Long-term liabilities............................................      (9,916)       6,049       17,367
          Income taxes payable.............................................          --           --      (10,344)
          Other assets and deferred charges................................      (3,778)       6,950          (11)
                                                                              ---------    ---------    ---------
Net cash provided by operating activities..................................     200,830       65,687      196,886

Investing activities
  Purchases of property and equipment, net.................................    (282,625)    (162,317)    (147,077)
  Proceeds from sale-leaseback of equipment................................          --       31,085           --
                                                                              ---------    ---------    ---------
Net cash used in investing activities......................................    (282,625)    (131,232)    (147,077)

Financing activities
  Borrowings under Revolving Credit and Receivables facilities, net........     130,000           --           --
  Proceeds from issuance of long-term debt.................................     375,000        2,420           --
  Payments on long-term debt...............................................        (325)      (1,052)     (10,192)
  Debt issuance costs......................................................     (18,567)          --           --
  Payment of dividends.....................................................     (34,538)     (17,434)          --
  Recapitalization payments................................................    (478,928)          --           --
  Proceeds from issuance of common stock...................................         404           --           --
  Payments from shareholder of preferred stock.............................          --       37,306       10,400
  Redemption of Class B preferred shares...................................          --           --         (500)
                                                                              ---------    ---------    ---------
Net cash (used in) provided by financing activities........................     (26,954)      21,240         (292)
                                                                              ---------    ---------    ---------
Net (decrease) increase in cash and cash equivalents.......................    (108,749)     (44,305)      49,517
Cash and cash equivalents at beginning of year.............................     126,034      170,339      120,822
                                                                              ---------    ---------    ---------

Cash and cash equivalents at end of year...................................   $  17,285    $ 126,034    $ 170,339
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------

          See accompanying notes to consolidated financial statements.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                         RECEIVABLE
                                                                                                            FROM
                                                                              ADDITIONAL    RETAINED    SHAREHOLDER
                                                                    COMMON     PAID-IN      EARNINGS    OF PREFERRED
                                                                    STOCK      CAPITAL      (DEFICIT)      STOCK
                                                                    ------    ----------    --------    ------------
                                                                                     (IN THOUSANDS)
Balance at January 1, 1995.......................................     $1       $ 94,999     $ 45,101      $(52,000)
Net income.......................................................                             70,571
Payment received from shareholder of preferred stock.............                                           10,400
Redemption of 50 Class B preferred shares........................                  (500)
                                                                    ------    ----------    --------    ------------
Balance at December 31, 1995.....................................      1         94,499      115,672       (41,600)
Net income.......................................................                             61,724
Cash dividends:
  Preferred stock--$1,023 per share..............................                            (13,642)
  Common stock--$180 per share...................................                             (3,792)
Payment received from shareholder of preferred stock.............                                           37,306
Discount for prepayment of receivable from shareholder of
  preferred stock................................................                (4,294)                     4,294
                                                                    ------    ----------    --------    ------------
Balance at December 31, 1996.....................................      1         90,205      159,962             0
Net income.......................................................                             55,264
Cash dividends:
  Preferred stock--$2,243 per share..............................                            (29,915)
  Common stock--$220 per share...................................                             (4,623)
Recapitalization of common stock.................................               (12,867)    (203,450)
Recapitalization of preferred stock..............................                             29,814
Recapitalization Tax payment.....................................                            (74,200)
Recapitalization costs...........................................                            (18,225)
Recapitalization Deferred taxes..................................                             30,378
Issuance of common stock.........................................                   404
Stock option grants..............................................                14,483
                                                                    ------    ----------    --------    ------------
Balance at December 31, 1997.....................................     $1       $ 92,225     $(54,995)     $      0
                                                                    ------    ----------    --------    ------------
                                                                    ------    ----------    --------    ------------

          See accompanying notes to consolidated financial statements.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     American Axle & Manufacturing of Michigan, Inc. ('AAMM') and its subsidiaries (the 'Company'), is a Tier I supplier to the automotive industry and a world leader in the design, engineering and manufacturing of driveline systems for light trucks, sport utility vehicles, pickups and vans. The driveline system includes all the components that transfer power from the transmission and deliver it to the drive wheels. AAM's driveline systems include axles, propeller shafts, chassis components and forged products. The Company's manufacturing facilities consist of gear and axle plants located in Detroit, Michigan and Buffalo, New York; forge plants located in Detroit, Michigan and Tonawanda, New York; a propeller shaft plant located in Three Rivers, Michigan; and a technical center in Rochester Hills, Michigan.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company. All intercompany transactions, balances and profits are eliminated upon consolidation.

  Cash and Cash Equivalents

     Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of ninety days or less at time of purchase. At December 31, 1996, cash and cash equivalents included cash balances held in repurchase agreements collateralized by U.S. Government securities with a maturity of thirty days or less when purchased.

  Revenue Recognition

     The Company recognizes revenue when goods are shipped to the customer.

  Research and Development Costs

     The Company expenses research and development costs as incurred. Research and development costs were $27.8 million, $23.4 million and $29.0 million for 1997, 1996 and 1995, respectively.

  Inventories

     The components of inventory are as follows:

                                                                             DECEMBER 31,
                                                                          -------------------
                                                                           1997        1996
                                                                          -------    --------
                                                                            (IN THOUSANDS)
Raw materials and work-in-process......................................   $68,323    $ 80,829
Finished goods.........................................................    25,587      22,305
                                                                          -------    --------
Gross inventories at average cost......................................    93,910     103,134
Excess of average cost over LIFO cost..................................     7,650       6,200
                                                                          -------    --------
Net inventories at LIFO................................................    86,260      96,934
Supplies and repair parts..............................................    10,376      10,505
                                                                          -------    --------
                                                                          $96,636    $107,439
                                                                          -------    --------
                                                                          -------    --------

     Inventories are carried at lower of cost or market determined on the last-in, first-out (LIFO) method. Supplies and repair parts inventory consists of materials consumed in the manufacturing process but not incorporated into the finished products and repair parts used to service machinery and equipment.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Property, Plant and Equipment

     Property, plant and equipment consists of the following:

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1997        1996
                                                                         --------    --------
                                                                            (IN THOUSANDS)
Land and land improvements............................................   $ 15,757    $ 11,899
Buildings and building improvements...................................     40,426      32,506
Machinery and equipment...............................................    506,927     358,551
Construction in progress..............................................    205,773      88,919
                                                                         --------    --------
                                                                         $768,883    $491,875
                                                                         --------    --------
                                                                         --------    --------

     Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Depreciation expense totaled $48 million, $35 million and $22 million in 1997, 1996 and 1995, respectively.

     Effective January 1, 1997, the Company extended the estimated useful lives of certain machinery and equipment to better allocate the cost of the assets over their estimated useful lives. This change in estimated useful lives increased operating income by approximately $6.4 million in 1997.

     Construction in progress includes costs incurred for machinery and equipment and building improvements in process.

  Other Assets and Deferred Charges

     Intangible assets consisting of patents, other identified rights, and deferred charges are amortized on a straight-line basis over their estimated useful lives, ranging from 1 to 8 1/2 years.

  Valuation of Long Lived Assets

     The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events and circumstances warrant such a review. Based upon management's assessment of the future undiscounted operating cash flows related to these assets, the carrying values have not been impaired at December 31, 1997.

  Effect of Accounting Pronouncements

     In 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income. This Statement is effective for fiscal years beginning after December 15, 1997 and establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Beginning in 1998, the Company will provide the information relating to comprehensive income to conform to the requirements. For the year ended December 31, 1997, comprehensive income would have been equal to net income.

     In 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. This Statement is effective for fiscal years beginning after December 15, 1997 and significantly changes the basis on which public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Beginning in 1998, the Company will provide the information relating to

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

Statement No. 131 to conform to the requirements. As of December 31, 1997, segment information was presented in accordance with Financial Accounting Standards Board Statement No. 14.

  Accounting for Stock Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion Number 25 (APB No. 25), Accounting for Stock Issued to Employees and related interpretations in accounting for its employee stock options. Accordingly, compensation cost is measured on the excess, if any, of the market price of the company's stock at the date of grant over the amount an employee must pay to acquire the stock. The Company has adopted the disclosure-only provisions for Statement of Financial Accounting Standards Number 123 (SFAS No. 123), Accounting for Stock-Based Compensation, which requires the company to record compensation for stock-based compensation at fair value.

  Derivatives

     Gains and losses on hedges of assets and liabilities are included in the carrying amounts of those assets or liabilities and ultimately are recognized in income. The interest rate differential relating to interest rate swaps and collars used to hedge debt obligations is reflected as an adjustment to interest expense over the lives of the swaps. Cash flows from derivatives are classified in the same category as the cash flows from the related activity. In circumstances where the underlying assets or liabilities are sold or no longer exist, any remaining carrying value adjustments are recognized in other income or expense. See Note 5.

  Earnings Per Share

     In 1997, the Company adopted the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which is effective for periods ending after December 15, 1997. The statement replaced the calculation of primary and fully diluted earnings per share computed in accordance with Opinion No. 15 with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. See Note 15.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosures in the financial statements. Actual results could differ from those estimates.

  Reclassifications

     Certain 1995 and 1996 amounts have been reclassified to conform with 1997 presentation.

2. RECAPITALIZATION

     On October 29, 1997, the Company completed a comprehensive recapitalization (the 'Recapitalization'). Prior to the Recapitalization, AAMM was a wholly-owned subsidiary of American Axle & Manufacturing, Inc. ('AAM'). Pursuant to the Recapitalization, AAMM acquired a 100% ownership interest in AAM by exchanging shares of its own stock, on a one-for-one basis, with the shareholders of AAM. The exchange of shares has been accounted for in a manner similar to a pooling of interests since both AAMM and AAM were under common control. Following the exchange of shares, AAMM repurchased 12,867.15 shares or 61% of its common stock outstanding for $216.3 million. Following the Recapitalization, the original shareholders of AAM

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

2. RECAPITALIZATION--(CONTINUED)

owned 17.8% of outstanding common stock. As part of the Recapitalization, AAMM repurchased all outstanding Preferred Stock for $170.2 million. As part of the Recapitalization, AAMM made a $74.2 million payment to Jupiter Capital Corporation (AAM's parent prior to the Recapitalization) related to certain tax payments.

     Recapitalization expenses of $15.9 million consisted primarily of fees for professional services. In addition, other Recapitalization costs of $18.2 million were paid either to shareholders or to third parties on the shareholders' behalf and have been charged directly to retained earnings.

     At December 31, 1997, the Company had a $7.2 million receivable from a shareholder arising from a tax-related post-closing adjustment associated with the Recapitalization. This was repaid in 1998.

3. LONG-TERM DEBT AND CREDIT FACILITIES

     Long-term debt consists of the following:

                                                                              DECEMBER 31,
                                                                           ------------------
                                                                             1997       1996
                                                                           --------    ------
                                                                             (IN THOUSANDS)
Credit Facilities:
  Revolver..............................................................   $ 55,000    $    0
  Tranche A Term Loan...................................................          0         0
  Tranche B Term Loan...................................................    375,000         0
                                                                           --------    ------
     Total Credit Facilities............................................    430,000         0
Receivables Facility....................................................     75,000         0
Other...................................................................      2,043     2,368
                                                                           --------    ------
                                                                           $507,043    $2,368
                                                                           --------    ------
                                                                           --------    ------

     At December 31, 1997, the Revolver and Receivables Facility are supported by long-term Credit Facilities.

  Credit Facilities

     The Company's Senior Secured Bank Credit Facilities ('Credit Facilities') consist of a (i) $250 million Revolving Credit Facility, due October 2004 ('Revolver'), (ii) $125 million delayed draw Term Loan Facility ('Tranche A Term Loan') due in semi-annual installments of varying amounts through October 2004 and (iii) $375 million Term Loan Facility ('Tranche B Term Loan') due in semi-annual installments of varying amounts through April 2006. The Tranche A Term Loan can be drawn until October 1999.

     Amounts outstanding under the Credit Facilities are secured by the capital stock of the Company's significant subsidiaries and all the assets except for those securing the Receivables Facility and permitted equipment and lease financings. Borrowings under the Credit Facilities bear interest at rates based on The Chase Manhattan Bank ('Chase') alternate base rate or LIBOR, plus, in each case, an applicable margin. At December 31, 1997, $375 million of borrowings were outstanding and $125 million was available under the Term Loan Facility and $55 million was outstanding and $195 million was available for future borrowings under the Revolver.

     The Credit Facilities contain various operating covenants which, among other things, impose certain limitations on the Company's ability to declare or pay dividends or distributions on capital stock, redeem or repurchase capital stock, incur liens, incur indebtedness, or merge, make acquisitions or sell assets. Under the Credit Facilities, the company is required to comply with financial covenants relating to interest coverage, leverage, retained earnings and capital expenditures. Borrowings under the Credit Facilities may be prepaid by

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

3. LONG-TERM DEBT AND CREDIT FACILITIES--(CONTINUED)

the Company at any time at the option of the Company, without penalty, other than breakage costs. Loans made under the Credit Facilities are subject to mandatory prepayments under certain conditions. Additionally, the Credit Facilities required the Company to enter into interest rate hedging arrangements with a notional value of $112.5 million.

     At December 31, 1997, the weighted average rate of interest on the balances outstanding under the Credit Facilities was 8.2%.

  Receivables Facility

     In connection with the Recapitalization, AAM (the 'Seller') established a receivables financing facility (the 'Receivables Facility') through AAM Receivables Corp. ('AAM Receivables'), a wholly-owned, bankruptcy-remote subsidiary of the Company. Pursuant to the Receivables Facility, the Seller agreed to sell certain customer trade receivables created from time to time to AAM Receivables which, in turn, transferred all of such receivables to a trust, which issued a variable funding certificate (the 'VFC') representing an undivided interest in the receivables pool to Chase. Under the VFC, Chase provided a revolving financing commitment, subject to the terms and conditions of the Receivables Facility, of up to $125 million through October 2003. These receivables are not available to the Company's general creditors. However, the primary customer of the Seller is also a supplier to the Seller and, in certain circumstances, may be able to offset amounts payable by the Seller against the Seller's trade receivables from the supplier. Accordingly, the Receivables Facility has been accounted for as a secured borrowing.

     Availability of financing under the VFC depends on the amount of receivables generated by the Seller from its sales, the rate of collection on those receivables and certain other characteristics of those receivables that affect their eligibility. At December 31, 1997, approximately $99 million was available under the VFC, of which $75 million was utilized.

     The Receivables Facility bears interest, at the Company's option, at rates based on Chase's alternate base rate or LIBOR plus, in each case, an applicable margin. The margins for borrowings under the Receivables Facility increase in July 1998 to be the same as the margins for the Revolver and the Tranche A Term Loan. The weighted average rate of interest on the balances outstanding under the Receivables Facility at December 31, 1997 was 7.3%.

  General

     The Company made cash payments of interest of $1,723,000, $14,000 and $1,566,000 in 1997, 1996 and 1995, respectively.

  Aggregate Debt Maturities

     Aggregate debt maturities at December 31, 1997, are as follows:

                                                              (IN THOUSANDS)
1998.......................................................      $      0
1999.......................................................           368
2000.......................................................         1,380
2001.......................................................         1,380
2002.......................................................         1,380
Thereafter.................................................       502,773
                                                              --------------
Total obligations..........................................       507,281
Amounts representing interest..............................          (238)
                                                              --------------
Present value of long-term debt............................      $507,043
                                                              --------------
                                                              --------------

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

4. LEASE OBLIGATIONS

     The Company leases certain facilities, machinery and equipment under operating leases expiring at various dates. All of the leases contain renewal and/or purchase options. Total expense for all operating leases was $9,679,000, $4,440,000 and $180,000 for the years ended December 31, 1997, 1996 and 1995 respectively.

     Future minimum lease payments under noncancelable operating leases at December 31, 1997 are as follows:

                                                              (IN THOUSANDS)
1998.......................................................      $ 14,484
1999.......................................................        14,366
2000.......................................................        14,368
2001.......................................................        14,346
2002.......................................................        38,250
Thereafter.................................................         2,406
                                                              --------------
                                                                 $ 98,220
                                                              --------------
                                                              --------------

5. RISK MANAGEMENT

  Financial Instruments

     The Company uses interest-rate swaps and collars of up to 3 years in duration to manage its exposure to adverse movements in interest rates. The Company entered into a rate collar transaction in connection with $112.5 million of the Tranche B Term Loan to pay a fixed rate of interest based on 3-month LIBOR with a cap rate of 6.5% and a floor rate of 5.5% which terminates in December 2000. Additionally, the Company entered into an interest rate swap agreement with a notional amount of $77.4 million that converts the variable rate of a lease to a fixed rate of approximately 8%. The carrying value of these instruments approximates fair value at December 31, 1997 and 1996.

  Fair Values

     The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these assets and liabilities. The fair values of long-term debt is approximately the same as the carrying values due to the frequent resetting of the interest rate.

  Concentrations of Credit Risk

     In the normal course of business, the Company provides credit to customers in the automotive industry, performs credit evaluations of these customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts. The allowance for doubtful accounts was $3.1 million and $2.1 million at December 31, 1997 and 1996, respectively. See Note 12.

     The Company invests the majority of its excess cash in money market accounts (or previously in repurchase agreements collaterized by U.S. Government securities) and, where appropriate, diversifies the concentration of cash among different financial institutions. With respect to financial instruments, where appropriate, the Company has diversified its selection of counter-parties.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1997 AND 1996

6. EMPLOYEE BENEFIT PLANS

     The Company sponsors qualified and non-qualified defined benefit pension plans covering substantially all employees. The plan covering salaried employees provides benefits that are based upon years of service and final average compensation. Benefits for hourly employees, which are all substantially covered by collective bargaining agreements, are based on stated amounts for each year of service. The Company's funding policy is to contribute amounts to provide the plans with sufficient assets to meet future benefit payment requirements consistent with the funding requirements of federal laws and regulations. The assets of the plan are primarily invested in fixed income and equity securities.

     The components of pension expense are as follows:

                                                                           1997       1996       1995
                                                                          -------    -------    -------
                                                                                 (IN THOUSANDS)
Service cost--benefits earned during the period........................   $15,324    $22,586    $19,516
Interest cost on projected benefit obligation..........................     5,807      5,046      2,730
Actual return on assets................................................   (10,965)    (4,815)    (2,783)
Net amortization and deferral..........................................     4,242      1,883        654
                                                                          -------    -------    -------
Total pension expense..................................................   $14,408    $24,700    $20,117
                                                                          -------    -------    -------
                                                                          -------    -------    -------

     Changes in assumptions for 1997 had an impact which reduced pension expense by approximately $10.9 million.

     The funded status for the Company's defined benefit pension plans at September 30, 1997 and 1996 reconciled to the net pension liability at December 31, 1997 and 1996, respectively, is shown below:

                                                                                       SEPTEMBER 30,
                                                                                     ------------------
                                                                                      1997       1996
                                                                                     -------    -------
                                                                                       (IN THOUSANDS)
Actuarial present value of accumulated pension benefit obligation
  Vested..........................................................................   $40,459    $29,697
  Nonvested.......................................................................    35,552     26,448
                                                                                     -------    -------
                                                                                      76,011     56,145
  Value of future salary and benefit projections..................................     2,350     15,277
                                                                                     -------    -------
Total projected pension benefit obligation........................................    78,361     71,422
Less plan assets at fair value....................................................   (81,296)   (57,344)
                                                                                     -------    -------
Plan assets (in excess of)/less than projected benefit obligation.................    (2,935)    14,078
Unrecognized prior service cost...................................................    (5,612)      (824)
Unrecognized net gain/(loss)......................................................    22,825     (3,304)
                                                                                     -------    -------
Net pension liability at September 30.............................................    14,278      9,950
Fourth quarter contribution.......................................................    (2,000)    (8,285)
                                                                                     -------    -------
Net pension liability at December 31..............................................   $12,278    $ 1,665
                                                                                     -------    -------
                                                                                     -------    -------

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

6. EMPLOYEE BENEFIT PLANS--(CONTINUED)

     Assumptions used in determining the funded status of these plans as of September 30, 1997, 1996 and 1995 were:

                                                                                   1997    1996    1995
                                                                                   ----    ----    ----
Discount rate applied to benefit obligations....................................   7.5%    7.0%    7.0%
Annual rate of increase in compensation levels..................................   4.0%    4.0%    4.0%
Return on assets................................................................   9.0%    8.0%    8.0%

     The Company sponsors voluntary savings plans for eligible salaried and hourly employees. Participants may contribute up to 18% and 15% (limited to $9,500 per individual in 1997) of their annual compensation to the hourly and salaried plans, respectively, pursuant to section 401(k) of the Internal Revenue Code. The Company matches 25% of the first 6% of salaried employee contributions. Effective July 1, 1997 the Company matching contribution was increased to 50% of the first 6% of salaried contributions. Company matching contributions totaling $910,000, $547,000 and $472,000 were made for the years ended December 31, 1997, 1996 and 1995 respectively.

     In addition to pension plans, the Company maintains hourly and salaried benefit plans that provide postretirement medical, dental, vision and life insurance to domestic retirees and eligible dependents. The benefits are payable for life, although the Company retains the right to modify or terminate the plans providing these benefits. The salaried plan is contributory, with additional cost sharing features such as deductibles and co-payments. Pursuant to the Asset Purchase Agreement (see Note 12) the Company and General Motors agreed to share proportionally the cost of postretirement medical benefits based upon the length of service an employee had with each company. It is the Company's policy to fund these benefits as claims are incurred.

     Expense for postretirement benefits other than pensions is as follows:

                                                                           1997       1996       1995
                                                                          -------    -------    -------
                                                                                 (IN THOUSANDS)
Service cost--benefits earned during the period........................   $17,218    $19,764    $14,460
Interest cost..........................................................     4,103      3,559      1,982
Net amortization and deferral..........................................    (1,109)        27       (240)
                                                                          -------    -------    -------
Total postretirement benefits other than pension expense...............   $20,212    $23,350    $16,202
                                                                          -------    -------    -------
                                                                          -------    -------    -------

     Changes in assumptions for 1997 had an impact which reduced the expense for postretirement benefits other than pensions by approximately $6.3 million.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

6. EMPLOYEE BENEFIT PLANS--(CONTINUED)

     The funded status of the postretirement benefit plans at September 30, 1997 and 1996, reconciled to the net postretirement benefit liability at December 31, 1997 and 1996, respectively, is shown below:

                                                                                       SEPTEMBER 30,
                                                                                     ------------------
                                                                                      1997       1996
                                                                                     -------    -------
                                                                                       (IN THOUSANDS)
Actuarial present value of accumulated postretirement benefit obligation:
  Retirees........................................................................   $   331    $     0
  Active employees fully eligible for benefits....................................    12,288     12,714
  Other active employees..........................................................    40,046     36,912
                                                                                     -------    -------
                                                                                      52,665     49,626
Unamortized amounts not yet recognized:
  Prior service cost..............................................................      (146)      (173)
  Net gain........................................................................    18,060        986
                                                                                     -------    -------
Accrued postretirement benefit liability at September 30..........................    70,579     50,439
  Fourth quarter benefit payments.................................................       (52)         0
                                                                                     -------    -------
Accrued postretirement benefit liability at December 31...........................   $70,527    $50,439
                                                                                     -------    -------
                                                                                     -------    -------

     Assumptions used in determining the accrued postretirement benefit liability at September 30, 1997, 1996 and 1995 were:

                                                                                   1997    1996    1995
                                                                                   ----    ----    -----
Discount rate...................................................................    7.5%    7.0%     7.0%
Annual rate of increase in the
  Per capita cost...............................................................   7.75     8.2      8.6
  Rate to decrease to...........................................................    5.0     5.5      5.5
  By the year ended.............................................................   2002    2002     2002

     An increase of 1% in assumed health care cost trend rates would increase the accrued postretirement benefit liability as of December 31, 1997 and 1996 by $8,177,000 and $9,303,000, respectively. Components of the net periodic cost would have increased by $5,369,000, $4,882,000 and $3,465,000 during the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company sponsors profit sharing plans covering substantially all of its employees. Distributions are determined based upon established formulas and are made annually. Profit sharing expense for the years ended December 31, 1997, 1996 and 1995 was $23,275,000, $16,900,000 and $20,100,000, respectively.

7.  SHAREHOLDERS' EQUITY AND PREFERRED STOCK

     The authorized capital stock of the Company consists of Common and Preferred Stock. Authorized shares of Stock at December 31, 1997 were 100,000 shares of Common Stock and 100,000 shares of Preferred Stock. At December 31, 1996, AAM had authorized 36,134 shares of common stock and 13,334 shares of Class A Preferred Stock.

     In 1994, General Motors agreed to contribute an additional $52 million to fund capital improvements to increase the Company's productive capacity. The contribution was payable in sixty monthly installments of $867,000 beginning January, 1995. General Motors paid 14 installments of $867,000 and in March 1996 paid a final amount of $35.6 million, which represented the remaining balance discounted at 6%. The Company is not required to repay this contribution.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

8.  REDEEMABLE PREFERRED STOCK

     On March 1, 1994, AAM issued 13,334 shares of preferred stock to General Motors (see Note 12). General Motors was entitled to receive dividends annually based on a cash flow formula, as defined, up to a maximum amount not to exceed $16 million. In addition to dividends based upon the cash flow formula, the Preferred Stock shareholder could receive an additional dividend based upon net income. In 1997, 1996 and 1995, $12 million, $17.9 million and $13.6 million, respectively, of dividends were earned. Both the 1997 and 1996 dividends were declared and paid in 1997, and the 1995 dividends were declared and paid in 1996.

     The Class A Preferred Stock was redeemable at any time and was subject to mandatory redemption requirements beginning March 31, 2001 and on March 31 of each year thereafter, based on AAM's cash flow of the preceding year, as defined. The Class A Preferred Stock was not convertible into Common Stock unless AAM tendered cash to redeem the Preferred Stock or notified the preferred shareholder of its intent to engage in a public offering. AAM had reserved 13,334 shares of Common Stock to be issued only for the conversion of the Class A Preferred Stock. As part of the Recapitalization, AAM redeemed and retired all outstanding shares of Class A Preferred Stock.

9.  STOCK OPTIONS

     In 1994, the Company granted an officer of the Company options to purchase 1,747 shares of the Company's common stock. In 1997, the Company canceled and replaced these options at substantially identical terms, except for a modification of the exercisability period. The options may be exercised at any time within a 10 year term at a price of $1 per share. At December 31, 1997, none of the options were exercised. The Company recognized compensation expense of $6.8 million resulting from the modification of the exercisability period.

     On October 29, 1997, the Company granted several officers of the Company options to purchase 471 shares of the Company's common stock as replacement for an incentive compensation plan established in 1994. The options were immediately vested and exercisable at a weighted average exercise price of $648. At December 31, 1997, none of the options were exercised. Under APB No. 25, compensation expense resulting from stock options is measured and recorded when earned. Compensation expense relating to the incentive compensation plan established in 1994 was $2,293,000, $6,050,000 and $4,300,000 in 1997, 1996 and 1995,
respectively.

     In addition, on October 29, 1997, and as amended on November 15, 1997, the Company's shareholders established a stock option plan (the 'Plan') for certain employees. There are 1,425 options authorized for grant under the Plan. The Plan allows participants to vest in options to purchase shares of the Company's common stock based upon duration of employment and/or operating performance. The exercise price of the options equals the underlying value of the common stock at time of grant and the options vest and become exercisable over a seven-year period. In 1997, 1,366 options were granted under the Plan at an exercise price of $16,812. No options were exercised as of December 31, 1997. Under APB No. 25, no compensation cost has been recognized for the options granted under the Plan.

     Had the Company determined compensation cost based upon the fair value of the options at the grant date consistent with the method of SFAS No. 123, and using the Minimum Value method at an assumed interest rate

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

9.  STOCK OPTIONS--(CONTINUED)

of 6.13%, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                                           1997         1996         1995
                                                          -------      -------      -------
                                                            (IN THOUSANDS, EXCEPT FOR PER
                                                                     SHARE DATA)
Net income as reported.................................   $55,264      $61,724      $70,571
                                                          -------      -------      -------
                                                          -------      -------      -------
Pro forma..............................................   $54,543      $61,724      $70,571
                                                          -------      -------      -------
                                                          -------      -------      -------
Basic earnings per share as reported...................   $ 2,917      $ 2,284      $ 3,352
                                                          -------      -------      -------
                                                          -------      -------      -------
Pro forma..............................................   $ 2,910      $ 2,284      $ 3,352
                                                          -------      -------      -------
                                                          -------      -------      -------
Diluted earnings per share as reported.................   $ 1,724      $ 1,708      $ 1,953
                                                          -------      -------      -------
                                                          -------      -------      -------
Pro forma..............................................   $ 1,723      $ 1,708      $ 1,953
                                                          -------      -------      -------
                                                          -------      -------      -------

     Since the above pro forma disclosure of results is only required to consider grants awarded in 1995 and thereafter, the pro forma effects described above may not be representative of the effects on the reported results for future years.

     The following table summarizes the activity relating to the Company's stock options:

                                                                                     WEIGHTED-
                                                                      NUMBER OF       AVERAGE
                                                                       SHARES      EXERCISE PRICE
                                                                      ---------    --------------
Outstanding at January 1, 1995.....................................      1,747        $      1
  Options granted..................................................         --              --
  Options exercised................................................         --              --
  Options lapsed or canceled.......................................         --              --
                                                                      ---------    --------------
Outstanding at December 31, 1995...................................      1,747        $      1
  Options granted..................................................         --              --
  Options exercised................................................         --              --
  Options lapsed or canceled.......................................         --              --
                                                                      ---------    --------------
Outstanding at December 31, 1996...................................      1,747        $      1
  Options granted..................................................      3,584           6,494
  Options exercised................................................         --              --
  Options lapsed or canceled.......................................     (1,747)       $      1
                                                                      ---------    --------------
Outstanding at December 31, 1997...................................      3,584           6,494
                                                                      ---------    --------------
                                                                      ---------    --------------
Options exercisable at December 31, 1995...........................      1,747        $      1
                                                                      ---------    --------------
                                                                      ---------    --------------
Options exercisable at December 31, 1996...........................      1,747        $      1
                                                                      ---------    --------------
                                                                      ---------    --------------
Options exercisable at December 31, 1997...........................      2,218        $    138
                                                                      ---------    --------------
                                                                      ---------    --------------

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

10. NET INTEREST (EXPENSE) INCOME

     Net interest (expense) income consists of the following:

                                                                              YEARS ENDED DECEMBER 31
                                                                           -----------------------------
                                                                            1997       1996       1995
                                                                           -------    -------    -------
                                                                                  (IN THOUSANDS)
Interest income.........................................................   $ 7,110    $ 9,752    $10,652
Interest expense........................................................    (8,956)      (340)    (1,566)
                                                                           -------    -------    -------
                                                                           $(1,846)   $ 9,412    $ 9,086
                                                                           -------    -------    -------
                                                                           -------    -------    -------

11.  INCOME TAXES

     The following is a summary of the components of the provision for income taxes:

                                                                            YEARS ENDED DECEMBER 31,
                                                                          -----------------------------
                                                                           1997       1996       1995
                                                                          -------    -------    -------
                                                                                 (IN THOUSANDS)
Current:
  Federal..............................................................   $43,439    $37,773    $46,985
  Michigan single business tax.........................................     4,051      5,638      5,935
  Other state and local................................................     1,094        738      1,037
                                                                          -------    -------    -------
                                                                           48,584     44,149     53,957
Deferred:
  Federal..............................................................    (8,108)    (8,247)    (2,340)
  Michigan single business tax.........................................    (1,132)       221     (3,243)
  Other state and local................................................      (411)       477       (974)
                                                                          -------    -------    -------
                                                                           (9,651)    (7,549)    (6,557)
                                                                          -------    -------    -------
                                                                          $38,933    $36,600    $47,400
                                                                          -------    -------    -------
                                                                          -------    -------    -------

     A reconciliation of income taxes at the United States federal statutory rate to the effective income tax rate follows:

                                                                            YEARS ENDED DECEMBER 31,
                                                                           --------------------------
                                                                           1997       1996       1995
                                                                           ----       ----       ----
  Federal statutory..................................................      35.0%      35.0%      35.0%
  State and local....................................................       2.9        4.1        3.8
  Other..............................................................       3.4       (1.9)       1.4
                                                                           ----       ----       ----
  Effective income tax rate..........................................      41.3%      37.2%      40.2%
                                                                           ----       ----       ----
                                                                           ----       ----       ----

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

11.  INCOME TAXES--(CONTINUED)

     The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                                                                                         DEFERRED TAX
                                                            DEFERRED TAX ASSETS          LIABILITIES
                                                            --------------------    ----------------------
                                                            CURRENT    LONG-TERM    CURRENT     LONG-TERM
                                                            -------    ---------    --------    ----------
                                                                            (IN THOUSANDS)
December 31, 1997:
  Employee benefits......................................   $ 1,958     $24,312
  Inventory..............................................     3,460
  Depreciation and amortization..........................                13,241
  Net operating loss carryforwards.......................                13,539
  Other..................................................       190       2,867
                                                            -------    ---------       ---      ----------
                                                            $ 5,608     $53,959       $  0       $      0
                                                            -------    ---------       ---      ----------
                                                            -------    ---------       ---      ----------
December 31, 1996:
  Employee benefits......................................   $ 8,266     $41,507
  Inventory..............................................     1,173
  State and local taxes..................................     1,715
  Depreciation and amortization..........................                                        $ 28,765
  Other..................................................     1,155       2,434
                                                            -------    ---------       ---      ----------
                                                            $12,309     $43,941       $  0       $ 28,765
                                                            -------    ---------       ---      ----------
                                                            -------    ---------       ---      ----------

     As part of the Recapitalization, an election was made to treat the transaction as a sale of assets for tax purposes under Internal Revenue Code
Section 338(h)(10). As a result of this election, certain differences between book and tax bases of the Company's assets and liabilities were created which generated a deferred tax asset of $30,378,000. This amount was charged directly to retained earnings.

     Through October 29, 1997, AAM filed a consolidated federal income tax return with Jupiter Capital Corporation (AAM's parent prior to Recapitalization). Under the terms of a tax-sharing agreement, federal income taxes reflect the tax expense and the related liability which would have been applicable if a separate federal income tax return had been filed by the Company. Subsequent to the Recapitalization, the Company will file stand-alone consolidated tax returns. The Company's income tax expense would not have differed materially from that reported had the Company filed tax returns on a stand-alone basis.

     Income tax payments, including federal and state income taxes for the years ended December 31, 1997, 1996 and 1995 were $43,738,000, $44,099,000 and
$53,161,000, respectively.

     The Company has net operating loss carryovers for federal tax purposes of approximately $32 million and approximately $92 million, for various state and local tax purposes all of which expire at various times during 2007-2017. In addition, the Company has a federal research and development tax credit carryover of $600,000 which expires in 2012. The tax effect of these carryovers and credits is reflected as a deferred tax asset totaling $13,539,000 at December 31, 1997.

12.  TRANSACTIONS WITH GENERAL MOTORS

     On March 1, 1994, AAM finalized an Asset Purchase Agreement with General Motors Corporation ('General Motors') to acquire substantially all of General Motors' Saginaw Division's Final Drive and Forge Business Unit inventory, property, plant and equipment, and various other assets. In addition, the Company entered into long-term component supply agreements with General Motors and General Motors of Canada, Ltd.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

12.  TRANSACTIONS WITH GENERAL MOTORS--(CONTINUED)

('GMCL'), which made the Company the sole-source supplier to General Motors for all components manufactured by the Company at the date of acquisition. In 1997, the Company and General Motors entered into a binding memorandum of understanding (MOU) which provides the framework for the continuance of this business relationship on a long term basis. The GMCL supply agreement, which expires in September 1999, sets forth the terms whereby GMCL supplies axles produced at the General Motors St. Catharines, Ontario facility to the Company which resells them to General Motors. The Company has an irrevocable option to purchase, for a nominal amount, and relocate the equipment used in axle production by GMCL at this facility.

     Sales to General Motors accounted for approximately 96% of the Company's sales for 1997 and 1996, and 97% for 1995. The Company also purchased materials and services from General Motors in the amount of $331 million, $328 million and $402 million in 1997, 1996 and 1995, respectively. At December 31, 1997 and 1996 accounts receivable from General Motors were $144 million and $77 million, respectively, and accounts payable to General Motors were $23 million and $26 million, respectively.

13. COMMITMENTS

     The Company plans to continue to make significant capital expenditures for new product and capacity programs and to upgrade its machinery, equipment and facilities. In 1998, the Company expects to invest between $300 million to $400 million for capital expenditures, of which obligated purchase commitments were approximately $150 million as of December 31, 1997.

14. SEGMENT INFORMATION

     The Company is engaged in one business segment: the manufacturing of driveline systems, including forged products for the automotive industry.

     United States export sales were as follows:

                                                                          YEARS ENDED DECEMBER 31,
                                                                      --------------------------------
                                                                        1997        1996        1995
                                                                      --------    --------    --------
                                                                               (IN THOUSANDS)
Canada.............................................................   $200,572    $158,536    $204,659
Mexico and Latin America...........................................    126,035     105,574      50,260
Other..............................................................      1,439       1,572         928
                                                                      --------    --------    --------
                                                                      $328,046    $265,682    $255,847
                                                                      --------    --------    --------
                                                                      --------    --------    --------

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1997 AND 1996

15. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                                                     1997       1996       1995
                                                                                    -------    -------    -------
Numerator:
  Net Income.....................................................................   $55,264    $61,724    $70,571
  Preferred dividends declared...................................................   (29,915)   (13,642)        --
  Excess of the carrying amount over the fair value of the consideration
     transferred to the holders of Class A Preferred Stock.......................    29,814         --         --
                                                                                    -------    -------    -------
  Numerator for basic earnings per share--income available to common
     stockholders................................................................   $55,163    $48,082    $70,571
  Effect of dilutive securities:
     Preferred dividends declared................................................    29,915     13,642         --
  Excess of the carrying amount over the fair value of the consideration
     transferred to the holders of class A Preferred Stock.......................   (29,814)        --         --
                                                                                    -------    -------    -------
  Numerator for diluted earnings per share--income available to common
     stockholders after assumed conversions......................................   $55,264    $61,724    $70,571
Denominator:
  Denominator for basic earnings per share--weighted-average shares..............    18,912     21,053     21,053
  Effect of dilutive securities:
     Dilutive stock options outstanding..........................................     2,034      1,747      1,747
     Conversion of Class A Preferred Stock.......................................    11,112     13,334     13,334
                                                                                    -------    -------    -------
  Dilutive potential common shares...............................................    13,146     15,081     15,081
  Denominator for dilutive earnings per share--adjusted weighted-average shares
     and assumed conversion......................................................    32,058     36,134     36,134
                                                                                    -------    -------    -------
Basic earnings per share.........................................................   $ 2,917    $ 2,284    $ 3,352
                                                                                    -------    -------    -------
                                                                                    -------    -------    -------
Diluted earnings per share.......................................................   $ 1,724    $ 1,708    $ 1,953
                                                                                    -------    -------    -------
                                                                                    -------    -------    -------

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                             --------------------
                                                                                               1998        1997
                                                                                             --------    --------
                                                                                                (IN THOUSANDS,
                                                                                               EXCEPT PER SHARE
                                                                                                   AMOUNTS)
Net Sales.................................................................................   $583,285    $546,859
Cost of goods sold........................................................................    522,279     487,828
                                                                                             --------    --------
Gross profit..............................................................................     61,006      59,031
Selling, general and administrative expenses..............................................     24,699      22,662
                                                                                             --------    --------
Operating income..........................................................................     36,307      36,369
Net interest (expense) income.............................................................     (9,749)      2,255
Other income..............................................................................        333         111
                                                                                             --------    --------
Income before income taxes................................................................     26,891      38,735
Income taxes..............................................................................      9,968      13,945
                                                                                             --------    --------
Net income................................................................................   $ 16,923    $ 24,790
                                                                                             --------    --------
                                                                                             --------    --------
Basic earnings per share..................................................................   $  2,061    $  1,178
                                                                                             --------    --------
                                                                                             --------    --------
Diluted earnings per share................................................................   $  1,652    $    686
                                                                                             --------    --------
                                                                                             --------    --------

           See notes to condensed consolidated financial statements.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                             THREE MONTHS ENDED
                                                                                                  MARCH 31
                                                                                            ---------------------
                                                                                              1998        1997
                                                                                            --------    ---------
                                                                                               (IN THOUSANDS)
Net cash provided by operating activities................................................   $ 76,140    $  73,642
Purchases of property and equipment, net and net cash (used in)
  investing activities...................................................................    (66,301)     (59,344)
Financing activities
  Proceeds from issuance of long-term debt...............................................     (9,000)          --
  Payments on long-term debt.............................................................        (81)         (81)
  Payments of accounts receivable facility...............................................    (15,000)          --
  Proceeds from issuance of common stock.................................................        303           --
                                                                                            --------    ---------
Net cash (used in) financing activities..................................................    (23,778)         (81)
                                                                                            --------    ---------

Net (decrease) increase in cash and cash equivalents.....................................    (13,939)      14,217
Cash and cash equivalents at beginning of quarter........................................     17,285      126,034
                                                                                            --------    ---------
Cash and cash equivalents at end of quarter..............................................   $  3,346    $ 140,251
                                                                                            --------    ---------
                                                                                            --------    ---------

           See notes to condensed consolidated financial statements.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1998

1. BASIS OF PRESENTATION

     The accompanying unaudited interim condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, which are, in the opinion of the management of American Axle & Manufacturing of Michigan, Inc. (the 'Company'), necessary to present fairly the condensed consolidated financial position of the Company as of March 31, 1998 and December 31, 1997, and the condensed consolidated results of operations and cash flows of the Company for the three months ended March 31, 1998 and 1997, respectively. Results of operations for the periods presented are not necessarily indicative of the results for the full fiscal year. The balance sheet at December 31, 1997 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These 1997 financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1997.

2. INVENTORIES

     Inventories consist of the following:

                                                                       MARCH 31,    DECEMBER 31,
                                                                         1998           1997
                                                                       ---------    ------------
                                                                            (IN THOUSANDS)
Raw materials and work-in-progress..................................    $68,979       $ 68,323
Finished goods......................................................     25,513         25,587
                                                                       ---------    ------------
Gross inventories at average cost...................................     94,492         93,910
Excess of average cost over LIFO cost...............................      7,790          7,650
                                                                       ---------    ------------
Net inventories at LIFO.............................................     86,702         86,260
Supplies and repair parts...........................................     10,505         10,376
                                                                       ---------    ------------
                                                                        $97,207       $ 96,636
                                                                       ---------    ------------
                                                                       ---------    ------------

3. COMPREHENSIVE INCOME

     In 1998, the Company adopted SFAS No. 130, 'Reporting Comprehensive Income'. SFAS No. 130 requires that the components and total amount of comprehensive income be reported in the financial statements for interim and annual periods in 1998. For the quarters ended March 31, 1998 and March 31, 1997, comprehensive income is equal to net income.

4. EARNINGS PER SHARE

     The weighted average number of common shares outstanding for purposes of the earnings per share computations are as follows:

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                       -------------------------
                                                                         1998           1997
                                                                       ---------    ------------
Basic...............................................................      8,211        21,053
                                                                       ---------    ------------
                                                                       ---------    ------------
Diluted.............................................................     10,245        36,134
                                                                       ---------    ------------
                                                                       ---------    ------------

     On October 29, 1997 the Company completed a comprehensive recapitalization (the 'Recapitalization'). The weighted average number of common shares outstanding for purposes of the earnings per share calculation for the three months ended March 31, 1998 reflects the effects of such Recapitalization.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................     3
Risk Factors................................................     9
The Recapitalization........................................    14
Use of Proceeds.............................................    15
Dividend Policy.............................................    15
Dilution....................................................    15
Capitalization..............................................    17
Selected Financial and Other Operating Data.................    18
Unaudited Pro Forma Condensed Consolidated Financial Data...    20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    23
Business....................................................    31
Management..................................................    41
Ownership of Common Stock...................................    50
Certain Transactions........................................    51
Description of Capital Stock................................    52
Description of Certain Indebtedness.........................    56
Shares Eligible for Future Sale.............................    58
Certain United States Federal Tax Consequences to Non-U.S.
  Holders of Common Stock...................................    59
Underwriting................................................    62
Legal Opinions..............................................    64
Experts.....................................................    64
Additional Information......................................    64
Index to Financial Statements...............................   F-1

                            ------------------------

     UNTIL                   , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING
TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              SHARES

                                     [LOGO]

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

                                  COMMON STOCK

                          ---------------------------
                              P R O S P E C T U S
                          ---------------------------

                              MERRILL LYNCH & CO.

                           CREDIT SUISSE FIRST BOSTON

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                           MORGAN STANLEY DEAN WITTER

                            PAINEWEBBER INCORPORATED

                                              , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION

              PRELIMINARY PROSPECTUS DATED                  , 1998
PROSPECTUS
                                               SHARES

                                     [LOGO]

                 AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

                                  COMMON STOCK

                            ------------------------

     All of the           shares of common stock, par value $.01 per share (the
'Common Stock'), of American Axle & Manufacturing Holdings, Inc., a Delaware corporation (the 'Company'), offered hereby are being issued and sold by the Company.

     Of the           shares of Common Stock offered initially hereby,
          shares are being offered initially outside the United States and Canada by the International Managers (the 'International Offering') and
          shares are being offered initially in the United States and Canada by the U.S. Underwriters (the 'U.S. Offering'). The initial public offering price and the underwriting discount per share are identical for the International Offering and the U.S. Offering (collectively, the 'Offering'). See 'Underwriting.'

     Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will
be between $       and $       per share. See 'Underwriting' for a discussion of
the factors to be considered in determining the initial public offering price.

     The Company intends to apply to list the Common Stock on the New York Stock Exchange under the proposed symbol 'AXL'.

                            ------------------------

     SEE 'RISK FACTORS' BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

[CAPTION]

                      PRICE TO                UNDERWRITING              PROCEEDS TO
                       PUBLIC                 DISCOUNT(1)                COMPANY(2)
                      --------                ------------              -----------
Per Share...             $                         $                         $
Total(3)....             $                         $                         $

------------
(1) Company has agreed to indemnify the International Managers and U.S. Underwriters (collectively, the 'Underwriters') against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'

(2) Before deducting expenses payable by the Company estimated at $          .

(3) The Company has granted the International Managers and the U.S. Underwriters options exercisable within 30 days of the date hereof to purchase up to an
    additional        and        shares of Common Stock, respectively, solely to
    cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $          , $          , and $          respectively. See 'Underwriting.'

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about              , 1998.
                            ------------------------

MERRILL LYNCH INTERNATIONAL

                  CREDIT SUISSE FIRST BOSTON

                                    DONALDSON, LUFKIN & JENRETTE
                                             INTERNATIONAL

                                                  MORGAN STANLEY DEAN WITTER

                                                       PAINEWEBBER INTERNATIONAL

                            ------------------------

               The date of this Prospectus is              , 1998

                [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Merrill Lynch International ('Merrill Lynch'), Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette International, Morgan Stanley & Co. International Limited and PaineWebber International (U.K.) Ltd. are acting as International Managers. Subject to the terms and conditions set forth in the purchase agreement (the 'International Purchase Agreement') among the Company and the International Managers, and concurrently with the sale of shares of Common Stock to the U.S. Underwriters (as defined below), the Company has agreed to sell to the International Managers, and each of the International Managers has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

                                                                                               NUMBER
             INTERNATIONAL MANAGER                                                            OF SHARES
-------------------------------------------------------------------------------------------   ---------
Merrill Lynch International................................................................
Credit Suisse First Boston Corporation.....................................................
Donaldson, Lufkin & Jenrette International.................................................
Morgan Stanley & Co. International Limited.................................................
PaineWebber International (U.K.) Ltd.......................................................
                                                                                              ---------
             Total.........................................................................
                                                                                              ---------
                                                                                              ---------

     The Company has also entered into a purchase agreement (the 'U.S. Purchase Agreement') with certain underwriters in the United States and Canada (collectively, the 'U.S. Underwriters' and, together with the International Underwriters, the 'Underwriters'), for whom Merrill Lynch, Pierce Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and PaineWebber Incorporated are acting as representatives (the 'U.S. Representatives'). Subject to the terms and conditions set forth in the U.S.
Purchase Agreement, and concurrently with the sale of                shares of
Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Company, an
aggregate of                shares of Common Stock. The initial public offering
price per share of Common Stock and the underwriting discount per share of Common Stock will be identical under the International Purchase Agreement and the U.S. Purchase Agreement.

     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The International Managers have advised the Company that the International Managers propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $          per share of Common Stock. The International Managers may allow,
and such dealers may reallow, a discount not in excess of $          per share
of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an
aggregate of                shares of Common Stock at the initial public
offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise this option solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Managers exercise such options, each of the International Managers will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Company has also granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to
purchases up to an aggregate of                shares of Common Stock to cover
over-allotments, if any, on terms similar to those granted to the International Managers.

                [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The Company, its executive officers and directors and substantially all of its existing stockholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing except for the registration under the Securities Act of the shares issuable under the that may be registered on Form S-8 or any such successor form or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. See 'Shares Eligible for Future Sale.'

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the 'Intersyndicate Agreement') that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined through negotiations between the Company and the International Managers and the U.S. Representatives. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be price-earnings ratios of publicly traded companies that the International Managers believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and the timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     Each International Manager has agreed that (i) it has not offered or sold, and it will not offer or sell, directly or indirectly, any shares of Common Stock offered hereby to persons in the United Kingdom prior to the expiration of the period of six months from the closing date except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from, or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issuance of Common Stock if that person is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

     The Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

                [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the International Managers are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the International Managers may reduce that short position by purchasing Common Stock in the open market. The International Managers may also elect to reduce any short position by exercising all or part of the over-allotment opinion described above.

     The International Managers may also impose a penalty bid on certain Underwriters and selling group members. This means that if the International Managers purchase shares of Common Stock in the option market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the International Managers will engage in such transactions, or that such transactions, once commenced, will not be discontinued without notice.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.

     Merrill Lynch acted as a financial advisor to the Company in connection with the Recapitalization for which it received customary fees. In addition, Credit Suisse First Boston and certain affiliates of Merrill Lynch are lenders under the Credit Facilities. Credit Suisse First Boston, as a lender under the Revolving Facility, is expected to receive a portion of the proceeds from the Offerings, which is expected to be less than 10% of the aggregate net proceeds of the Offerings. See 'Use of Proceeds.'

                            [ALTERNATE BACK COVER]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                               -------
Prospectus Summary..........................................         3
Risk Factors................................................         9
The Recapitalization........................................        14
Use of Proceeds.............................................        15
Dividend Policy.............................................        15
Dilution....................................................        15
Capitalization..............................................        17
Selected Financial and Other Operating Data.................        18
Unaudited Pro Forma Condensed Consolidated Financial Data...        20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................        23
Business....................................................        31
Management..................................................        41
Ownership of Common Stock...................................        50
Certain Transactions........................................        51
Description of Capital Stock................................        52
Description of Certain Indebtedness.........................        56
Shares Eligible for Future Sale.............................        58
Certain United States Federal Tax Consequences to Non-U.S.
  Holders of Common Stock...................................        59
Underwriting................................................        62
Index to Financial Statements...............................       F-1

                            ------------------------

     UNTIL                   , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING
TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              SHARES

                                     [LOGO]

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

                                  COMMON STOCK

                          ---------------------------
                              P R O S P E C T U S
                          ---------------------------

                          MERRILL LYNCH INTERNATIONAL

                           CREDIT SUISSE FIRST BOSTON

                         DONALDSON, LUFKIN & JENRETTE
                                INTERNATIONAL

                           MORGAN STANLEY DEAN WITTER

                           PAINEWEBBER INTERNATIONAL

                                              , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee and the NASD filing fee, all amounts are estimates.

SEC registration fee..........................................   $ 33,925
NASD filing fee...............................................     12,000
NYSE filing fee...............................................    150,000
Accounting fees and expenses..................................    400,000
Legal fees and expenses.......................................    500,000
Blue Sky fees and expenses (including counsel fees)...........      5,000
Printing and engraving expenses...............................
Transfer agent's and registrar's fees and expenses............
Miscellaneous Expenses........................................
                                                                 --------
     Total....................................................   $
                                                                 --------
                                                                 --------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware (the 'Delaware Law') authorizes the Registrant to indemnify the officers and directors of the Company, under certain circumstances and subject to certain conditions and limitations as stated therein, against all expenses and liabilities incurred by or imposed upon them as a result of actions, suits and proceedings, civil or criminal, brought against them as such officers and directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     Reference is hereby made to Article VI of the Registrant's By-laws, a copy of which is filed as Exhibit 3.02, which provides for indemnification of officers and directors of the Registrant to the full extent authorized by
Section 145 of the Delaware Law. Section 7 of Article VI of the Bylaws authorizes the Registrant to purchase and maintain insurance on behalf of any officer, director, employee, trustee or agent of the Registrant or its subsidiaries against any liability asserted against or incurred by them in such capacity or arising out of their status as such, whether or not the Registrant would have the power to indemnify such officer, director, employee, trustee or agent against such liability under the provisions of such Article or Delaware law.

     The Registrant maintains a directors' and officers' insurance policy which insures the officers and directors of the Registrant from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Registrant.


     Section 102(b)(7) of the Delaware Law permits corporations to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a fiduciary duty of care as a director. Reference is made to Article __ of the Registrant's Articles of Incorporation, a copy of which is filed as Exhibit 3.01, which limits a director's liability in accordance with such Section.

     Reference is made to Section 6 of the U.S. Purchase Agreement and the International Purchase Agreement, copies of which are filed as Exhibit 1.01 and 1.02, respectively, for information concerning indemnification arrangements among the Registrant and the Underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In connection with the Recapitalization, the Company issued 18,261, 1,488 and 1,304 shares of Common Stock to Jupiter, Richard E. Dauch and Morton E. Harris, respectively, in a one-for-one exchange for AAM, Inc. common stock held by each of the above pursuant to a private placement. In addition, the Company privately issued 24 and 18 shares of Common Stock to Michael D. Alexander and Gary J. Witosky, respectively, pursuant to Management Common Stock Subscription Agreements. Mr. Alexander purchased his shares in October 1997 for approximately $400,000 and Mr. Witosky purchased his shares in March 1998 for approximately $300,000.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 EXHIBIT
  NUMBER    DESCRIPTION
----------  ---------------------------------------------------------------------------------------------------------
 *1.01       --   Proposed form of U.S. Purchase Agreement
 *1.02       --   Proposed form of International Purchase Agreement
 *3.01       --   Articles of Incorporation of the Company, as Amended
 *3.02       --   Bylaws of the Company
 *4.01       --   Specimen Stock Certificate
 *5.01       --   Opinion of Simpson Thacher & Bartlett as to the legality of the Common Stock being registered
 10.01       --   Asset Purchase Agreement, dated February 18, 1994, between the American Axle & Manufacturing, Inc.
                  ('AAM, Inc.') and General Motors Corporation ('GM'), and all amendments thereto
*10.02       --   Component Supply Agreement, dated February 28, 1994, between AAM, Inc. and GM
*10.02(a)    --   Amendment No. 1 to Component Supply Agreement, dated February 28, 1994, between AAM, Inc. and GM
*10.02(b)    --   Amendment No. 2 to Component Supply Agreement, dated February 7, 1996, between AAM, Inc. and GM
*10.02(c)    --   Letter Agreement dated February 20, 1996, between AAM, Inc. and GM
*10.02(d)    --   Letter of Confirmation dated February 21, 1996, between GM and AAM, Inc.
*10.02(e)    --   Letter of Intent dated February 21, 1996, by G.M.T.G., GMT-800 PGM Worldwide Purchasing ('G.M.T.G')
                  (re: Front & Rear axles)
*10.02(f)    --   Letter of Intent dated February 21, 1996, by G.M.T.G.
*10.02(g)    --   Letter Agreement dated June 25, 1997, between AAM, Inc. and GM
*10.02(h)    --   Amended and Restated Memorandum of Understanding, dated September 2, 1997, between AAM, Inc. and GM

*10.02(i)    --   MOU Extension Agreement, dated September 22, 1997, between AAM, Inc. and GM
*10.03       --   GMCL Purchase Order Agreement dated February 17, 1994 by and between AAM, Inc. and General Motors of Canada Limited ('GMCL')
*10.04       --   AAM/GMCL Supply Agreement dated February 17, 1994 ('AAM/GMCL Supply Agreement') by and between AAM,
                  Inc. and GMCL
*10.04(a)    --   Amending Agreement dated as of September 5, 1996, between AAM, Inc. and GMCL
*10.04(b)    --   Amending Agreement dated as of October 7, 1996, between AAM, Inc. and GMCL
*10.04(c)    --   Amendment No. 1 to AAM/GMCL Supply Agreement dated February 17, 1994, between AAM, Inc. and GMCL
*10.05       --   Agreement dated February 17, 1997, between AAM, Inc. and GM
*10.06       --   Lease dated September 30, 1994, by and between AAM, Inc., as lessee, and First Industrial, L.P., as lessor (Technical Center)
 10.07       --   1997 American Axle & Manufacturing of Michigan, Inc. Replacement Plan
 10.08       --   The Amended and Restated American Axle & Manufacturing of Michigan, Inc. Management Stock Option
                  Plan
*10.09       --   Nonqualified Stock Option Agreement, dated October 30, 1997, between the Company and Dauch
*10.10       --   Indemnification Agreement, dated February 28, 1994, between AAM, Inc. and GM

 EXHIBIT
  NUMBER    DESCRIPTION
----------  ---------------------------------------------------------------------------------------------------------
 10.11       --   Employment Agreement, dated October 27, 1997, by and between the Company and Dauch
 10.12.      --   Recapitalization Agreement, dated as of September 19, 1997, among AAM, Inc., the Company, Jupiter
                  Capital Corporation ('Jupiter'), Richard E. Dauch ('Dauch'), Morton E. Harris ('Harris') and AAM
                  Acquisition, Inc.
 10.13       --   Stockholders' Agreement, dated as October 29, 1997, among Blackstone Capital Partners II Merchant
                  Banking Fund L.P., Blackstone Offshore Capital Partners II L.P., Blackstone Family Investment
                  Partnership II L.P., Jupiter, Dauch, Harris and AAM, Inc.
 10.14       --   Monitoring Agreement, dated as of October 29, 1997, between the Company and Blackstone Management
                  Partners L.P.
 10.15       --   Credit Agreement, dated as of October 27, 1997, among the Company, AAM, Inc., the lenders named therein, The Chase Manhattan Bank, as administrative agent and collateral agent, and Chase
                  Manhattan Bank Delaware, as fronting bank
*10.16       --   AAM Master Trust Pooling Agreement, dated as of October 29, 1997, among AAM Receivables Corp.('AAM
                  Receivables'), the Company, as Servicer, and The Chase Manhattan Bank, as Trustee
*10.16(a)    --   AAM Master Trust Series 1997-A Supplement to Pooling Agreement, dated as of October 29, 1997, among
                  AAM Receivables, the Company, as Servicer, and The Chase Manhattan Bank, as Trustee
*10.17       --   Receivables Sale Agreement, dated as of October 29, 1997, between AAM Receivables, as purchaser, and the Company, as Seller and Servicer
*10.18       --   Servicing Agreement, dated as of October 29, 1997, among AAM Receivables, the Company, as Servicer, and The Chase Manhattan Bank, as Trustee
*10.19       --   Agreement for Information Technology Services, dated March 1, 1998, between AAM, Inc. and
                  Electronic Data Systems Corporation
 21          --   Subsidiaries of the Registrant
*23.01       --   Consent of Simpson Thacher & Bartlett (contained in Exhibit 5.01)
*23.02       --   Consent of Ernst & Young LLP
*24.01       --   Power of Attorney
*27          --   Financial Data Schedules (For SEC use only)

------------------
* To be filed by amendment.

(b) Financial Statement Schedules:
    Not applicable

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offerings of such securities at that time shall be deemed to be the initial bona fide International Manager thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Detroit, State Holdings, on the 22nd day of May, 1998.

                                    AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

                                    BY  /S/ PATRICK S. LANCASTER

                                    TITLE SECRETARY

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard E. Dauch and Patrick S. Lancaster, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities on the 22nd day of May, 1998.

                 SIGNATURE                                       TITLE                             DATE
--------------------------------------------  --------------------------------------------   -----------------
            /s/ Richard E. Dauch              Chairman of the Board of Directors;                 May 22, 1998
              Richard E. Dauch                President and Chief Executive Officer

            /s/ Gary J. Witosky               Vice President--Finance and Chief Financial         May 22, 1998
              Gary J. Witosky                 Officer

            /s/ Robert A. Krause              Treasurer                                           May 22, 1998
              Robert A. Krause

              /s/ B. G. Mathis                Director; Executive Vice President and Chief        May 22, 1998
                B. G. Mathis                  Administration Officer

           /s/ Glenn H. Hutchins              Director                                            May 22, 1998
             Glenn H. Hutchins

            /s/ Bret D. Pearlman              Director                                            May 22, 1998
              Bret D. Pearlman

           /s/ David A. Stockman              Director                                            May 22, 1998
             David A. Stockman

                                                                     SCHEDULE II

                 AMERICAN AXLE MANUFACTURING OF MICHIGAN, INC.
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                              BALANCE AT     CHARGED TO
                                                             BEGINNING OF    COSTS AND     DEDUCTIONS--    BALANCE AT
                          PERIOD                                PERIOD        EXPENSES      DESCRIBE      END OF PERIOD
----------------------------------------------------------   ------------    ----------    -----------    -------------
                                                                                   (IN THOUSANDS)
Year Ended December 31, 1995..............................      $  100         $  950         $  50(1)       $ 1,000
Year Ended December 31, 1996..............................      $1,000         $1,600         $   0          $ 2,600
Year Ended December 31, 1997..............................      $2,600         $1,000         $ 353(1)       $ 3,247

(1) Uncollectible accounts charged off net of recoveries.

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                    SEQUENTIAL
  NUMBER    DESCRIPTION                                                                                      PAGE NO.
----------  ---------------------------------------------------------------------------------------------   ----------
 *1.01       --   Proposed form of U.S. Purchase Agreement
 *1.02       --   Proposed form of International Purchase Agreement
 *3.01       --   Articles of Incorporation of the Company, as Amended
 *3.02       --   Bylaws of the Company
 *4.01       --   Specimen Stock Certificate
 *5.01       --   Opinion of Simpson Thacher & Bartlett as to the legality of the Common Stock being registered
 10.01       --   Asset Purchase Agreement, dated February 18, 1994, between the American Axle &
                  Manufacturing, Inc. ('AAM, Inc.') and General Motors Corporation ('GM'), and all
                  amendments thereto
*10.02       --   Component Supply Agreement, dated February 28, 1994, between AAM, Inc. and GM
*10.02(a)    --   Amendment No. 1 to Component Supply Agreement, dated February 28, 1994, between AAM,
                  Inc. and GM
*10.02(b)    --   Amendment No. 2 to Component Supply Agreement, dated February 7, 1996, between AAM,
                  Inc. and GM
*10.02(c)    --   Letter Agreement dated February 20, 1996, between AAM, Inc. and GM
*10.02(d)    --   Letter of Confirmation dated February 21, 1996, between GM and AAM, Inc.
*10.02(e)    --   Letter of Intent dated February 21, 1996, by G.M.T.G., GMT-800 PGM Worldwide Purchasing
                  ('G.M.T.G') (re: Front & Rear axles)
*10.02(f)    --   Letter of Intent dated February 21, 1996, by G.M.T.G.
*10.02(g)    --   Letter Agreement dated June 25, 1997, between AAM, Inc. and GM
*10.02(h)    --   Amended and Restated Memorandum of Understanding, dated September 2, 1997, between AAM,
                  Inc. and GM
*10.02(i)    --   MOU Extension Agreement, dated September 22, 1997, between AAM, Inc. and GM
*10.03       --   GMCL Purchase Order Agreement dated February 17, 1994 by and between AAM, Inc. and
                  General Motors of Canada Limited ('GMCL')
*10.04       --   AAM/GMCL Supply Agreement dated February 17, 1994 ('AAM/GMCL Supply Agreement') by and between AAM, Inc. and GMCL
*10.04(a)    --   Amending Agreement dated as of September 5, 1996, between AAM, Inc. and GMCL
*10.04(b)    --   Amending Agreement dated as of October 7, 1996, between AAM, Inc. and GMCL
*10.04(c)    --   Amendment No. 1 to AAM/GMCL Supply Agreement dated February 17, 1994, between AAM, Inc.
                  and GMCL
*10.05       --   Agreement dated February 17, 1997, between AAM, Inc. and GM
*10.06       --   Lease dated September 30, 1994, by and between AAM, Inc., as lessee, and First
                  Industrial, L.P., as lessor (Technical Center)
 10.07       --   1997 American Axle & Manufacturing of Michigan, Inc. Replacement Plan
 10.08       --   The Amended and Restated American Axle & Manufacturing of Michigan, Inc. Management
                  Stock Option Plan
*10.09       --   Nonqualified Stock Option Agreement, dated October 30, 1997, between the Company and
                  Dauch
*10.10       --   Indemnification Agreement, dated February 28, 1994, between AAM, Inc. and GM
 10.11       --   Employment Agreement, dated October 27, 1997, by and between the Company and Dauch

 EXHIBIT                                                                                                    SEQUENTIAL
  NUMBER    DESCRIPTION                                                                                      PAGE NO.
----------  ---------------------------------------------------------------------------------------------   ----------
 10.12.      --   Recapitalization Agreement, dated as of September 19, 1997, among AAM, Inc., the
                  Company, Jupiter Capital Corporation ('Jupiter'), Richard E. Dauch ('Dauch'), Morton E.
                  Harris ('Harris') and AAM Acquisition, Inc
 10.13       --   Stockholders' Agreement, dated as October 29, 1997, among Blackstone Capital Partners
                  II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P., Blackstone
                  Family Investment Partnership II L.P., Jupiter, Dauch, Harris and AAM, Inc.
 10.14       --   Monitoring Agreement, dated as of October 29, 1997, between the Company and Blackstone
                  Management Partners L.P.
 10.15       --   Credit Agreement, dated as of October 27, 1997, among the Company, AAM, Inc., the lenders named therein, The Chase Manhattan Bank, as administrative agent and collateral agent, and Chase Manhattan Bank Delaware, as fronting bank
*10.16       --   AAM Master Trust Pooling Agreement, dated as of October 29, 1997, among AAM Receivables
                  Corp.('AAM Receivables'), the Company, as Servicer, and The Chase Manhattan Bank, as
                  Trustee
*10.16(a)    --   AAM Master Trust Series 1997-A Supplement to Pooling Agreement, dated as of October 29,
                  1997, among AAM Receivables, the Company, as Servicer, and The Chase Manhattan Bank, as
                  Trustee
*10.17       --   Receivables Sale Agreement, dated as of October 29, 1997, between AAM Receivables, as purchaser, and the Company, as Seller and Servicer
*10.18       --   Servicing Agreement, dated as of October 29, 1997, among AAM Receivables, the Company, as Servicer, and The Chase Manhattan Bank, as Trustee
*10.19       --   Agreement for Information Technology Services, dated March 1, 1998, between AAM, Inc.
                  and Electronic Data Systems Corporation
 21          --   Subsidiaries of the Registrant
*23.01       --   Consent of Simpson Thacher & Bartlett (contained in Exhibit 5.01)
*23.02       --   Consent of Ernst & Young LLP
*24.01       --   Power of Attorney
*27          --   Financial Data Schedules (For SEC use only)

------------------
*  To be filed by amendment.

(b) Financial Statement Schedules:
    Not Applicable.

Schedule II--American Axle & Manufacturing of Michigan, Inc.--Allowance for Doubtful Accounts